02057606

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE 6-30-02

For the Period June 2002 File No. 0-29948

STARFIELD RESOURCES INC.
(Name of Registrant)

420 – 625 Howe Street, Vancouver, British Columbia, CANADA V6C 2T6
(Address of principal executive offices)

1. Press Release: June 16, 2002
2. Press Release: June 24, 2002
3. Press Release: June 28, 2002
4. Letter dated July 4, 2002
5. Press Release: July 5, 2002
6. Press Release: July 10, 2002
7. Press Release: July 17, 2002
8. Press Release: August 15, 2002
9. Press Release: August 29, 2002
10. Technical Report
11. Interim Financial Statements for the fiscal quarter ended May 31, 2002
12. Form 51 -901F – Quarter Ended May 31, 2002
13. Notice of Annual General Meeting to be held on November 9, 2002
14. Proxy Material for Annual General Meeting to be held on November 9, 2002
15. Information Circular for Annual General Meeting to be held on November 9, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIELD RESOURCES INC.
(Registrant)

September 6, 2002
Date

By: Glen J. Indra, President

STARFIELD RESOURCES INC.

PRESS RELEASE

June 16, 2002

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6
Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com

#SRU-06-02-01

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Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

MULTIPLE DRILL INTERCEPTS OF HIGHLY ENRICHED PALLADIUM AND PLATINUM ENCOUNTERED IN PROPOSED PIT AREA

A low-sulphide drill intersection assaying 13.33 g/t palladium and 1.11 g/t platinum over 1.04 meters has been encountered in hole FL02-109 some 30 meters below the massive sulphide unit in recent drilling of the near-surface West Zone resource at Ferguson Lake. Definition drilling between sections 40 West and 50 West has intersected one or more nickel-copper-cobalt-palladium-platinum lenses in all holes. Especially exciting for the project is the fact that holes FL02-108 to FL02-111 also intercepted low-sulphide PGE mineralization between or below the principal sulphide and PGE-bearing lenses encountered in these holes. Some 2,000 meters further west, hole FL01-104 drilled late in the 2001 season also intersected low-sulphide altered gabbro which returned assays of 9.86 g/t palladium and 1.44 g/t platinum over 0.50 meters some 56 meters below the massive sulphide PGE-bearing lens.

Wedge drilling from hole FL01-101 has been completed and all wedge holes intersected the biotite alteration zones above the massive sulphide lens. Best results were obtained from wedges W1 and W5. W1 returned fire assays of 5.37 g/t palladium, 2.39 g/t platinum and 1.11 g/t rhodium over a 0.14 meter interval. W5 contained two PGE-enriched intervals, the first assaying 2.03 g/t palladium, 0.35 g/t platinum and 0.14 g/t rhodium over 0.14 meters and the second, immediately below, assaying 4.70 g/t palladium, 0.78 g/t platinum and 0.9 g/t rhodium over a 1.24 meter interval. It is apparent that the geochemical signature of this palladium-platinum-rhodium enriched system is distinct and separate from the low-sulphide palladium and platinum zones intersected in holes FL02-108 to FL02-111 and FL01-104.

The Company has commenced drilling to test for nickel-copper-palladium-platinum and rhodium mineralization between hole FL01-101 and FL01-104.

Expanded drilling of near-surface mineralization from 40 West to 50 West will now have the added focus of tracing the newly discovered low-sulphide palladium-platinum zones.

A technical appendix summarizing results is available at http://www.starfieldres.com/techapdx.pdf

On Behalf of the Board of Directors

"Glen Macdonald"

Glen MacDonald, P. Geol.,
Director

STARFIELD RESOURCES INC.

PRESS RELEASE

June 24, 2002

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6

Tel: (604) 608-0400 Fax:(604) 608-0344

Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com

#SRU-07-02

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Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

SUBSAMPLING OF FL02-101W5 ASSAYS 42.85 g/t (1.38 oz/t) PALLADIUM, 5.62 g/t (0.18 oz/t) PLATINUM AND 0.77 g/t RHODIUM

The Company is pleased to report it has completed a detailed subsampling of FL02-101 W5. The subsampling has shown the Pd-Pt values are contained within a xenolith of gabbro within a younger basic dyke. This hole (W5) demonstrates the continuity of the low sulphidation high Pd-Pt-Rh values discovered originally in FL01-101.

	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(ppm)	Pd(ppb)	Pt(ppb)	Rh(ppb)
FL02-101W5	962.92-964.16	1.24	610	252	27	5536	726	101
			(0.06%	0.03%	0.003%	5.54 g/t	0.73 g/t	0.10 g/t)
Including	963.55-963.71	0.16	37	135	27	42850	5620	770
			(0.004%	**0.01%**	**0.003%**	**42.85 g/t (1.38 oz/t)**	**5.62 g/t (0.18 oz/t)**	**0.77 g/t)**

The subsampling of the footwall Pd-Pt horizon discovered in FL01-109 has been completed with the results below:

	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(ppm)	Pd(ppb)	Pt(ppb)
FL02-109	123.30-124.34	1.04	991	1723	515	12894	1384
			(0.10%	0.17%	0.052%	12.89 g/t	1.38 g/t)
(including	123.43-123.64	0.21	205	121	17	56790	5990)
			(0.02%	**0.01%**	**0.002%**	**56.79 g/t (1.82 oz/t)**	**5.99 g/t) (0.19 oz/t)**

The elevated palladium and platinum grades from the subsampling of holes FL02-101 W5 and FL02-109 are discrete systems from one another and distinct from the palladium and platinum system contained within the 60.1 million tonne inferred massive sulphide resource. These two styles of alteration are similar to those ore zones found in the Sudbury mining camp and the deposits of the Keivitsa intrusion of Northern Finland and the PGE-enriched zones of the Stillwater and Bushveld intrusions.

The Company is currently drilling hole FL02-105A on Line 6300W to fill in a 600 meter gap between holes FL01-101 and FL01-104. Additionally, hole FL02-112 is currently being drilled on line 7600W, an 800-meter westerly stepout from hole FL01-101, to test for the massive sulphide horizon.

TECHNICAL DISCUSSION

The characterization of low-sulphide high grade PGE mineralization discovered at Ferguson Lake West Zone continues.

Exploration of the West Zone at Starfield Resources' Ferguson Lake project has identified two distinct low-sulphide PGE-enriched mineralization styles hosted in the gabbroic unit which contains stringer to massive sulphide PGE-bearing horizons.

The first style recognized in drill hole FL01-101 and subsequent recent wedge drilling from this hole is characterized by high-grade palladium (Pd), platinum (Pt) and rhodium (Rh) accompanying significant enrichments in tellurium (Te). This mineralization is distinctive in its low sulphide and Cu, Ni and Co concentrations and the intensity of black- to bronze-coloured biotite alteration.

The second style of low-sulphide PGE mineralization was first recognized in hole FL01-104. It has now been identified in numerous intercepts in most holes recently drilled in the definition drilling of the shallower eastern portion of the West Zone. This mineralization is characterized by elevated to high grades of Pd and Pt and low Cu, Ni and Co found in distinctively bleached and altered gabbroic host rock. Both of these styles of PGE mineralization are discrete from the sulphide PGE-bearing horizon.

LOW SULPHIDE HIGH GRADE Pd-Pt-Rh DISCUSSION

The Pd-Pt-Rh style of mineralization was discovered over a 0.35 meter intercept where grades of palladium ranged from 90 g/t to 105.64 g/t, platinum 26.71 g/t to 35.03 g/t and rhodium 2.74 g/t to 3.51 g/t depending upon the various analytical procedures used during confirmation check assaying(Press Release: May 8, 2002). This almost 100% altered black-bronze biotite intercept was also determined to contain 58.8 ppm tellurium. In hole FL01-101 the 0.35 meter wide high-grade Pd-Pt-Rh intercept was truncated by a basic dyke. In the recent wedge drilling of this hole , this young post mineral dyke rock was intersected in wedge W-2 and W-5 but not in W-1 or W-4.

The basic dyke rock interval of 1.24 meters between 962.92 to 964.16 meters in hole FL02-101W5 was reported to contain low-sulphide content and 4.7 g/t Pd, 0.78 g/t Pt and 0.09 g/t Rh (Press Release: June 16, 2002). This W5 dyke interval was sub -sampled and examined in detail as other dyke rocks and the basic dyke originally encountered truncating the high-grade Pd-Pt-Rh mineralization in FL01-101 did not report PGE concentrations.

Original FL02-101 W5 Reported Sample (Press Release June 16, 2002)

	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(ppm)	Pd(ppb)	Pt(ppb)	Rh(ppb)
Basic Dyke	962.92-964.16	1.24	690	400	30	4700	780	90
			(0.07%	0.04%	0.003%	4.70 g/t	0.78 g/t	0.09 g/t)

Detailed Subsampling of FL02-101 W5 Basic Dyke Weighted Average Grades for 5 Subsamples

	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(ppm)	Pd(ppb)	Pt(ppb)	Rh(ppb)
Basic Dyke	962.92-964.16	1.24	610	252	27	5536	726	101
			(0.06%	0.03%	0.003%	5.54 g/t	0.73 g/t	0.10 g/t)

Including:

	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(ppm)	Pd(ppb)	Pt(ppb)	Rh(ppb)
Mineralized Xenolith	**963.55-963.71**	**0.16**	**37**	**135**	**27**	**42850**	**5620**	**770**
			(0.004%	**0.01%**	**0.003%**	**42.85 g/t (1.38 oz/t)**	**5.62 g/t (0.18 oz/t)**	**0.77 g/t)**

Subsequent resampling of the basic dyke identified a 0.16 meter interval of Pd-Pt-Rh mineralization characterized by 20% black-bronze biotite alteration of gabbroic rock included into the dyke as a 16 cm xenolith. Subsamples of the dyke adjacent to and surrounding the xenolith of mineralization were found to contain little or no PGE enrichment or sulphides similar to the original truncating dyke intercept found below the high-grade intercecpt in hole FL01-101. **The xenolith hosts the distinctive Pd (42.85 g/t), Pt (5.62 g/t) and Rh (0.77 g/t) and Te (19.88 g/t) mineralization** noted in the 0.35 m intercept of intensely altered (approaching 100%) biotite altered rock first discovered in FL01-101.

These observations and data can be interpreted to suggest that this unmineralized ,post- mineral, basic dyke has been emplaced in a manner which has disrupted and removed Pd-Pd-Rh-Te mineralization and alteration in the area tested by drill hole FL01-101 and the wedge drilling of FL02-101W1 to W5. These results further suggest that the concentrations of Pd-Pt-Rh-Te are gradational with the degree of intensity of biotite alteration (from 100% to 20%) of the host gabbro body in this style of low-sulphide PGE mineralization. For example, palladium ranges from 105.64 g/t to 42.85 g/t and Rh from 3.5 g/t to 0.77 g/t within the confines of an approximately 80% decrease in alteration intensity (i.e., 0.35 meter intercept versus the 0.16 meter xenolith width).

Interpretation of the position of the zones of low-sulphide Pd-Pt-Rh-Te high grade mineralization suggests a crude east-west trend and a steep dip to the north .This trend roughly parallels the underlying +_ 4 meter thick massive sulphide lens intersected in the original Fl01-101 hole and all of the wedge drilling of this hole.

LOW-SULPHIDE HIGH GRADE Pd-Pt DISCUSSION

At 123.30 to 124.34 meters a low sulphide drill intersection assaying 13.33 g/t Pd, 1.11 g/t Pt over 1.04 meters and located in a distinctly altered zone some 30 meters below the massive sulphide body has been reported in hole FL02-109 (Press Release : June 16, 2002). This discrete high grade Pd-Pt interval has been sub-sampled in detail and assay results interpreted. The 1.04 meter section was initially sampled due to the weakly developed presence of 2 to 10 % disseminated and fracture filled pyrrhotite-pyrite.

Original FL02-109 Reported Sample (Press Release June 16, 2002)

	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(ppm)	Pd(ppb)	Pt(ppb)
	123.30-124.34	1.04	1067	1867	472	13330	1115
			(0.11%	0.19%	0.047%	13.33 g/t	1.12 g/t)

Detailed Subsampling of FL02-109 High-Grade PGE Low-Sulphide Mineralization
Weighted Average Grades for 5 Samples

	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(ppm)	Pd(ppb)	Pt(ppb)
Resampled Interval	123.30-124.34	1.04	991	1723	515	12894	1384
			(0.10%	0.17%	0.052%	12.89 g/t	1.38 g/t)

Including:

	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(ppm)	Pd(ppb)	Pt(ppb)
Distinct Pd+Pt Mineralization	**123.43-123.64**	**0.21**	**205**	**121**	**17**	**56790**	**5990)**
			(0.02%	**0.01%**	**0.002%**	**56.79 g/t (1.82 oz/t)**	**5.99 g/t) (0.19 oz/t)**

Five detailed sub-samples of the low sulphide 1.04 meter zone returned similar high grade weighed average grades of 12.89 g/t Pd and 1.38 g/t Pt.

Within this altered gabbro section of FL02-109 a distinctive 0.21 meter sub-sample containing no sulphides and 1 to 2% quartz-epidote veining **assayed grades of 56.79 g/t Pd and 5.99 g/t Pt over this restricted 21 cm interval.** This discrete high grade Pd+Pt mineralization is hosted in a 7.21 meter wide interval (119.01 to 126.22 meters) characterized by low Cu,Ni and Co concentrations (low-sulphide) in bleached and altered gabbro.

The exact orientation of this distinctive zone has not yet been determined. However, interpretation suggests that the bleached low sulphide Pd+Pt enriched zone discovered in FL02-109 may link with the low sulphide 1.15 meter interval of 1.63 g/t Pd and 1.88 g/t Pt discovered in FL02-108(Press Release : June 16,2002).If this is the case then it may be a flat structure below the massive sulphide PGE-bearing lens(es).Another interpretation of the definition drilling is that the low sulphide PGE-rich intercept discovered in FL02-108 is comparable to the 1.1 meter low sulphide section containing 2.37 g/t Pd and 1.65 g/t Pt found in hole FL02-111(Press Release: June16, 2002). In this case it could have a moderate dip to the north, crudely parallel to the sulphide-rich lenses.

Subsequent definition drilling of the currently planned 22 hole program in the proposed pit area will assist in a better understanding of these important bw-sulphide, discrete PGE-enriched bleached zones within the host gabbro of the West Zone.

The presence of mafic, hydrous chlorine (Cl)-rich silicate minerals such as biotite form alteration haloes of up to 5 meters around foot wall breccia ore zones of the Sudbury camp. Low sulphide discrete PGE-rich horizons thought to be associated with hydrothermal Cl-rich solutions have been identified in deposits in the Keivitsa intrusion of Northern Finland. Chlorine-rich fluids are known to be important in the transport of PGEs in solution and important zones of PGE enrichment are chlorine-rich in the Stillwater and Bushveld intrusions. Similar PGE-bearing chlorine-rich solutions may have been important in the hydrothermal formation of low-sulphide styles of mineralization at Ferguson Lake. These PGE and Cl rich solutions may have been responsible for the two distinctive low-sulphide, PGE-rich styles of mineralization now identified as black to bronze biotite and bleached alteration assemblages.

The PGE data assembled and interpreted to date for the West Zone at Ferguson Lake strongly suggests that these two newly discovered alteration and mineralized assemblages host Pd, Pt, ± Rh grades which are superior to those generally found in the stringer to massive sulphide bodies. Previous exploration success has focused on the massive sulphides; however, the significant PGE grades found in low-sulphide environments within the host gabbroic body suggests a much broader approach to exploration and resource definition is warranted due to the multi-ounce platinum+palladium ± rhodium discoveries during the recent 2002 exploration program.

On Behalf of the Board of Directors

"Glen Macdonald"

Glen Macdonald, P.Geol., Director

STARFIELD RESOURCES INC.
PRESS RELEASE

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6

Tel: (604) 608-0400 Fax®604) 608-0344

Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com

June 28, 2002
#SRU-08-02

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EXTENTION OF WARRANT TERM

Starfield Resources Inc. (TSXV- SRU) (the "Corporation") announces that it is extending the term of 1,000,000 share purchase warrants (the "Warrants") previously issued to Burdett Properties Limited on August 28, 2001. The original term of the Warrants was to expire on August 28, 2003. In accordance with the approval of TSX Venture Exchange, the term of the Warrants has been extended until August 28, 2004. All other terms of the Warrants remain unchanged. Burdett Properties Limited in at arm's length to the Corporation.

"Glen J. Indra"

Glen J. Indra
President

For further information contact Mr. Glen Indra, President, at:

Tel: (604) 608-0400
Fax: (604) 608-0344
Email: info@starfieldres.com

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

N.C. CARTER, Ph.D. P.Eng.
Consulting Geologist
1410 Wende Road
Victoria, B.C. V8P 3T5

Tel: 250-477-0419
Fax: 250-477-0429
Email: nccarter@shaw.ca

DATE: July 4, 2002

TO: GLEN INDRA

RE: MINERAL RESOURCE TOTALS

Inferred mineral resources, contained in three zones (West Zone, East Zone I, East Zone II) on the Ferguson Lake property, total 60.1 million tonnes at a cutoff grade of 1% Cu+Ni. The various tables include specific values for Cu and Ni and Pd and Pt.

These estimates of inferred mineral resources incorporate the results of 132 diamond drill holes of which slightly more than half were completed by Inco in the early to mid 1950s. While the majority of these early drill holes reported total precious metals values, only palladium was reported separately. Based on the results obtained from more recent Starfield drilling, it is apparent that most of the remaining precious metals values reported by Inco consisted of platinum.

Results for 105 holes were incorporated in the estimate of inferred mineral resources for West Zone which accounts for 92% of the total inferred resource. Slightly more than half of the drill holes used were completed by Starfield over the past three years and the analytical results for these holes allowed for a fairly precise estimate of Pd and Pt values. By contrast, the majority of the drill holes used for the resource estimates of East Zone I and II were historic Inco holes and thus the previous estimates reported total Pd+Pt values. These are now reported separately on the basis of the overall West Zone Pd:Pt ratio which is slightly less than 6:1.

Cutoff Grade	Mineral Zone	Tonnes(millions)	Cu(%)	Ni(%)	Pd(g/t)	Pt(g/t)
1% Cu+Ni	West Zone	55.1	0.95	0.59	1.35	0.23
	East Zone I	3.5	1.01	0.75	1.01	0.17
	East Zone II	1.5	0.93	0.80	1.03	0.17
	Total	**60.1**	**0.95**	**0.60**	**1.32**	**0.23**
1.5% Cu+Ni	West Zone	28.5	1.17	0.73	1.71	0.28
	East Zone I	2.2	1.18	0.87	1.10	0.18
	East Zone II	0.9	1.21	0.96	1.28	0.22
	Total	**31.6**	**1.17**	**0.75**	**1.65**	**0.27**
2.0% Cu+Ni	West Zone	12.4	1.37	0.83	1.93	0.36
	East Zone I	1.2	1.41	0.93	1.18	0.20
	East Zone II	0.6	1.33	1.07	N/A	N/A
	Total	**14.2**	**1.37**	**0.85**	**1.86**	**0.35**

"N.C. Carter, Ph.D. P.Eng."

CERTIFICATE

I, NICHOLAS C. CARTER, Consulting Geologist, with residence and business address at 1410 Wende Road, Victoria, British Columbia, do hereby certify that:

1. I am a graduate of the University of New Brunswick with B.Sc.(1960), Michigan Technological University with M.S.(1962) and the University of British Columbia with Ph.D.(1974).

2. I have practised my profession as a geologist, both within government and the private sector, in eastern and western Canada and in parts of the United States Mexico and Latin America for more than 35 years. Work has included detailed geological investigations of mineral districts, examination and reporting on a broad spectrum of mineral prospects and producing mines, supervision of mineral exploration projects and comprehensive mineral property evaluations.

3. I have been registered with the Association of Professional Engineers and Geoscientists of British Columbia since 1966. I am a Fellow of both the Canadian Institute of Mining, Metallurgy and Petroleum and the Geological Association of Canada and am a past director of The Prospectors and Developers Association of Canada and a past president of the British Columbia and Yukon Chamber of Mines.

4. I am a "qualified person" for purposes of National Instrument 43-101. Relevant experience with regard to the foregoing report includes personal examination of, and supervision of exploration programs directed to a number of base and precious metals deposits in a number of areas in both North and South America including the Sudbury Basin.

5. I have personally examined the Ferguson Lake property on several occasions between September of 1997 and July of 2001 and have prepared numerous technical reports on the property since 1998. The foregoing summary of mineral resource estimates has been derived from a detailed study which provides information on parameters used in calculating the mineral resources and which is contained in a Report on the April-November 2001 Exploration Programs, Ferguson Lake Nickel-Copper-Cobalt-PGE Property prepared by the writer and dated March 4, 2002.

6. I am not currently, nor am I under an agreement, arrangement or understanding or expect to become, an insider, associate, affiliated entity or employee of Starfield Resources Inc. or of an insider or affiliated entity of the issuer. I am not under an agreement, arrangement or understanding or expect to become, a partner of the issuer or of an insider or affiliated entity of the issuer.

9. I do not own, directly or indirectly, nor am I under an agreement, arrangement or understanding or expect to acquire, any securities of Starfield Resources Inc. or of an affiliated entity of the Company. I hold no interest, directly or indirectly, in the mineral properties that are the subject of the foregoing technical report or in any adjacent mineral property.

10. I have read National Instrument 43-101 and Form 43-101F1 and the report on which the foregoing letter is based has been prepared in conformity with this Instrument and Form 43-101F1 and generally accepted Canadian mining industry practice.

Dated at Victoria, British Columbia, this 4th day of July, 2002:

"N.C. Carter, Ph.D. P.Eng."

STARFIELD RESOURCES INC.
PRESS RELEASE

July 5, 2002
#SRU-09-02

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com

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Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

Starfield Resources Inc. wishes to clarify certain disclosures made by and for the Company recently. The Company has reviewed its website and has restructured the site to fully comply with the requirements of National Policy 43-101. In particular, the Company has removed all reference to the Inferred resource as being "indicated" or "proven."

The Company has determined that a preliminary evaluation of the Ferguson Lake property by Geofin Geological and Financial Consulting Service dated August 2001 was not prepared in compliance with the requirements of National Instrument 43-101. The Company has removed the Geofin report from its website and advises that it should not be referred to as a source of information. Additionally, the Company has removed from its site any material linked to other sources, including but not limited to articles by Geofin Geological and Financial Consulting Service, which were determined to not be in compliance with the requirements of National Policy 43-101.

The Company has removed the secured entry to the Analysts portion of its website to allow general access. This portion of the site contains an engineering report dated March 4, 2002 by N.C. Carter, Ph.D., P.Eng., and a mineralogical report by Lakefield Research Mineralogical Services dated May 28, 2001.

The Company further advises that there are no current discussions with major mining corporations regarding participation in the Ferguson lake project, and no revisions to the inferred resource are presently being prepared. A summary of the current resource, prepared by N.C. Carter, Ph.D., P.Eng., as of July 4, 2002 and based on his report of March 4, 2002, acting as an independent, qualified consultant to Starfield is included below. Attention is directed to the compliance parameters accompanying the table.

*** Combined West Zone, East Zone I, East Zone II**
Inferred Mineral Resources

Cutoff Grade	Zone	Tonnes (millions)	Copper (%)	Nickel (%)	Palladium (g/t)	Platinum (g/t)
1.0% Cu+Ni	West	55.1	0.95	0.59	1.35	0.23
	East I	3.5	1.01	0.75	1.01	0.17
	East II	1.5	0.93	0.80	1.03	0.17
Total		**60.1**	**0.95**	**0.60**	**1.32**	**0.23**
1.5% Cu+Ni	West	28.5	1.17	0.73	1.71	0.28
	East I	2.2	1.18	0.87	1.10	0.18
	East II	0.9	1.21	0.96	1.28	0.22
Total		**31.6**	**1.17**	**0.75**	**1.65**	**0.27**
2.0% Cu+Ni	West	12.4	1.37	0.83	1.93	0.36
	East I	1.2	1.41	0.93	1.18	0.20
	East II	0.6	1.33	1.07	N/A	N/A
Total		**14.2**	**1.37**	**0.85**	**1.86**	**0.35**

The Company's independent consultant, N.C Carter, Ph.D., P.Eng., has prepared the new estimates pursuant to CIM "Standards on Mineral Resources and Reserves" designed by the CIM Standing Committee on Reserve Definitions, adopted by CIM Council on August 20, 2000 and published in the CIM Bulletin of October, 2000. Dr. Carter calculated the new resource estimates manually for individual drill hole cross-sections employing the following parameters: Cut-off Grades - 1.0%, 1.5% and 2.0% combined Cu + Ni. Minimum Drill Intersection - 2.00 meters. Area of Influence for Individual Drill Holes (down-dip) - midway point between drill holes. Area of Influence for Individual Cross-Sections - midway point between sections. Assumed Specific Gravity - 3.80. A total of 150 drill hole intersections of massive sulphide mineralization were utilized in the resource calculations. Intervals between holes range from 120 meters on initial stepouts to approximately 40 meters for in-fill drill holes. Some of the 1950's drill results reported only "PGE" instead of separate assays for Pd and Pt. As a result the palladium and platinum values are calculated from a property-wide ratio of palladium to platinum of 6:1. The inferred mineral resource has not yet demonstrated economic viability.

On Behalf of the Board of Directors,

Glen C. Macdonald, P.Geo., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

STARFIELD RESOURCES INC.
PRESS RELEASE

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com

July 10, 2002
#SRU-10-02

SRU -- TSX.V
SRFDF – OTC BB

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

DRILL PROGRAM UPDATE

The Company has recently completed step out diamond drill holes FL02-105a and FL02-112.

Hole FL02-105a, located on section 63+60, was designed to test at depth the West Zone mineralized horizons intersected in holes FL01-084 and FL01-092 during the year 2001 exploration program. Mineralized sections from FL02-105a have been sent for assay.

Hole FL02-112, drilled on section line 76+00 West, is an 800 meter step out west of hole FL01-101. FL02-112 intersected the target horizon at a drill depth of 1,321 meters and mineralized sections have been sent for assay. This drill has been moved to again test the horizon further updip on section 76+00 West.

The Company has moved the crew from FL02-105a to continue a drill program to further define potential open-pit mineralization near surface in the eastern portion of the West Zone. Mineral resources for the eastern shallower part of West Zone are based mainly on 50 previous drill holes. The area being tested is inferred by the Company's consulting engineer Dr. N.C. Carter, Ph.D., P.Eng. to contain 8,076,363 tonnes @ 1.07% Cu, 0.83% Ni, 1.53 g/t Pd, 0.20 g/t Pt at a 1.5% Cu+Ni cutoff grade and includes 2.5 million tonnes @ 1.18% Cu, 1.04% Ni, 1.78 g/t Pd, 0.29 g/t Pt at a 2.0% Cu+Ni cutoff grade. The current 21 drill hole program is designed to provide sufficient drill information to upgrade the resource to a higher category by confirming upper and lower limits of the known massive sulphide lenses. Further drilling in this area will also target low sulphide enriched palladium-platinum zones demonstrated to occur in the footwall of the West Zone massive sulphides.

Results from holes FL02-113, 114 and 115 are summarized in the accompanying table:

Hole No	Inclination	Location	Interval(m)	Length(m)	Cu %	Ni %	Co %	Pd g/t	Pt g/t
FL02-113	-60°	45+20W0+108	DRILLED ABOVE THE ZONE						
FL02-114	-60°	45+80W0+10S	11.00-16.26	5.26	0.33%	0.43%	0.050%	0.91 g/t	0.04 g/t
		(Including	11.00-12.49	1.49	0.42%	0.45%	0.055%	0.99 g/t	0.07 g/t)
		(and	14.74-16.26	1.52	0.62%	0.94%	0.113%	2.05 g/t	0.07 g/t)
			22.12-36.56	14.44	0.99%	0.64%	0.078%	1.45 g/t	0.21 g/t
		(Including	22.12-29.12	7	0.97%	0.84%	0.105%	1.82 g/t	0.29 g/t)
		(and	33.03-36.10	3.07	0.99%	0.75%	0.087%	1.62 g/t	0.20 g/t)

Hole No	Inclination	Location	Interval(m)	Length(m)	Cu %	Ni %	Co %	Pd g/t	Pt g/t
FL02-115	-50°	45+80W1+20N	105.34-112.67	7.33	1.00%	0.19%	0.028%	0.53 g/t	0.11 g/t
		(Including	105.34-108.82	3.48	1.83%	0.25%	0.033%	0.76 g/t	0.12 g/t)
			129.32-133.77	4.45	0.52%	0.21%	0.030%	0.92 g/t	0.15 g/t
		(Including	129.32-131.33	2.01	0.92%	0.05%	0.012%	0.45 g/t	0/19 g/t)
		(and	133.15-133.77	1.13	0.35%	0.71%	0.093%	2.62 g/t	0.24 g/t)
			152.41-154.60	2.19	0.09%	0.11%	0.016%	1.79 g/t	1.35 g/t
			158.60-164.65	6.05	0.31%	0.42%	0.054%	1.31 g/t	0.09 g/t

Three additional drill holes have been completed on the eastern portion of West Zone and are currently being submitted for assay.

On Behalf of the Board of Directors,

"Glen Macdonald"

Glen C. Macdonald, P.Geo., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

STARFIELD RESOURCES INC.
PRESS RELEASE

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com

July 17, 2002
#SRU-11-02

SRU – TSX.V
SRFDF – OTC BB

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

THREE MASSIVE SULPHIDE LENSES INTERCEPTED IN 25-METER INTERVAL

In West Zone extension drilling hole FL02-105A (located at 64+00W, 8+50N grid coordinates) has been completed to a total depth of 971 meters (Dip -80°). This hole is located within the West Zone where an inferred resource of approximately 55.14 million tonnes grading 0.95% Cu, 0.59% Ni, 0.065% Co, 1.35 g/t Pd, 0.23 g/t Pt at a 1.0% Cu+Ni cutoff grade has been calculated by Dr. N.C. Carter, Ph.d., P.Eng., in his technical report dated March 4, 2002. FL02-105A was designed to further outline the resource bounded by the grid lines 6000W and 6600W where prior to hole FL02-105A this area contained 15.41 million tonnes of inferred resource (N.C. Carter, March 4, 2002). Drill hole FL02-105A is located approximately 100 meters northwest from drill holes FL01-91 and FL01-104 and approximately 200 meters west from FL00-84 and FL01-99 (see Table II). These holes intercepted approximately 20.8 meters, 14.4 meters, 45.9 meters, and 31.9 meters of sulphide mineralization respectively. In hole FL02-105A three distinct massive sulphide lenses were intercepted over a 25.7 meter interval between 799.88 and 824.98 meters (see Table I).

TABLE I

Hole No	Inclination	Location	Interval(m)	Length(m)	Cu %	Ni %	Co %	Pd g/t	Pt g/t
FL02-105A	-80°	64+00W 8+50N	**799.28-806.48**	**6.60**	**1.49**	**0.91**	**0.118**	**2.17**	**0.45**
		(including	801.58-806.48	4.90	1.33	1.03	0.116	2.34	0.49)
			809.41-811.60	**2.19**	**1.00**	**1.09**	**0.109**	**3.18**	**0.53**
			821.83-824.98	**3.15**	**1.20**	**1.00**	**0.107**	**2.78**	**1.06**
		(including	821.83-822.83	1.00	1.23	1.04	0.110	3.32	2.60)

TABLE II

Hole No	Inclination	Location	Interval(m)	Length(m)	Cu %	Ni %	Co %	Pd g/t	Pt g/t
FL00-84	-80°	62+00W 7+74N	671.23-717.18	45.95	1.34	0.76	0.089	1.99	0.32
FL01-91	-80°	63+00W 8+10N	794.12-815.00	20.88	1.37	0.89	0.105	2.38	0.52
FL01-99	-80°	62+00W 8+54N	773.72-805.68	31.96	1.38	0.68	0.072	1.62	0.30
FL01-104	-80°	63+00W 8+90N	843.60-858.00	14.4	1.02	0.77	0.078	1.91	0.29

Additional drilling is continuing in the shallow eastern portion of the West Zone as part of a 22-hole program designed to identify a potential open-pit resource. A second drill is currently drilling FL02-119 located updip of FL02-112 which is an 800 meter westerly stepout from the nearest hole FL01-101. Core samples have been submitted for assay.

On Behalf of the Board of Directors,

"Glen Macdonald"

Glen C. Macdonald, P.Geo., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: STARFIELD RESOURCES INC.
#SRU-13-02

OTC-BB SYMBOL: SRFDF
TSX VENTURE SYMBOL: SRU

August 15, 2002

Starfield Resources Inc.: 800 Meter Westerly Stepout Encounters Higher Grade Massive Sulphides

VANCOUVER, BRITISH COLUMBIA--

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

Hole 02-119 tested an inverse magnetic anomaly coincident with a UTEM conductor 800 meters west of the nearest westerly hole 01-101 and results are tabled below. This coincident geophysical anomaly extends from 7400 West to 8800 West (1400 meters).

/T/

Hole No	Inclination	Location	Interval (m)	Length (m)	Cu (%)	Ni (%)
FL02-119	-76.5 degrees	L76-00W, 5 - 55N	1029.08-1030.68	1.60	0.59	1.84
			1068.68-1080.06	11.38	1.86	0.86
			Including 068.68-1075.05	6.37	2.07	0.94
			Including 1075.65-1080.06	4.41	1.78	0.86
			Including 1078.65-1080.06	1.41	2.40	1.27

Hole No	Inclination	Location	Interval (m)	Co (%)	Pd g/t	Pt g/t
FL02-119	-76.5 degrees	L76-00W, 5 - 55N	1029.08-1030.68	0.206	3.73	0.11
			1068.68-1080.06	0.102	2.45	0.27
			Including 068.68-1075.05	0.110	2.48	0.16
			Including 1075.65-1080.06	0.102	2.72	0.45
			Including 1078.65-1080.06	0.148	4.29	1.23

/T/

Drill hole 02-112 passed underneath the coincident anomalies due to either a dip change or faulting. Hole 02-112 is characterized by disseminated and stringer mineralization over an interval of 226 meters. Drill hole 02-119 drilled updip 300 meters from 02-112 intersected the lower edge of the magnetic high, and is characterized by two mineralized horizons (see table) An 11.38 meter section of massive sulphide graded 1.86% Copper, 0.86% Nickel, 2.45 grams/tonne Palladium and 0.27 grams/tonne Platinum and 0.102% Cobalt. Over 30 meters above the massive sulphide intercept a 15 meter interval of stringer and minor massive sulphide was encountered which yielded a section of 1.6 meters grading 0.59% Copper, 1.84 % Nickel, 3.73 grams/tonne Palladium and 0.11 grams/tonne Platinum and 0.206 % Cobalt. Of interest, at the base of the 11. 3 meters of massive sulphide an intersection of 1.41 meters exists grading 2.4% Copper, 1.27% Nickel, 4.29 grams/tonne Palladium and 1.23 grams/tonne Platinum and 0.148% Cobalt.

Currently 02-132 is drilling 120 meters updip of 02-119. A second drill rig has been mobilized to line 80 +00W, a further 400 meter step out to aid in the evaluation of this important development.

On Behalf of the Board of Directors,

"Glen Macdonald"

Glen C. Macdonald, P.Geo., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Starfield Resources Inc.
Glen C. Macdonald
P.Geo., Director
(604) 608-0400
(604) 608-0344
Toll Free: (877) 233-2244
info@starfieldres.com / http://www.starfieldres.com

INDUSTRY: MNG
SUBJECT: MEX

-0-

STARFIELD RESOURCES INC.
PRESS RELEASE

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6

August 29, 2002
#SRU-14-02

SRU - TSX.V
SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

THREE MASSIVE SULPHIDE ZONES ENCOUNTERED IN HOLE 132

As part of the ongoing Ferguson Lake West Zone extension drilling program, Starfield Resources Inc. continues to verify its interpretation of the coincident magnetic and UTEM anomalous geophysical survey data. Present drilling is evaluating inverse magnetic interpretation of an anomalous area extending west from line 74+00W to at least line 88+00W, and centered around line 80+00W. Confirmation that the inverse magnetic modeling technique successfully identifies areas of possible thicker massive sulphides was obtained by the Company during the 2001 drill campaign when drill hole 01-84 intersected 46 meters of massive sulphide mineralization in an interpreted strong inverse magnetic anomaly on line 62+00W.

Drill hole 02-119 on line 76+00W, as reported on August 15, 2002 and reproduced here, established the geophysical anomaly is due in part to the new discovery of massive sulphides found in the 119 Zone.

Hole No	Interval(m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd g/t	Pt g/t
FL02-119	**1029.08-1030.68**	**1.60**	**0.59**	**1.84**	**0.206**	**3.73**	**0.11**
	1068.68-1080.06	**11.38**	**1.86**	**0.86**	**0.102**	**2.45**	**0.27**
	Including 1068.68-1075.05	6.37	2.07	0.94	0.110	2.48	0.16
	Including 1075.65-1080.06	4.41	1.78	0.86	0.102	2.72	0.45
	Including 1078.65-1080.06	1.41	2.40	1.27	0.148	4.29	1.23

Hole 02-119 has two intervals of massive sulphides separated by 38 meters of non-mineralized host rock. It is important to note that the base of the deepest massive sulphide zone shows stratification in terms of grades as compared to the upper portion.

Hole 02-132 has now been completed on line 76+00W, above hole 02-119. **This hole intersected 10.55 meters of massive sulphides from 1018.35 to 1028.90 meters, 13.7 meters of massive sulphides from 1070.3 to 1084.10 meters and 5.5 meters of massive sulphides from 1094.5 to 1100.0 meters.** These three mineralized massive sulphide intercepts have been split and sent for analysis and the rig has been moved to line 78+00W. The second rig is currently drilling to test the magnetic anomaly at depth on line 80+00W.

The Company has now completed a program of shallow drilling at the near-surface east end of West Zone designed to upgrade the resource category and determine if more high-grade/low-sulphide Pd+Pt intercepts can be identified. Results will be available when compiled by the Company's consulting engineer.

On Behalf of the Board of Directors,

"Glen C. Macdonald"

Glen C. Macdonald, P.Geo., Director

REPORT

ON THE

APRIL - NOVEMBER, 2001 EXPLORATION PROGRAMS

FERGUSON LAKE NICKEL-COPPER-COBALT-PGE PROPERTY

FERG 1-3, 7-12, FERG #4-#8 and FL 2-5, 9-10, 14-16, 19-22 MINERAL CLAIMS

Ferguson Lake Area
Kivalliq Region
Nunavut Territory

NTS: 65I/15W, 65I/14E
Latitude: 62 50' - 63 00' North
Longitude: 96 45' - 97 04' West

Prepared For:

STARFIELD RESOURCES INC.

By:

N.C. CARTER, Ph.D. P.Eng.
March 4, 2002

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

TABLE OF CONTENTS

List of Figures

SUMMARY

The Ferguson Lake nickel-copper property, situated west of Rankin Inlet in the Kivalliq Region of southern Nunavut Territory, consists of 27 mineral claims comprising an area of 24038 hectares.

Nickel, copper, cobalt and platinum group elements mineralization are spatially related to east- to east-northeast-trending, moderately north-dipping, gabbro units which are conformable with enclosing Archean amphibolites and quartz-biotite-hornblende gneisses. The gabbro host rocks are thought to be metamorphosed mafic-ultramafic intrusions which mainly postdate the period of intense deformation evident in the amphibolite and gneissic rocks. The gabbros are persistent along strike; the principal sulphide-bearing gabbro unit in the southern property area has been traced in bedrock exposures and by diamond drilling over a strike length of more than 10 km.

Sulphide minerals within the gabbro unit include pyrrhotite, pyrite and chalcopyrite which occur as massive pods and lenses and as stringers and veinlets. Magnetite blebs are also an important constituent. The sulphide-rich zones are marked by prominent gossans which are up to 25 metres wide and several hundred metres in length.

Previous work within the area of the present property includes more than 30000 metres of diamond drilling completed by a subsidiary of Inco in the early 1950's. Most of this drilling was directed to three contiguous mineralized zones along the known 10 km strike length of the principal gabbro unit. Two of the mineralized zones are exposed east (East Zone) and west (West Zone) of Ferguson Lake; the intervening Central zone underlies the lake. Initial West Zone drilling identified a resource of 6.4 million tonnes grading 0.87% copper and 0.75% nickel which was open to depth and along strike. Previous drilling also intersected copper-nickel mineralization in the central and East Zones and in one subparallel gabbro unit south of East Zone.

Exploration programs undertaken between 1999 and 2001 by Starfield Resources Inc. include airborne and surface magnetometer surveys, surface and down-hole UTEM surveys, geological mapping and prospecting and more than 41000 metres of diamond drilling in 105 holes.

Work to date has identified three areas with Inferred Mineral Resources associated with semi-massive and massive sulphides within and marginal to the principal host gabbro unit. These include:

Mineral Zone	Cutoff Grade	Tonnes(millions)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
West Zone	1.0% Cu+Ni	55.1	0.95	0.59	0.065	1.35	0.23
	1.5% Cu+Ni	28.5	1.17	0.73	0.082	1.71	0.28
	2.0% Cu+Ni	12.4	1.37	0.83	0.089	1.93	0.36

Mineral Zone	Cutoff Grade	Tonnes(millions)	Cu(%)	Ni(%)	Pd+Pt(g/t)
East Zone I	1.0% Cu+Ni	3.5	1.01	0.75	1.18
	1.5% Cu+Ni	2.2	1.18	0.87	1.28
	2.0% Cu+Ni	1.2	1.41	0.93	1.38
East Zone II	1.0% Cu+Ni	1.5	0.93	0.80	1.20
	1.5% Cu+Ni	0.9	1.21	0.96	1.50
	2.0% Cu+Ni	0.6	1.33	1.07	N/A

The increased mineral resources incorporate the results of 2001 drilling in the western portion of West Zone.

Regarding resource estimates for East Zones I and II, East Zone II remains open to depth and along strike to the east. East Zone I drilling in 2000 essentially defined the strike and down-dip limits of the zone although the higher grade sections within this zone require further definition.

The most significant resource is contained in West Zone which remains open both down-dip and along strike to the west. 2001 drilling results continued to enhance the potential this zone. The current inferred mineral resource, while significant, would benefit by further definition of zones containing better base and precious metals grades. Higher grade zones identified to date include near surface mineralization in the eastern and central parts of West Zone and higher base and precious metals grades encountered at depth in recent drill holes completed in the western part of the zone. Of particular interest are two discrete zones with exceptionally high palladium and platinum values intersected in two of the last holes drilled in the western part of the zone.

As noted, West Zone remains open to depth (down-dip) and along strike to the west. UTEM surveys in 2000 identified a zone of high conductivity at depth and continuous over a 2 km strike length west of the known limits of West Zone; recent drilling has confirmed the cause of this conductive zone to be the extension of West Zone sulphide mineralization. Only part of this extension has been explored to date.

Mineralogical studies and studies and preliminary metallurgical test work are in progress. These studies will assist in assessing the potential viability of West Zone.

Additional diamond drilling has been recommended to further test the two zones containing high palladium and platinum values and the potential of West Zone to depth and along strike. The recommended program includes a first phase program consisting of 5000 metres of winter drilling estimated to cost $2, 053,865.00. The design of a second phase program, to be carried out between June and September, and estimated to cost $2,569,050.00, will be in part dependent on results obtained from the first phase program.


88°W
Ellesmere
Island
124°W
76°N
Banks
Island
Beaufort
Sea
Victoria
Island
Baffin
Island
68°N
Iqaluit
Mackenzie
River
Great
Bear
Lake
CHURCHILL STRUCTURAL PROVINCE
Baker
Lake
SLAVE
PROVINCE
Rankin
Inlet
FERGUSON
LAKE
Yellowknife
Rae Province
Hearne
Province
60°N
YUKON
B.C.
Great Slave Lake
ALBERTA
SASK.
MAN.
0
500
KM
Thompson

FIGURE 1 - LOCATION

INTRODUCTION and TERMS OF REFERENCE

Starfield Resources Inc., has earned a 100% undivided interest in the 24000 hectares Ferguson Lake nickel-copper-cobalt-PGE property situated west of Rankin Inlet in Nunavut Territory.

Since entering into an option agreement in early 1999, the Company has undertaken several exploratory programs which have included geological mapping, prospecting, geophysical surveys and more than 40000 metres of diamond drilling. Results of two 1999 programs and two 2000 programs plus the April to July, 2001 program are contained in five previous reports prepared by the author (Carter,1999a,b, 2000a,b, 2001).

The writer has been retained by Starfield Resources Inc. to review and report on the results of the company's 2001 exploratory programs which commenced in mid-April and terminated in early November of 2001. This program, which consisted mainly of diamond drilling, was designed to further investigate particular areas of the property that were identified in late 2000.

This report is intended as an independent overview of the project and includes recommendations for further work and a revised resource estimate. The report has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 for the purpose of providing documentation in support of any necessary filings with the Canadian Venture Exchange and other regulatory agencies as required.

This report also incorporates, in summary form, the results of various programs completed prior to June,2000. Much of the background information contained in this and the earlier reports is based on a review of published and available unpublished information relating to the property's geological setting, nature and style of mineralization, and results of previous exploratory work. Available information includes drill logs with assay results pertaining to extensive diamond drilling completed at Ferguson Lake by International Nickel Company Limited (Inco) in the early to mid-1950's. References to various sources of information and to the writer's previous reports are listed in the appropriate section of this report.

Personal examinations of the Ferguson Lake property were undertaken by the writer September 13,1997, May 24-26 and August 21-25,1999 and July 6-8, 2001. On-site supervision of the current program has been the responsibility of John Nicholson, P.Geo., Brian Game, P.Geo., and Tom Kraft, P.Geo, all of whom may be termed "qualified persons".

The writer, the "qualified person" for purposes of this report, was kept abreast of the progress of the 2001 program on a routine basis and was responsible for the interpretation of drilling results and revised resource estimates. Diagrams used for illustration purposes were in part prepared by the writer.

Units of measure in this report are metric; monetary amounts referred to are expressed in Canadian dollars.


97°00'
N
▲275
210▲
▲260
FERGUSON LAKE
PROPERTY
▲205
▲205
Kazan River
63°00'
Kaminuriak
Lake
▲290
FERGUSON
LAKE
Ferguson
River
YATHKYED
▲235
▲200
▲230
▲230
LAKE
▲260
▲260
Kazan River
0
50
KM
▲230 Elevation in metres

FIGURE 2 - LOCATION - FERGUSON LAKE PROPERTY



FL 21
F 47839
FL 22
F 47840
600000m.E.
610000m.E
620000m.E
63°00'
97°00'
6980000m.N.
6970000m.N.
FERGUSON
LAKE
FL 2
F 67903
FL 3
F 67904
FL 4
F 67905
FL 5
F 67906
FL 9
F 67910
FL 10
F 67911
FL 14
F 67915
FL 15
F 67916
FL 16
FL 19
F 67920
FL 20
F 47921
FERG# 8
F 47842
FERG# 7
F 47841
FERG# 6
F 47833
FERG# 4
F 47831
FERG# 5
F 47832
FERG 10
F 47857
West Zone Extension
FERG 11
F 47858
FERG 12
F 47859
FERG 1
F 47820
FERG 2
F 47821
FERG 3
F 47822
FERG 7
F 47854
FERG 8
F 47855
FERG 9
F 47856
West Zone
West Zone South
Main Zone East
Pointed Lake Zone
South Discovery Zone
RIVER
FERGUSON
KILOMETRES
0 1 2 3 4 5

FIGURE 3

STARFIELD RESOURCES INC.		
Ferguson Lake Project Nunavut, Canada		
CLAIM LOCATIONS MAP		
Date: Feb., 2002	Scale: AS SHOWN	Fig No.: 3
Drawn By: K.K.	NTS: 65 I/14, 65 I/15	Checked By:

PROPERTY DESCRIPTION AND LOCATION

The Ferguson Lake property consists of 27 mineral claims covering an area of 24038 hectares (59,400 acres) in the Kivalliq region of southern Nunavut Territory (formerly Eastern Mainland, Northwest Territories) some 240 km west of Rankin Inlet and 160 km south-southwest of Baker Lake (Figure 1). Ferguson Lake is midway between Yathkyed and Kaminuriak Lakes (Figure 2).

As indicated on Figure 3, 25 of the mineral claims are contiguous and are centred on Ferguson Lake between latitudes 62 50' and 62 58.6' North and longitudes 96 45' and 97 04' West in NTS map-areas 65I/14E and 15W. Two smaller mineral claims are situated west of the main block.

The major part of the current property was located in 1997 and consisted of one Prospecting Permit covering the northwest quarter of NTS map-area 65I/15 and three contiguous FERG mineral claims along the south boundary. Additional mineral claims were located in 1998 (FERG 4-6) and in 1999 (FERG 7-12, FL 1-22). The FERG 10-12 and FL 1-15 mineral claims were located to cover the area of the Prospecting Permit which expired February 1, 2000. Seven of the mineral claims in the northwestern part of the property were allowed to lapse following detailed prospecting in 2001.

The southern part of the current property includes the area of a Mining Lease previously held by Canadian Nickel Company, Ltd., a subsidiary of Inco Ltd.

Details of the mineral property holdings are as follows:

Mineral Claim	Claim Number	Area (hectares)	Record Date
FERG 1	F47820	1045	September 22,1997
FERG 2	F47821	1045	September 22,1997
FERG 3	F47822	627	September 22,1997
FERG 7	F47584	1045	June 25,1999
FERG 8	F47585	1045	June 25,1999
FERG 9	F47586	627	June 25,1999
FERG 10	F47857	830	June 25,1999
FERG 11	F47858	1045	June 25,1999
FERG 12	F47859	1045	June 25,1999
FERG #4	F47831	1045	October 15,1998
FERG #5	F47832	1045	October 15,1998
FERG #6	F47833	750	October 15,1998
FERG #7	F47841	1045	October 12,2000
FERG #8	F47842	1045	October 12,2000
FL 2	F87903	1045	November 5,1999
FL 3	F87904	1045	November 5,1999
FL 4	F87905	1045	November 5,1999
FL 5	F87906	1045	November 5,1999
FL 9	F87910	1045	November 5,1999
FL 10	F87911	1045	November 5,1999
FL 14	F87915	732	November 5,1999
FL 15	F87916	732	November 5,1999
FL 16	F87917	418	November 5,1999
FL 19	F87920	732	November 5,1999
FL 20	F87921	836	November 5,1999
FL 21	F47839	413	November 5,1999
FL 22	F47840	621	November 5,2001

Mineral claims in Nunavut are valid for two years from the recording date and may be renewed for an additional year by completing representation (assessment) work in the amount of $4.00/acre within the initial two-year period. Annual work in the amount of $2.00/acre is required to renew the claims beyond the third year. Representation work for the FERG 1-6 mineral claims was filed in March,1999, August of 2000 and in November of 2001. The most recent filing should be sufficient to maintain the current property area in good standing for several years.

Land use permits, enabling exploration work to be conducted over the entire property area for an initial two-year period, have been issued by the Nunavut Impact Review Board and Department of Indian Affairs and Northern Development. A preliminary baseline environmental study was completed by Rescan Environmental Services Ltd. in 1999 and further work in this regard was undertaken in 2001.

The majority of exploration work completed since 1999 has been directed to several mineral zones in the southern one-third of the property. The locations of these relative to the property boundary are shown on Figure 4.

Starfield Resources Inc. entered into an agreement in February,1999 which provided for an option to purchase a 100% interest in the mineral claims comprising the Ferguson Lake property from the Ferguson Lake Syndicate in exchange for an initial cash payment, the issuance of common shares and scheduled work commitments. The issuance of additional common shares to the Ferguson Lake Syndicate was based on incurred exploration expenditures. The now earned 100% interest in the property is subject to a 3% net smelter royalty (NSR) on potential future mineral production, a 3% gross overriding royalty on any diamond production and a $25,000 annual advance royalty payment. Starfield Resources Inc. has the right to purchase 1% of the NSR for $1 million for a period of 180 days following receipt of a positive feasibility study recommending commercial production.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE and PHYSIOGRAPHY

The Yathkyed - Ferguson - Kaminuriak Lakes area is one of low relief, featuring numerous smaller lakes and a few large river systems, notably Kazan and Ferguson Rivers (Figure 2).

Yathkyed and Ferguson Lakes are 141 and 114 metres above sea level respectively and maximum elevations in the general area range from 200 to 275 metres. Elevations within the property area average less than 150 metres, rising to a maximum of 180 metres and 200 metres east and west of Ferguson Lake respectively (Figures 3 and 4). The orientation of Ferguson and numerous smaller lakes reflects the dominant southeasterly glacial direction. Bedrock is fairly well exposed on numerous low hills and ridges; in lower areas bedrock may be obscured by between 6 and 25 metres of glacial debris, mainly till.

The terrain is typical of the barren grounds; tree line is 150 km south and vegetation consists principally of moss, lichen, dwarf birch and Labrador tea. Wildlife includes caribou and barren ground grizzly bears.

Access is by air from Rankin Inlet or Baker Lake, both of which have scheduled airline service and offer a number of facilities. A +1 km dirt airstrip on the large island in central Ferguson Lake is capable of handling wheel equipped aircraft; this airstrip is adjacent to a fishing lodge which has been modified and expanded to accommodate exploration personnel.

Limited supplies and services are available in Rankin Inlet and Baker Lake. The staging points for recent programs have been Thompson, Manitoba, 765 air kilometres south of Ferguson Lake, and Yellowknife, Northwest Territories, 900 air kilometres west (Figure 1). Both of these communities, with populations of about 15,000, are accessible by highway, have scheduled airline service and are major supply centres. The 2001 program initially involved freighting supplies, equipment and fuel by larger aircraft to an ice airstrip constructed on Ferguson Lake. Smaller aircraft, from either Thompson or Rankin Inlet, were subsequently used to transport personnel and camp supplies to the dirt airstrip near the camp.

A subarctic climate is characterized by long winters (October through April) with mean temperatures of -30 degrees C; a short summer season with mean temperatures in the 15 degrees C range extends from July through mid-September. Mineral exploration work is most conveniently carried out during the summer months and between March and May when geophysical surveys and diamond drilling can make use of ice-covered lakes. A bulldozer was used for drill moves in April and May and a helicopter based on site transported crews and moved the drills as required between June and November. (Nunavut permitting requirements stipulate the use of helicopters for drill moves during the non-winter months).

There is little or no infrastructure in this remote part of Canada other than abundant water supplies. The Nunavut government is studying the possibility of extending a road into the territory from northern Manitoba; a potential route would likely be close to Ferguson Lake. Diesel generated electrical power has been used for past mining operations in the general area including Cullaton Lake which is 200 kilometres south of Ferguson Lake.

HISTORY

Canadian Nickel Company Ltd.(Canico), the then exploration arm of Inco Ltd., discovered copper-nickel mineralization at Ferguson Lake in 1950 (McGill,1955). A 3000 square kilometre concession was granted in late 1950 and work over the ensuing five years included construction of a 90 person all-season camp, airborne and surface geophysics, geological mapping and 37576 metres of diamond drilling.

Nearly three-quarters of the total drilling (27732 metres) was directed to a mineralized zones east and west of Ferguson Lake and the intervening area beneath the lake (East Zone, West Zone and Central or lake Zone). The remainder of the drilling tested other targets within and outside the original concession area. Standard drilling techniques recovered EX-size (2.23 cm diameter) core.

A 10 ton bulk sample, extracted from West Zone in 1953, was transported to Copper Cliff, Ontario for mill testing.

A central 200 claims area (4180 hectares) of the original concession was taken mining lease in 1957; this was subsequently reduced by 50% in 1978.

Esso Minerals Canada optioned the property from Inco in 1980 and extracted a 9 tonnes bulk sample, apparently to test the sulphur content for some metallurgical application for uranium mineralization being investigated at that time by Esso elsewhere in the District of Keewatin (Cameron,1987).

Homestake Mineral Development Company was aware of platinum and palladium values in the area of Ferguson Lake in 1981 (Cameron,1987) and acquired claims and prospecting permits around the existing Inco mining lease in 1986. A comprehensive program in 1987 consisted of reconnaissance geological mapping and , with Inco's permission, the collection of 339 rock and 266 soil samples mainly from the known East and West mineral zones. Details of most of the work undertaken by Homestake are available in a DIAND assessment report authored by G.H. Cameron.

Homestake's mineral claims in the area subsequently lapsed and the Inco mining lease expired June 17,1992. A Prospecting Permit covering part of the area of the original Inco property was issued in early February,1997 and the FERG 1-3 mineral claims were located in mid-September of the same year. Ten rock and four soil samples were collected from the eastern and western parts of the Main Zone and from one of the other known mineralized zones at that time (Carter,1998a).

A 1998 field program, carried out on behalf of the Ferguson Lake Syndicate between mid-August and early September,1998, included re-establishment of survey control at several points along the 1950's Inco baseline, prospecting, and the collection and analyses of rock samples from the East, West and several other mineralized zones (Carter,1998b).

Starfield Resources Inc. entered into an agreement with the Ferguson Lake Syndicate in February of 1999 and undertook a two-phase exploratory program in the spring and summer of the same year (Carter,1999a,b). Work completed included establishment of 170 km of survey grid off an east-west baseline with north-south crosslines at 200 metres spacings, airborne and surface geophysical surveys, detailed geological mapping, prospecting and surface sampling, preliminary environmental baseline studies and 3918.5 metres of diamond drilling in nineteen holes. Results of this program are detailed in the writer's previous reports and a summary of results of significant 1999 drill intercepts is included as Appendix I to this report.

Exploratory programs in 2000, undertaken between April and early December, consisted of expanded geophysical surveys (UTEM and magnetics) over 170 km of grid and the testing of six mineralized zones by 15600 metres of diamond drilling in 49 holes. Results of these programs are detailed in reports dated November 13, 2000 (Carter, 2000b) and March 5, 2001 (Carter, 2001a) contained in a July, 2000 report (Carter,2000a). Significant drill intercepts are listed in Appendix II.

GEOLOGICAL SETTING

Regional Geology

As indicated on Figure 1, the Ferguson Lake property is situated in the Western Churchill Structural Province, an Archean craton which is divided into the lithologically distinct Rae and Hearne domains or provinces by the northeast-trending Snowbird Tectonic Zone.

Ferguson Lake, 100 km east of the Snowbird Tectonic Zone, is in the northern Hearne domain which is made up principally of mafic and intermediate metavolcanic rocks and metasediments. Oldest rocks in the general Yathkyed - Ferguson Lakes area are northeast- to east-trending, Archean greenstone belts consisting principally of mafic metavolcanics with cherty iron formations and lesser intermediate to felsic metavolcanics and clastic metasedimentary rocks. These in part parallel the 500 km long Ennadai - Rankin greenstone belt to the south.

Throughout much of the Yathkyed - Ferguson lakes area, the greenstone belts have been converted to migmatites and layered amphibole-rich paragneisses and schists which are enclosed by more widespread quartzo-feldspathic orthogneisses (Bell,1971; Eade,1986). These Archean gneissic rocks are intruded by a variety of Archean granodiorites, quartz monzonites, and a variety of mafic intrusions including diorites and gabbros. Late Archean intrusions include the east- to northeast-trending Kazan dykes (Eade,1986) which consist of variably metamorphosed gabbros and hornblendites.

Early Proterozoic (Tulemalu dykes - Eade, 1986) gabbros and slightly younger diabase dykes cut all older rocks as do late Proterozoic syenites and lamprophyres. The Martell Syenite (Bell,1971; Eade,1986) is an example, A large (13 x 5 km) pluton of Martell Syenite, centred on Uligattilik Hill several kilometres east of the Ferguson Lake property, is reflected by a positive magnetic anomaly on published airborne magnetic survey results for map-area 65I. As described by Bell(1971), this pluton consists of massive, uniform, biotite-pyroxene- amphibole syenite in which apatite is a common accessory mineral. Biotite-rich mafic dykes, prevalent within the property area, may be related to this intrusive event

Several fault-bounded structural domains were identified by Eade(1986) in the area immediately west of Ferguson Lake. The east-trending fault boundary between two of these domains apparently passes through the southern part of the current Ferguson Lake property.

Mineral exploration efforts in the general area in the recent past have been directed to iron formation-hosted gold mineralization in the Ennadai - Kaminak - Rankin greenstone belt and a similar belt south of Yathkyed Lake. Past mining operations in this part of Nunavut have been restricted to the North Rankin Nickel Mines Ltd. underground mine (within the present community of Rankin Inlet) which operated between 1957 and 1962. Production amounted to 460000 tonnes with recovered grades of 2.1% nickel and 0.6% copper; sulphide mineralization consisted of pentlandite, chalcopyrite, pyrrhotite and pyrite near the base of a serpentinized pyroxenite sill intruding Archean metavolcanic rocks.

Property Geology

Oldest rocks in the southern and northeastern parts of the Ferguson Lake property are east- to northeast-trending, fine- to medium-grained amphibolites which are the metamorphic equivalents of original mafic and intermediate volcanic rocks. These amphibolites, which contain sulphide, oxide and silicate banded iron formations in a number of localities, are interlayered with quartz-feldspar-biotite-(hornblende) gneiss and paragneiss. These supracrustal rocks have been intruded by Archean granitic rocks which are mainly present as areally extensive tonalite and granite gneisses and smaller, complex, coarse-grained pegmatite bodies. A variety of younger dykes, sills and irregular intrusions cut the older rocks. Principal lithologic units are shown on Figure 4.


FERGUSON
LAKE
FERGUSON
RIVER
West Zone South
Central Zone
East Zone 1
South Discovery Zone
STARFIELD RESOURCES INC.
Ferguson Lake Project
GENERALIZED
GEOLOGICAL SETTING

FIGURE 4

Pronounced layering in the supracrustal rocks trends east to northeast and dips moderately to steeply north. Medium- to coarse-grained, massive to weakly foliated gabbros, containing +60% hornblende and termed hornblendites in earlier reports, mainly occur within, and are conformable with, the layering in amphibolite - hornblende-biotite gneiss sequences. Recent petrographic studies suggest that these hornblende-rich gabbros may be metamorphic products of original tholeiitic mafic or ultramafic (pyroxenite-peridotite) intrusions. A small peridotite body is present marginal to hornblendite in the mineralized zone east of Ferguson Lake; recent, deeper drilling west of the lake has intersected broad intervals of distinctly mafic intrusive rock. These mafic to ultramafic intrusions may be similar to the east-trending, early Proterozoic, Tulemalu dykes mapped and described by Eade(1986) west of Ferguson Lake.

All of the foregoing lithologic units are cut by younger (mid-Proterozoic?) gabbros and diabases and by late Proterozoic syenites, quartz-feldspar porphyries and fine-grained, locally biotite-rich mafic dykes. Recent drilling indicates that medium- to coarse-grained gabbro intrusions are particularly widespread within and adjacent to several of the known mineralized zones on the property, most notably within West Zone where they appear to represent a late stage of the mineralized system. Small gabbro plugs occur south of East Zone and north of West Zone (Figure 4).

Younger syenites, part of the Martell Syenites, and distinctly post-mineral mafic dykes are also evident in most holes drilled. A small syenite plug was noted marginal to the previously described peridotite in East Zone; larger plugs occur near the east shore of Ferguson Lake (Figure 4). The large syenite body, underlying Ulligattilik Hill (referred to previously), is immediately east of the property boundary.

A detailed structural mapping program of the area of two of the principal mineralized zones, East and West Zones, was undertaken as part of the 1999 summer program (Henderson,1999). This work suggested that the highly deformed and strongly metamorphosed gneissic rocks underlying the southern part of the Ferguson Lake property were derived from Archean granitoid intrusive rocks, mafic to felsic volcanics and clastic and chemical sedimentary rocks. As noted previously, these have been intruded by ultramafic and mafic rocks, now in the form of gabbros which are spatially related to, and are the principal host rocks for most of the sulphide mineralization in all of the known mineralized zones, and by pegmatites, gabbros, and younger diabase, syenite and lamprophyre dykes and small plutons.

According to Henderson (1999), most of the foregoing units, including intrusive rocks with the exception of younger gabbro, diabase and mafic dykes and syenite plutons, were subjected to high grade metamorphism and deformation. Intricate folding of the gneissic rocks and the hornblendites (gabbros) has produced antiform and synform structures which are particularly evident in the area of East Zone (Figure 4). East Zone and Anomaly 51 (Pointed Lake Zone) are contained within the north and south limbs respectively of a gently east-plunging antiform which is recumbent to the north. The complementary synform to the north plunges gently west.

The general setting of West Zone appears to be more structurally complex. The main hornblendite (gabbro), host for much of the sulphide mineralization, is interpreted (Henderson,1999) as occupying the limb of a gently east-plunging synform which has been thrust over an unrelated, older sequence of highly deformed gneisses which feature a younger (Proterozoic) metamorphic overprint.

Henderson's interpretation is that East and West mineralized zones are within the south limb of a recumbent, doubly-plunging synform or canoe-shaped structure. Further complicating this structural picture are numerous faults and shear zones which offset the various lithologic units. Notable in the vicinity of East Zone are northwest-trending faults which segment the gabbro unit and along which many of the younger dykes are emplaced. West Zone has also been displaced by a northwest fault. As noted on Figure 4, the dominant east, east-northeast and northeast structural trends within the property area, as indicated by schistosities, dip moderately to steeply north. Faulting and shearing parallels these structural trends; examples are the parallel fault zones extending northeasterly across the property.

In the writer's opinion, the linear nature of the main gabbro unit, which is host to all of the known sulphide zones including East, Central (lake) and West Zones, is exposed or has been intersected by drilling over an east-west strike length of more than 10 km, suggesting that this intrusion post-dates much of the intense Archean deformation and metamorphism evident in the surrounding gneissic rocks. This unit, which is foliated to a degree, is likely fault controlled, possibly occupying the east-trending regional suture between two structural domains referred to by Eade (1986).

Numerous other sulphide-bearing gabbro intrusions, the principal host rocks for West Zone South, South Discovery Zone, Anomaly 51 and the newly discovered M Zone, also exhibit modest directional fabric as opposed to the enclosing rocks and are thought to have been emplaced along east-west to northeast fault zones. All of these intrusions are locally offset between tens of metres and 200 metres by later, northerly trending faults.

As noted previously, these tholeiitic intrusions are thought to be products of metamorphism of a mafic-ultramafic unit, the source of which remains to be determined. Recent drilling in the western part of West Zone indicates a significant thickening and a more mafic-ultramafic appearance and coarser-grained nature of this unit at depth.

Nature and Style of Mineralization

The various mineral zones identified to date in the southern property area (Figures 4 and 5) are magmatic nickel-copper sulphide deposits which also contain cobalt and PGE (platinum group elements) values. As noted, these zones are spatially related to mafic (and ultramafic) intrusions which are principally in the form of medium- to coarse-grained gabbro.

The nature of the Ferguson Lake deposits, as currently understood, appear to conform with Eckstrand's (1996) subtype 27.1d - "other tholeiitic intrusion-hosted nickel-copper" deposits which are described as being associated with mafic and ultramafic phases of differentiated intrusions. Sulphide minerals include abundant pyrrhotite with subordinate pentlandite, chalcopyrite and pyrite which are present as massive lenses, sulphide matrix breccias, net-textured fracture fillings and as disseminations. Nickel:copper ratios in this deposit subtype range from 3:1 to less than 1:1 (Eckstrand,1996).

Nickel-copper-cobalt (+platinum group elements - PGE's) mineralization at Ferguson Lake is hosted mainly by medium- to coarse-grained gabbros. Three of the mineral zones (East, Central (lake) and West - Figure 5) are at least spatially related to the same gabbro unit which is between 10 and 150 metres thick and has been traced by intermittent exposures and by diamond drilling over a strike length of more than 10 km east and west of Ferguson Lake. This and the other gabbro units hosting several other mineral zones dip moderately to steeply north and are generally conformable with enclosing hornblende-rich gneisses.


FERGUSON
LAKE
FL 14
FL 9
FL 15
FL 10
FL 16
FL 4
FL 5
FL 19
FL 20
FERG# 7
FERG# 8
FERG 8
FERG 10
FERG 11
FERG 12
FERG# 4
FERG 1
FERG# 5
FERG 7
FERG 2
FERG 3
FERG 8
FERG 9
West Zone Extension
West Zone
West Zone South
Central Zone
East Zone 1
East Zone 2
M Zone
Anomaly 51
Anomaly 51
Far Side
South Discovery
Zone
600000m.E.
610000m.E
6970000m N.
97°00'
ELEVATIONS IN METRES ABOVE SEA LEVEL
CONTOUR INTERVAL..........10 METRES
NORTH AMERICAN DATUM 1983
0
1000
2000
METRES
STARFIELD RESOURCES INC.
Ferguson Lake Project
Nunavut, Canada
KEY MAP
Date: Jan. 2002
Drawn By: K.K.
NTS: 65 I/14, 65 I/15
FIGURE 5
Checked By:

FIGURE 5

Metallic minerals hosted by gabbro include pyrrhotite, marcasite, chalcopyrite, magnetite and pyrite. The sulphide minerals occur as massive to semi-massive pods, lenses and stringers and as fracture-fillings and disseminations within zones which locally have thicknesses of tens of metres. Sulphide matrix breccias, featuring 1-2 cm subrounded mafic clasts, are a common feature of massive sulphide zones. Net-textures have been noted in some of the stringer and fracture-filling sulphide sections. The sulphide zones are best developed in the upper, hangingwall portion of the of north-dipping hornblendite units and as remobilized lenses within hangingwall and footwall gneisses. The sulphide-rich zones are marked on surface by prominent gossans up to 25 metres wide and several hundred metres long.

The East, West and Central (lake) Zones were tested by more than 27000 metres of diamond drilling in 170 holes by Inco in the early 1950s. Most drilling was on 120 to 150 metres spaced sections; distance between holes along sections averaged about 70 metres. Hole lengths averaged 150 to 180 metres with the deepest hole being 640 metres. This drilling did not test the zones below a vertical depth of about 240 metres.

The most significant drilling results to date have been obtained from East and West Zones. Better grades (+1% combined copper-nickel) of nickel-copper-cobalt-PGE mineralization within and marginal to the host gabbro intrusion in both these zones are contained in lenses and pods of massive and semi-massive sulphides which have a lateral extent of between 350 metres (East Zone II) and +2500 metres (West Zone) and apparent down-dip continuities of between 60 and +500 metres. Lens widths range between 1 and 71 metres (average 10 metres) for West Zone and between 1 and 24 metres (average 6 metres) for East Zone.Two or more parallel lenses are evident in many of the holes drilled on West Zone.

The principal focus of previous and current work has been directed to West Zone (Figure 5) which has been traced by intermittent bedrock exposures, geophysical surveys and by a considerable amount of diamond drilling over a zone length of several kilometres. The zone was tested by 72 Inco holes (10833 metres) between 1951 and 1955 and by more than 32000 metres of drilling in 67 holes by Starfield over the past three years. Results of 1950s Inco drilling identified a resource of 6.4 million tonnes grading 0.87% copper and 0.75% nickel; this resource has been expanded significantly by more recent drilling. A review of results to date for West Zone is contained in a subsequent section of this report; summary comments pertaining to the results obtained from past and recent work on several other mineral zones on the Ferguson Lake property are provided in this section.

East Zone, near the east shore of Ferguson Lake (Figure 5) was initially tested by 1950s Inco drilling which consisted of 7115 metres in 56 holes completed over a zone strike length of 2500 metres. Data from these holes plus results for an additional 11 holes (2564 metres) drilled by Starfield Resources in 1999 and 2000 permit estimates of resources for two sections of East Zone (East Zone I and II); these are detailed in a subsequent section of this report.

The objective of East Zone drilling in the late spring of 2000 was to further define, and to expand upon, the resource within East Zone I, that part of the zone lying under Ferguson Lake close to the east shore (Figure 6). Previous Inco drilling (11 holes) and two 1999 Starfield holes partially tested an inferred resource of 2.6 million tonnes grading 0.94% Cu, 0.72% Ni and 1.15 g/t PGE (Carter,1999b) between sections 1+22E and 6+10W. This resource was open both to depth and along strike to the west. Holes FL00-20, -21, -30 and -31, all of which intersected low Cu, Ni, Co. Pt and Pd values, indicated limited down-dip potential for this zone. Best results were obtained from holes FL00-26, -27 and -28, all drilled on section 7+32W. The initial resource estimate extended only to section 6+10W and results from these three holes plus two Inco holes on section 8+53W permitted a revised resource estimate for East Zone I which has a strike length of about 1100 metres as opposed to the previous 850 metres. Complete results for East Zone drilling are contained in Appendices I and II.

East Zone II, the land-based portion of the overall zone, was tested by an additional drilling in 2001. Results of these holes are described in the section of the report dealing with the 2001 program.

Anomaly 51, also known as the Pointed Lake Zone, includes a northeast-trending, 50 metres wide, gossanous gabbro exposed over 2500 metres of strike length some 2 km southeast of East Zone (Figure 5). This zone, which contains pods and stringers of massive pyrrhotite with lesser chalcopyrite and pyrite, particularly in its western half, was tested over 1700 metres of strike length (grid 24+00E to 41+00E - Figure 5) by 1094 metres of diamond drilling in nine widely-spaced, inclined diamond drill holes in the 1950s. The westernmost 4 holes were drilled to test the mineralized zone exposed at the south end of Pointed Lake; the remainder were apparently drilled to test an easterly trending EM conductor which is oblique to the northeast-trending gabbro unit as exposed on surface. Several holes contained narrow intervals of copper-nickel mineralization; better grades (+1% combined copper-nickel) are associated with narrow intervals (0.15 to 2.29 metres) of massive pyrrhotite and pyrite hosted by gabbro in most holes drilled. No results for platinum group elements were reported. Nickel values were generally higher than copper as opposed to results from other zones at Ferguson Lake.

This zone was further tested in 2000 by four holes which were drilled in three locations to test isolated UTEM conductors north and east of the area previously drilled. Hole locations are shown on Figure 6. Holes FL00-51 and -53, drilled from the same setup, tested a blind UTEM anomaly immediately north of the known western limits of Anomaly 51. The first hole cut narrow sulphide lenses in amphibolite and gneisses with the most consistent mineralization being within a gabbro unit which contains less than 1 metre grading 0.71% nickel. Hole FL00-53 intersected two narrow massive sulphide intervals within gabbro, these contain slightly enhanced copper-nickel grades. Hole FL00-55 tested a discrete UTEM anomaly east of the exposed Anomaly 51 zone. No gabbro was seen in this hole but a 0.32 metre massive sulphide interval within amphibolite returned grades in excess of 1% combined copper + nickel. Hole FL00-57, which tested the same anomaly 100 metres northeast, included a 2.60 metres interval containing 15-20% pyrrhotite-pyrite-chalcopyrite which yielded low grades. Complete results are contained in Appendix II.

M Zone, a new mineralized zone discovered in 2000, is within a kilometre north of Anoamly 51 (Figures 5 and 6). Five inclined holes, drilled from three setups to test a blind, gently north-dipping UTEM conductor identified in August of 2000, confirmed that the conductive zone was due to the presence of sulphide minerals within a gabbro, a setting similar to the other known mineral zones in the southern property area.

Best results were from hole FL00-43 which tested part of the down-dip section of the *central part of the UTEM conductor. A 23 metres section of gabbro contains consistent sulphide* mineralization including two intervals of slightly better grade material (see Appendix II for details). Hole FL00-39, which tested the zone further down-dip, encountered two widely spaced mineralized intervals but most of the sulphide horizon in this hole appears to have been displaced by post-mineral granitic and mafic dykes.

Holes FL00-45 and -47, drilled 100 metres east of the foregoing holes, encountered sulphide mineralization near the base of a 10-12 metres length of hornblendite; best results were from hole FL00-45 where a 2 metres interval contained 1.10% combined copper + nickel.

Hole FL00-49, drilled 100 metres west of holes FI00-39 and -43, encountered a narrow sulphide lens that contains relatively enhanced palladium (1700 ppb) and platinum (2059 ppb) values.

An additional five holes were completed on M Zone in 2001; results of these are contained in the review of the 2001 program.

West Zone South, associated with a gossanous gabbro subparallel to, and between 600 and 800 metres south of West Zone (Figure 5), is intermittently exposed over a strike length of about 1000 metres. Previous surface sampling returned relatively high PGE values of between 540 and 1170 ppb platinum and 1250 to 4500 ppb palladium. One Inco hole and five holes drilled in 1999 and 2000, designed to test a strong UTEM conductor and a coincident magnetic signature, intersected narrow (0.3 to 1.5 metres) intervals of copper-nickel-PGE mineralization (see Appendices I and II). Better copper-nickel grades are restricted to stringer and massive pyrrhotite, pyrite and chalcopyrite; three narrow mineralized intervals in one hole (FL00-23 - Appendix II) contained Pt+Pd values of 2 to 3 grams/tonne, further confirming earlier surface sampling results.

South Discovery Zone, a sulphide-bearing gabbro unit some 4.5 km southwest of West Zone (Figure 5) has an exposed northeast strike length of 800 metres and is offset, but continues beyond, two parallel, northwest-striking faults. Two holes drilled to test the central part of the zone in 1999 intersected 1.5 to 2 metres intervals grading 0.30-0.62% copper, 0.11-0.50% nickel, 0.02-0.10% cobalt and 0.13-0.67 g/t palladium-platinum (Appendix I).

The Central or lake zone, underlying Ferguson Lake between East and West zones (Figure 5), was tested by some 35 vertical and inclined drill holes in the 1950s. The majority of holes completed intersected at least some copper-nickel values and ten holes contained significant results. One of the better holes (10515), drilled near the centre of the lake north of, and between the large and small islands (Figure 5), intersected 17.4 metres grading more than 2% combined copper-nickel and 1.51 g/t PGE (palladium + platinum). Two holes drilled down-dip (10518, 10520) returned no significant values but hole 9924, drilled 250 metres further west, intersected 3.4 metres of 0.54% copper, 0.79% nickel and 5.31 g/t PGE (one of the highest PGE values encountered to date). There is a clustering of better holes immediately north of the small island; three of these have +5 metre intervals with grades of up to 1.96% copper, 1.01% nickel and 1.95 g/t PGE.

Near the west shore of Ferguson Lake, hole 11310 (on grid section 36+00W) cut 13.5 metres grading 0.78% copper, 0.88% nickel and 1.44 g/t PGE (palladium and platinum) plus a lower 5.8 metres interval containing 1.36% copper, 0.50% nickel and 0.69 g/t PGE. Two holes were drilled on ice-covered Ferguson Lake by Starfield in the spring of 2000 in an attempt to further test this part of the zone some 40 metres down-dip of the previous intersections. The first hole was abandoned in lake bottom sediments; the second hole intersected gabbro host rocks between 60 and 94 metres, 153 and 184 metres and between 190 and 200 metres. Trace to 3-4% disseminated and stringer sulphides were encountered between 81.70 and 85.10 metres and 96.39 to 96.89 metres. Combined copper-nickel values were 1000 ppm or less over intervals of between 0.50 and 3.40 metres; PGE values were also low (see Appendix II for complete results). Much of the section of the hole where massive sulphides were expected (99-110 metres) was occupied by a post-mineral lamprophyre dyke.

Mineralogical Studies

Several mineralogical studies have been completed to date and work is ongoing. Three drill core specimens of massive sulphides from one West Zone hole (FL99-02) and two holes from East Zone (FL99-01,-05) were submitted to Cominco Ltd./ Exploration Research Laboratory for ore microscopy on polished thin sections (McLeod,1999). All samples consisted principally of pyrrhotite (80-90%) with lesser abundances of magnetite (7-17%), chalcopyrite (1-8%) and 2-3% pentlandite. Pyrrhotite grain sizes in the West Zone sample ranged from 0.1 to 0.5 mm; chalcopyrite occurs as 0.5 to 1.0 mm grains at pyrrhotite grain boundaries while most pentlandite occurs as small grains (micron-size to 0.1 mm) at pyrrhotite boundaries and also as laths and flame-like intergrowths with pyrrhotite. Grain sizes in East Zone samples are slightly coarser, ranging from 0.2 to 1.0 mm for pyrrhotite, chalcopyrite from 0.05 to 0.5 mm and micron-size pentlandite. Again, chalcopyrite occurs at pyrrhotite grain boundaries; pentlandite occurs both at pyrrhotite-chalcopyrite grain boundaries and as fine, feathery intergrowths within pyrrhotite.

Scanning electron microprobe work identified moncheite (platinum-palladium- tellurium-bismuth mineral) as small (5-30 microns) grains in pyrrhotite and adjacent to magnetite blebs. One specimen, from hole FL99-01, contained a few micron-size grains of what was interpreted to be gersdorffite (nickel-cobalt-arsenic sulphide mineral) associated with pyrrhotite.

In summary, the principal findings of this initial study identified the source of copper as being chalcopyrite and nickel as pentlandite. The nature and distribution of platinum group elements required further study and the deportment (and significance) of cobalt was not determined.

Six massive sulphide drill core specimens were submitted to Lakefield Research Limited for further mineralogical examination in February, 2001. Five of the specimens were from West Zone and one from East Zone I. Three polished mounts from each of the six specimens were prepared for examination by reflected light microscopy and scanning electron microscopy (SEM) - energy dispersive spectral (EDS) analysis. Electron microprobe analyses of representative pyrrhotite, nickel sulphide and PGM's were also performed (McKay, 2001).

All samples consisted of massive, coarse-grained pyrrhotite with variable amounts of nickel sulphides, chalcopyrite, pyrite, magnetite and non-opaque gangue minerals. Trace amounts of glaucodot (cobalt-iron sulpharsenide), galena and PGM's were also identified.

Nickel sulphide minerals, up to 200 microns in size include pentlandite and violarite which occur as anhedral pods and finer-grained flame structures which typically occur along pyrrhotite grain boundaries. Electron microprobe analyses of three pyrrhotite samples showed Ni contents of between 0.30 and 0.50 wt.%

Five bismuth-tellurium platinum group minerals were identified including kotulskite (most common) and lesser moncheite, froodite, stibiopalladinite and telluropalladinite.

Preliminary metallurgical test work (in progress at Lakefield Research) indicates good recoveries for copper and palladium; nickel and platinum recoveries require further investigation.

Geophysical Surveys

UTEM and magnetometer geophysical surveys were completed over approximately 300 line-km of survey grid, including the frozen surface of Ferguson Lake, in 1999 and 2000. An airborne magnetometer survey of the entire property area was also completed in 1999. Geophysical work to date has been undertaken by contract with SJ Geophysics Ltd.

The UTEM-3 system uses a transmitter, receiver and coil. A 1 x 1 km loop of copper wire, connected to the transmitter, provides the inducing or primary field. The receiver measures the vertical component of the total field; secondary fields are induced by the primary field by any conductivity contrasts. UTEM surveys over the known sulphide zones at Ferguson Lake identified very strong secondary fields. Pyrrhotite and magnetite within the sulphide zones are reflected by strong magnetic anomalies.

More than thirty loops have been used to complete UTEM surveys over a grid area (Figure 5) in the southern property area which includes all of the known sulphide zones, namely East and West Zones, West Zone extension, East Zone extension, the Central Zone beneath Ferguson Lake, West Zone South, South Discovery Zone, Anomaly 51 (Pointed Lake) and M Zone. Most of the initial survey readings were taken at a base frequency 30.974 Hz.

The surveys indicated little or no response at depth on the Central Zone. Work at West Zone South (Figure 8) suggested that the zone of high conductivity and coincident strong magnetics does not continue appreciably beyond the limits of an initial survey completed in 1999. Surveys over South Discovery Zone indicated conductivity and coincident magnetic responses over the known part of the zone and suggested a possible continuation of the zone of some 500 metres to the west

UTEM readings, collected in 2000 from beyond the limits of the 1999 survey at East Zone suggest a continuation of the zone 1 km to the northeast (Figure 6). Coincident high magnetic response, however, does not extend beyond 16E or the approximate eastern limits of the East Zone II resource identified in 1999. Consequently, the nature of the newly identified conductive zone is unknown. Depths to top of the conductor range from nil (surface) to about 140 metres in the easternmost part of the survey area.

UTEM surveys over the East Zone I resource area (beneath Ferguson Lake near the east shore) indicated down-dip extents of strong conductivity of 120 to 300 metres. 2000 drilling of this zone essentially confirms these data.

The most significant geophysical results were obtained from West Zone west of the previously known limits of the zone. Interpretation of the UTEM survey results for this area indicates continuity of the strongly conductive zone at depth over a distance of more than 2 kilometres west of the previously drilled area. (Figure 8). Conductivities (>2000 mhos) are apparently continuous over a down-dip distance of 800 metres within this zone. Vertical depths to the top of this large conductive zone range from 60 metres at section 60W to 600 metres at section 82W.

Initial (1999) UTEM surveys of the partly exposed section of West Zone between sections 40W and 58W identified similar strong conductivities and coincident high magnetic response over the sulphide zone. High magnetic response does not continue west of section 60W which may be explained in part by the deeper nature of the conductive zone.

Down-dip extent of the zone of strong conductivity over the previously drilled portion of West Zone is estimated to range from 225 metres at section 40W to about 800 metres at section 60W. Drilling to date essentially confirms the shallow nature of the eastern part of the this zone and good potential for significant increases in down-dip extents west of section 50W.

As noted, most of the initial UTEM readings were taken at a base frequency of 30.974 Hz. Work in 2000 has employed a lower base frequency of 3.872 Hz which provides a better definition of conductors at depth. A re-surveying of the eastern grid area using this lower frequency identified M Zone which is a blind, strongly conductive zone at depths of between 140 and 240 metres and extending over an east-west strike length of 2 km. Situated between East Zone and Anomaly 51 (Figures 5, 6) this gently (10-20 degrees) north-dipping conductive zone has an apparent down-dip extent of 500 metres.

Results of airborne magnetic surveys completed in 1999 of the entire property area are generally coincident with the regional geology and show principal structural trends and some of the lithologic units, most notably the younger syenites within and marginal to the property area. Strong magnetic responses are also coincident with the previously drilled portions of East and West Zones; a much weaker response was obtained from the intervening area beneath Ferguson Lake.

Inversion of these airborne magnetic data, undertaken at the University of British Columbia Department of Geophysics inversion facility, enable an interpretation of these data to depth. Strong, near-surface, relative magnetic susceptibilites are coincident with East Zone and with West Zone to about section 58W where the fault offset of the zone is clearly shown. Between 58W and 72W, these higher relative susceptibilites (0.010 to 018 relative to a background of about 0.002) occur within broad zones (several hundred metres in diameter) immediately south of, and below, the UTEM conductor, are pod- or pipe-like in form and extend from depths of about 200 metres below surface to 700 metres which is at about the detection limits for these data. The higher relative susceptibilites are noted closer to surface around section 78W and continue to section 90W.

While the significance of the West Zone relative magnetic susceptibilities, which are a reflection of the lithologic unit(s) immediately below the sulphide horizon, remain unknown, the distribution of these clearly demonstrate a structural continuity both to depth and along strike to the west.

APRIL - NOVEMBER, 2001 EXPLORATION PROGRAMS

Nature and Scope

The 2001 program, which got underway in mid-April and continued into November, was designed to confirm and expand upon results obtained from the second phase of drilling on West Zone in late 2000. Several holes from this program, which tested the zone to depth between sections 56+12W and 58+56W (FL0041, -63, -67), returned markedly higher copper-nickel grades accompanied by enhanced concentrations of cobalt and platinum group elements (PGE's - palladium and lesser platinum).

The initial objective of the 2001 program was to explore this higher grade zone to depth and along strike and to further test the strong UTEM conductor which indicates continuity of West Zone to depth and along strike for a considerable distance to the west. Two larger drills


Ferguson
Lake
FERG 12
F 47859
East Zone 1
East Zone 2
M Zone
FERG 2
F 47821
A-51
A-51
Far Side
Camp
Airstrip
Ferguson
Lake
FERG 3
F 47822
6974000m.N.
6973000m.N.
609000m.E
610000m.E
611000m.E
FL01-98
FL01-100
FL99-07
FL99-06
FL01-102
FL01-103
FL01-87
FL00-39
FL00-43
FL00-49
FL00-45
FL00-47
FL01-94
FL01-97
FL00-57
FL00-55
FL00-53
FL00-51
LEGEND
Top of UTEM Conductor
<100 metres depth
+100 metres depth
(projected vertically to surface)
diamond drill hole - Inco 1950's
diamond drill hole -
Starfield Resources Inc.
METRES
0
1000
STARFIELD RESOURCES INC.
Ferguson Lake Project
Nunavut, Canada
M ZONE and ANOMALY-51
UTEM SURVEYS
Date: Feb., 2002
SCALE: As Shown
Fig. No. 6
Drawn By: K.K
NTS: 65 I/14, 65 I/15
Checked By:

FIGURE 6

were used to further test West Zone. Drilling consisted of 28 inclined holes for a total 18570 metres.

Further interpretation of UTEM geophysical data for M Zone suggested that the 2000 drill holes to date may have been too shallow to properly test this zone. A smaller, third drill completed an addtional five holes (1871 metres) on this zone and four holes (635 metres) were drilled to test the UTEM conductor immediately east of the East Zone II resource area.

Total diamond drilling completed between Aoril and early October, 2001 amounted to 21076 metres in 37 holes. Drill contractor for all drilling programs completed on the property over the past three years was Major Midwest Drilling; NQ-size (4.76 cm diameter) core has been recovered and drill recoveries have been excellent, generally close to 100%. Technical personnel on site are the same qualified persons who supervised the 2000 programs. Drill core samples have been shipped to Bondar Clegg in North Vancouver for analyses.

Prospecting and bedrock sampling was undertaken to further assess a number of additional prospective areas within the large Ferguson Lake claim block between July and September.

Additional sampling of a number of West Zone drill holes was undertaken in October and early November to further investigate the potential for higher grades of Pd and Pt which had been encountered in the last two holes (FL-101, -104) completed on West Zone.

Results of Diamond Drilling Programs

Locations of the 37 holes drilled between April and late ugust and December, 2000, plus all earlier holes. are shown on Figures 6 and 7; analytical results for the various zones are reported in summary form in this section and in Appendix III. Drill hole locations and collar elevations were determined using a differential Global Positioning System instrument.

West Zone

Locations of holes completed in 2001 on West Zone are as follows:Note that the first hole completed was FL00-68 which was frozen in at a depth of 295 metres in early December, 2000.

Drill Hole Locations

Hole Number	Grid Location	Elevation (m.a.s.l.)	Dip	Azimuth	Total Depth(metres)
FL00-68	56+12W 6+58N	131.0	-70	176	519.0
FL01-69	56+12W 6+58N	130.9	-80	176	570.0
FL01-70	57+34W 7+40N	132.0	-70	176	599.0
FL01-71	58+56W 6+25N	131.6	-65	176	416.0
FL01-72	58+56W 6+25N	131.6	-85	176	605.0
FL01-73	57+34W 8+05N	131.5	-70	176	667.0
FL01-74	58+40W 6+25N	131.6	-77.5	176	514.0
FL-01-75	58+40W 8+40N	132.0	-65	176	550.0
FL01-76	54+86W 6+65N	130.0	-65	176	506.0
FL01-77	60+00W 7+90N	134.0	-70	176	625.0
FL01-78	54+86W 6+65N	130.0	-75	176	527.0
FL01-79	54+86W 6+65N	130.0	-53	176	509.0



FERG 1
West Zone Extension
West Zone
West Zone South
5400W
5200W
5000W
4800W
4600W
4400W
4200W
4000W
3800W
3600W
3400W
3200W
LEGEND
Top of UTEM Conductor
<100 metres depth
+100 metres depth (projected vertically to surface)
diamond drill hole - Inco 1950's
diamond drill hole - Starfield Resources Inc.
METRES
0
1000
FIGURE 7
STARFIELD RESOURCES INC.
Ferguson Lake Project
Nunavut, Canada
DETAIL OF WEST ZONE AND WEST ZONE SOUTH UTEM SURVEYS
Date: Feb. 2002
Drawn By: K.K.
NTS: 65 I/14, 65 I/15
FIGURE 7
Checked By:

Hole Number	Grid Location	Elevation (m.a.s.l.)	Dip	Azimuth	Total Depth(metres)
FL01-80	60+00W 7+90N	134.0	-60	176	538.4
FL01-81	53+60W 5+75N	128.0	-75	176	497.0
FL01-82	62+00W 7+74N	137.0	-73	176	722.0
FL01-83	53+60W 5+75N	128.0	-75	176	474.5
FL01-84	62+00W 7+76N	137.0	-80	176	794.0
FL01-85	53+60W 5+75N	128.0	-50	176	410.0
FL01-86	66+00W 7+00N	146.0	-60	176	600.0
FL01-88	63+00W 8+09N	136.0	-70	176	726.0
FL01-89	66+00W 7+00N	146.0	-85	176	872.0
FL01-91	63+00W 8+10N	136.0	-80	176	910.0
FL01-92	66+00W 7+00N	146.0	-78	176	884.0
FL01-95	68+00W 8+05N	137.0	-70	176	902.0
FL01-96	61+00W 7+75N	136.0	-73	176	653.0
FL01-99	62+00W 8+54N	137.0	-80	176	869.0
FL01-101	68+00W 8+12N	137.0	-78	176	1061.0
FL01-104	63+00W 8+90N	137.0	-80	176	977.8
FL01-105	64+00W 8+50N	136.0	-75	176	368.0

Summary results are listed below and include only those hole intervals with combined copper+nickel values of 1% ore greater. More complete results are contained in Appendix III. Note that hole FL01-105 was suspended at a depth of 368 metres, well short of its targeted objective, and will be completed during the next phase of drilling.

Results

Hole Number		Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(%)	Pd(ppb)	Pt(ppb)
FL00-68		421.63-427.0	6.07	9919	7494	0.091	1338	330
				(0.99%	0.75%		1.34 g/t	0.33 g/t)
	(including	421.92-427.18	5.28	10510	8454	0.103	1926	372)
				(1.05%	0.85%		1.93 g/t	0.37 g/t)
		430.90-433.05	2.15	5329	5295	0.053	1548	398
				(0.53%	0.53%		1.55 g/t	0.40 g/t)
		437.87-454.72	17.78	10423	6942	0.084	1695	333
				(1.04%	0.69%		1.70 g/t	0.33 g/t)
	(including	440.88-454.72	13.84	10981	8215	0.097	1942	313)
				(1.10%	0.82%		1.94 g/t	0.31 g.t)
	(and	449.0-454.72	5.72	10856	8834	0.101	2143	294)
				(1.09%	0.88%		2.14 g/t	0.29 g/t)
		466.30-472.11	5.81	7100	5048	0.062	1179	135
				(0.71%	0.50%		1.18 g/t	0.14 g/t)
	(including	468.81-471.41	2.60	7023	9054	0.107	1977	181)
				(0.70%	0.91%		1.98 g/t	0.18 g/t)



600000m.E.
97°00'
FERG#6
FERG 10
FERG 11
N
West Zone Extension
West Zone
FERG#4
FERG 1
FERG 2
Central Zone
West Zone South
Ferguson
FERG#5
FERG 7
FERG 8
South Discovery Zone
6970000m.N.
Lake
600000m.E.
LEGEND
Top of UTEM Conductor
<100 metres depth
+100 metres depth (projected vertically to surface)
diamond drill hole - Inco 1950's
diamond drill hole - Starfield Resources Inc.
0
1000
2000
METRES
97°00'

FIGURE 8

STARFIELD RESOURCES INC.		
Ferguson Lake Project Nunavut, Canada		
WEST ZONE, WEST ZONE SOUTH AND SOUTH DISCOVERY ZONE UTEM SURVEYS		
Date: Jan. 2002		FIGURE 8
Drawn By: K.K.	NTS: 65 I/14, 65 I/15	Checked By:

Hole Number	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(%)	Pd(ppb)	Pt(ppb)
FL01-69	436.89-447.57	10.68	13093	8316	0.104	2093	253
			(1.31%	0.83%		2.09 g/t	0.25 g/t)
(including	436.89-443.22	6.33	17989	9693	0.122	2647	387)
			(1.80%	0.97%		2.65 g/t	0.39 g/t)
(and	444.94-447.57	2.63	8308	10132	0.122	2024	47)
			(0.83%	1.01%		2.02 g/t	0.05 g/t)
	525.97-531.70	5.73	9177	7170	0.089	1890	330
			(0.92%	0.72%		1.89 g/t	0.33 g.t)
(including	528.62-531.70	3.08	11555	8045	0.100	2184	442)
			(1.16%	0.80%		2.18 g/t	0.44 g/t)
FL01-70	540.20-545.64	5.44	12834	7727	0.092	1676	1146
			(1.28%	0.77%		1.68 g/t	1.15 g/t)
FL01-71	324.89-327.21	2.32	12444	2584	0.040	738	337
			(1.24%	0.26%		0.74 g/t	0.34 g/t)
	336.02-343.26	7.24	8983	4399	0.055	1136	276
			(0.90%	0.44%		1.14 g/t	0.28 g/t)
(including	341.00-343.26	2.26	11058	6929	0.084	1680	186)
			1.11%	0.69%		1.68 g/t	0.19 g/t)
FL01-72	480.50-513.27	32.77	10072	4996	0.060	1302	180
			(1.01%	0.50%		1.30 g/t	0.18 g/t)
(including	480.50-505.70	25.20	11328	5829	0.069	1526	218)
			*1.13%	0.58%		1.53 g/t	0.22 g/t)
(including	483.84-498.50	14.66	12670	8226	0.096	2090	229)
			(1.27%	0.82%		2.09 g/t	0.23 g/t)
(including	510.05-513.27	3.22	12438	4771	0.058	1208	117)
			(1.24%	0.48%		1.21 g/t	0.12 g/t)
FL01-73	583.65-590.82	7.17	12236	6371	0.079	1637	157
			(1.22%	0.64%		1.64 g/t	0.16 g/t)
(including	584.20-588.20	4.00	11800	10400	0.127	2427	217)
			(1.18%	1.04%		2.43 g/t	0.22 g/t)
FL01-74	370.30-434.75	64.45	9575	5274	0.064	1400	239
			(0.96%	0.53%		1.40 g/t	0.24 g/t)
(including	370.30-395.87	25.57	10706	7666	0.091	1937	346)
			(1.07%	0.77%		1.94 g/t	0.35 g/t)
(and	370.30-387.37	17.07	11917	8772	0.105	2196	388)
			(1.19%	0.88%		2.20 g/t	0.39 g/t)
(including	410.00-414.95	4.95	16236	4604	0.058	1082	89)
			(1.62%	0.46%		1.08 g/t	0.09 g/t)
(including	418.50-434.75	16.25	10747	5131	0.068	1512	216)
			(1.07%	0.51%		1.51 g/t	0.22 g/t)

Hole Number	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(%)	Pd(ppb)	Pt(ppb)
FL00-75	594.83-596.85	2.02	14075	7188	0.089	1867	46
			(1.41%	0.72%		1.87 g/t	0.05 g/t)
	608.39-625.29	16.9	7492	3027	0.034	678	138
			(0.75%	0.30%		0.68 g/t	0.14 g/t)
	(including 608.39-616.10	7.71	10465	3082	0.037	676	100)
			(1.05%	0.31%		0.68 g/t	0.10 g/t)
	(and 621.94-625.29	3.35	12364	7651	0.079	1780	441)
			1.24%	0.77%		1.78 g/t	0.44 g/t)
FL00-76	378.00-403.00	5	10433	4389	0.053	810	167
			(1.04%	0.44%		0.81 g/t	0.17 g/t)
	407.50-419.53	12.03	17718	4781	0.054	1048	261
			(1.77%	0.48%		1.05 g/t	0.26 g/t)
	(including 412.00-419.53	7.53	22089	4305	0.057	1376	336)
			(2.21%	0.43%		1.38 g/t	0.34 g/t)
	(and 416.18-419.53	3.35	26485	6263	0.089	1931	502)
			2.65%	0.63%		1.93 g/t	0.50 g/t)
	422.07-430.00	7.93	11827	4809	0.069	1318	334
			(1.18%	0.48%		1.32 g/t	0.33 g/t)
	(including 427.14-430.00	2.86	15018	7141	0.081	2044	579)
			(1.50%	0.71%		2.04 g/t	0.57 g/t)
FL00-77	562.73-569.60	6.87	9558	7955	0.102	1778	191
			(0.96%	0.80%		1.78 g/t	0.19 g/t)
	(including 562.73-565.43	2.7	7803	9067	0.104	1413	185)
			(078%	0.91%		1.41 g/t	0.19 g/t)
	(and 565.92-569.60	3.68	12044	8178	0.113	2279	220)
			(1.20%	0.82%		2.28 g/t	0.22 g/t)
FL00-78	459.45-471.15	11.7	5241	2116	0.027	605	125
			(0.52%	0.21%		0.61 g/t	0.13 g/t)
	(including 459.45-465.00	5.55	7055	3322	0.042	717	89)
			(0.71%	0.33%		0.72 g/t	0.09 g/t)
	(and 462.60-465.00	2.4	9018	5157	0.065	989	138)
			(0.90%	0.52%		0.99 g/t	0.14 g/t)
FL00-79	416.00-421.00	5	4392	918	0.015	265	47
			(0.44%	0.09%		0.27 g/t	0.05 g/t)
	426.00-430.19	4.19	4725	2908	0.041	784	72
			(0.47%	0.29%		0.78 g/t	0.07 g/t)
	461.00-463.00	2	582	867	0.015	1022	529
			(0.06%	0.09%		1.02 g/t	0.53 g/t)
	465.45-467.05	1.6	5012	2578	0.04	1541	239
			(0.50%	0.26%		1.54 g/t	0.24 g/t)
	475.90-480.00	4.1	1189	759	0.019	576	156
			(0.12%	0.08%		0.58 g/t	0.16 g/t)

Hole Number		Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(%)	Pd(ppb)	Pt(ppb)
FL00-80		499.14-506.25	7.11	11437	7627	0.082	2122	207
				(1.14%	0.76%		2.12 g/t	0.21 g/t)
	(including	499.87-502.95	3.08	11756	8708	0.092	2528	165)
				(1.18%	0.87%		2.53 g/t	0.17 g/t)
	(and	503.45-506.25	2.8	11464	7721	0.084	2050	277)
				(1.15%	0.77%		2.05 g/t	0.28 g/t)
FL00-81		381.50-391.05	9.55	13855	4952	N/A	1339	247
				(1.39%	0.50%		1.34 g/t	0.25 g/t)
	(including	381.50-384.70	3.2	25497	6350	N/A	1707	418)
				(2.55%	0.64%		1.71 g/t	0.42 g/t)
	(and	388.20-391.05	2.85	6960	6815	N/A	1729	209)
				(0.70%	0.68%		1.73 g/t	0.21 g/t)
FL00-82		588.05-592.78	4.73	15838	4041	0.042	796	164
				(1.58%	0.40%		0.80 g/t	0.16 g/t)
	(including	499.87-502.95	3.08	11756	8708	0.092	2528	165)
				(1.18%	0.87%		2.53 g/t	0.17 g/t)
		597.63-602.17	4.54	13250	7720	0.087	2083	340
				(1.33%	0.77%		2.08 g/t	0.34 g/t)
						SYENITE DYKE		
		613.91-618.91	5	9700	9100	0.099	2113	265
				(0.97%	0.91%		2.11 g/t	0.27 g/t)
	(including	613.91-615.91	2	13550	9300	0.104	1718	203)
				(1.36%	0.93%		1.72 g/t	0.20 g/t)
FL00-83		352.90-363.00	10.1	12117	4693	0.052	1467	193
				(1.21%	0.47%		1.47 g/t	0.19 g/t)
	(including	352.90-357.05	4.15	6784	8576	0.094	2317	269)
				(0.68%	0.86%		2.32 g/t	0.27 g/t)
		368.60-368.87	0.27	6200	9400	0.105	2137	164
				(0.62%	0.94%		2.14 g/t	0.16 g/t)
		445.35-445.72	0.37	4300	5900	0.138	465	49
				(0.43%	0.59%		0.47 g/t	0.05 g/t)
FL00-84		671.23-717.18	45.95	13410	7612	0.089	1986	316
				(1.34%	0.76%		1.99 g/t	0.32 g/t)
	(including	671.23-684.29	13.06	13615	8576	0.093	2063	425)
				(1.36%	0.86%		2.06 g.t	0.43 g/t)
	(and	686.83-697.82	10.99	18179	5020	0.067	1567	318)
				(1.82%	0.50%		1.57 g/t	0.32 g/t)
	(and	704.00-717.18	13.18	11127	8815	0.1	2250	258)
				(1.11%	0.88%		2.25 g/t	0.26 g/t)
		751.91-755.79	3.88	9755	6999	0.066	1719	431
				(0.98%	0.70%		1.72 g/t	0.43 g/t)
	(including	751.91-754.38	2.47	13047	9769	0.09	2412	572)
				(1.30%	0.98%		2.41 g/t	0.57 g/t)

Hole Number	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(%)	Pd(ppb)	Pt(ppb)
FL01-85	356.83-365.60	8.77	6170	2088	0.025	646	123
			(0.62%	0.21%		0.65 g/t	0.12 g/t)
(including	358.49-360.95	2.46	4539	3075	0.035	801	169)
			(0.45%	0.31%		0.80 g/t	0.17 g/t)
(and	359.61-360.95	1.34	6613	753	0.013	299	130)
			(0.66%	0.08%		0.30 g/t	0.13 g/t)
(including	364.15-365.60	1.45	23586	5917	0.065	1674	277)
			(2.36%	0.59%		1.67 g/t	0.28 g/t)
FL01-86	479.66-487.20	7.54	2108	1858	0.025	430	106
			(0.21%	0.19%		0.43 g/t	0.11 g/t)
(including	484.15-487.20	3.05	2691	3352	0.042	446	64)
			(0.27%	0.34%		0.45 g/t	0.06 g/t)
	493.00-499.15	6.15	4966	2860	0.036	758	125
			(0.50%	0.29%		0.76 g/t	0.13 g/t)
(including	493.00-495.60	2.6	4080	5081	0.065	1191	148)
			(0.41%	0.51%		1.19 g/t	0.15 g/t)
	534.00-536.10	2.1	1556	2979	0.035	521	32
			(0.16%	0.30%		0.52 g/t	0.03 g/t)
	542.75-544.05	1.3	3316	2362	0.035	577	57
			(0.33%	0.24%		0.58 g/t	0.06 g/t)
FL01-88	611.06-615.21	4.15	5495	1862	0.027	422	74
			(0.55%	0.19%		0.42 g/t	0.07 g/t)
(including	612.20-614.21	2.01	7744	3627	0.05	773	131)
			(0.77%	0.36%		0.77 g/t	0.13 g/t)
FL01-89	769.35-776.80	7.45	11499	7124	0.075	1965	616
			(1.15%	0.71%		1.97 g/t	0.62 g/t)
(including	769.35-773.20	3.85	14809	6566	0.074	1832	866)
			(1.48%	0.66%		1.83 g/t	0.87 g/t)
	796.90-815.75	18.85	8286	4989	0.06	1384	242
			(0.83%	0.50%		1.38 g/t	0.24 g/t)
(including	801.10-808.50	7.4	11033	7051	0.095	1958	161)
			(1.10%	0.71%		1.96 g/t	0.16 g/t)
(including	813.00-815.75	2.75	14964	8736	0.097	2424	673)
			(1.50%	0.87%		2.42 g/t	0.67 g/t)
FL01-91	794.12-815.00	20.88	13655	8916	0.105	2384	519
			(1.37%	0.89%		2.38 g/t	0.52 g/t
(including	802.00-808.00	6	15800	9083	0.094	2460	252)
			(1.58%	0.91%		2.46 g/t	0.25 g/t)
(including	812.00-815.00	3	4428	10500	0.119	2100	230)
			(0.44%	1.05%		2.10 g/t	0.23 g/t)

Hole Number	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(%)	Pd(ppb)	Pt(ppb)
FL01-92	649.80-662.70	12.9	2685	1759	0.029	424	137
			(0.27%	0.18%		0.42 g/t	0.14 g/t)
(including	659.25-662.70	3.45	4338	3971	0.045	892	231)
			(0.43%	0.40%		0.89 g/t	0.23 g/t)
FL01-95	804.07-808.95	4.88	15068	8180	0.098	2143	221
			(1.51%	0.82%		2.14 g/t	0.22 g/t)
	820.60-823.00	2.4	6938	6177	0.078	1105	78
			(0.69%	0.62%		1.11 g/t	0.08 g/t)
	852.90-861.50	8.6	7361	5379	0.064	1336	93
			(0.74%	0.54%		1.34 g/t	0.09 g/t)
(including	858.65-861.50	2.85	13918	9151	0.108	2044	100)
			(1.39%	0.92%		2.04 g/t	0.10 g/t)
FL01-96	572.85-574.27	1.42	20159	4880	0.055	1355	206
			(2.02%	0.49%		1.36 g/t	0.21 g/t)
	581.19-595.37	14.18	8369	4192	0.049	1215	340
			(0.84%	0.42%		1.22 g/t	0.34 g/t)
(including	587.70-595.37	7.67	9243	6000	0.068	1771	413)
			(0.92%	0.60%		1.77 g/t	0.41 g/t)
(and	587.70-591.70	4	7252	8389	0.094	2323	375)
			(0.73%	0.84%		2.32 g/t	0.38 g/t)
(and	592.12-595.37	3.25	12547	3680	0.044	1269	495)
			(1.25%	0.37%		1.27 g/t	0.50 g/t)
FL01-99	773.72-805.68	31.96	13831	6797	0.072	1619	300
			(1.38%	0.68%		1.62 g/t	0.30 g/t)
(including	773.72-783.15	9.43	13687	8292	0.08	2159	248)
			(1.37%	0.83%		2.16 g/t	0.25 g/t)
(and	786.06-803.00	16.94	16535	7807	0.086	1739	386)
			(1.65%	0.78%		1.74 g/t	0.39 g/t)
FL01-101	961.20-962.63	1.43	6410	1544	0.021	25760	6622
			(0.64%	0.15%		25.76 g/t	6.62 g/t)
(including	962.28-962.63	0.35				103.0 g/t	26.71g/t)
	969.81-974.20	4.39	6083	5690	0.056	1213	248
			(0.61%	0.57%	0.086	1.21 g/t	0.25 g/t)
FL01-104	843.60-858.00	14.4	10162	7722	0.078	1912	287
			(1.02%	0.77%		1.91 g/t	0.29 g/t)
(including	843.60-852.44	8.84	12405	9362	0.093	2269	299)
			(1.24%	0.94%		2.27 g/t	0.30 g/t)
(and	845.85-850.85	5	14340	10220	0.1	2557	306)
			(1.43%	1.02%		2.56 g/t	0.31 g/t)
	860.90-868.89	7.99	13631	5602	0.082	1785	338
			(1.36%	0.56%		1.79 g/t	0.34 g/t)
	872.36-882.52	10.16	16547	2365	0.028	960	184
			(1.65%	0.24%		0.96 g/t	0.18 g/t)
	893.48-897.56	4.08	13638	4454	0.122	1459	332
			(1.36%	0.45%		1.46 g/t	0.33 g/t)
	953.52-954.02	0.5	1187	2743	0.027	9855	1440
			(0.12%	0.27%		9.86 g/t	1.44 g/t)

Hole FL00-68, initially collared on section 56+12W in late November, 2000 and suspended at a depth of 296.5 metres in early December, was re-entered in mid-April and completed at a hole depth of 519.0 metres. This hole intersected the sulphide zone over a hole length of 50 metres (421.63 - 472.11 metres) some 90 metres down-dip of hole FL00-64 which included an 11.27 metres interval of massive sulphides (Appendix II) and 122 metres east of holes FL00-65, -66 and -67, all of which intersected significant intervals of +1.5% combined Cu+Ni and +2 g/t PGE's. The sulphide zone encountered in hole FL00-68 included five massive sulphide (+85% sulphides) intervals bracketed and separated by stringer and disseminated sulphides. As with previous West Zone holes, better base and precious metals grades are associated with the massive sulphide lenses, and results obtained include two intervals of 6 and 17.7 metres with combined Cu+Ni grades in excess of 1.5% or similar to holes FL00-64 through -67. Hole FL01-69, drilled from the same set-up at a steeper angle, intersected two massive sulphide intervals at the top and bottom of a 100 metres thick hornblendite unit. The two sulphide intervals are 80 to 100 metres down-dip respectively of the zone intersected in FL00-68. Combined Cu+Ni grades exceed 1.5% and are above 2% in some of the included sections. Total PGE's average +2 g/t and are greater than 3 g/t over a 6.33 metres interval in the upper sulphide lens.

Hole FL01-70, drilled on section 57+20W, 122 metres west of the first two holes, intersected the sulphide zone 70 metres down-dip of hole FL00-67, one of the better holes to date. Hole 67 cut three intervals (19.25, 18.02 and 14.4 metres) of +1% Cu+Ni with markedly enhanced grades for all elements over shorter hole lengths. Hole 70, although intersecting massive and stringer sulphides over a 21.30 metres interval, returned lower grades with the exception of two narrower, contained intervals. This is due in part to the presence of late-stage, weakly mineralized gabbro dykes within the prospective interval. Hole FL01-73, collared 65 metres north (Figure 7), which intersected the sulphide zone a further 70 metres down-dip, returned similar results with the best interval occurring between two late-stage dykes

Holes FL00-71, -72 and -74 were drilled at inclinations of -65, -85 and -77.5 respectively from the same setup on section 58+40W. Hole 71 intersected the sulphide zone 120 metres down-dip of FL00-63 and returned appreciably better grades over a greater hole length than encountered in hole 63 (best values - 0.76% Cu, 0.24% Ni, 0.067% Co, 0.67 g/t Pd and 0.13 g/t Pt over 1.92 metres). Hole 72, which intersected the zone an additional 200 metres down-dip, provides further evidence of better grades and expanded widths at depth. The entire 32.77 metres mineralized interval yielded combined Cu+Ni grades of 1.5%; within this are three intervals of +1.5% to +2% Cu+Ni with enhanced PGE grades. The zone is cut by three 0.26 to 3.95 metres wide, weakly mineralized mafic and diorite-gabbro dykes. Hole FL01-74, drilled to test the zone midway between hole 71 and 72, returned one of the longest and best grade intersections to date. The entire massive and semi-massive sulphide interval between 370.30 and 434.75 metres (64.45 metres) contained average combined Cu+Ni grades approaching 1.5%; within this are two intervals of +1.5% and +2% combined Cu+Ni and PGE's in the 2 to 3 g/t range. Significantly, this sulphide zone is within footwall gneissic rocks and may represent a remobilization from the host gabbro unit. Hole FL01-75, which intersected the zone 90 metres down-dip of the interval encountered in hole FL01-72, yielded lower grades over a hole length of 17 metres.

Holes FL01-76, -78 and -79 were drilled on section 54+80W to explore the zone some 300 metres down-dip of previous, shallow, Inco drilling. Hole FL01-79, the shallowest of the three, returned grades of less than 1% combined Cu+Ni; hole FL01-76 yielded the best reualt, including a 12 metres interval containing more than 2% combined Cu+Ni.

Holes FL01-77 and -80, on section 59+60W, both encountered hole intervals of about 7 metres containing +1.5% combined Cu+Ni and 2 g/t Pd+Pt.

Holes FL01-81, -83, and -85 were drilled to investigate the zone below shallow Inco drilling on section 53+60W. Best results were obtained from the deepest hole (FL01-81) which intersected 9.55 metres with a combined Cu+Ni grade of slightly less than 2% plus 1.5 g/t Pd+Pt.

Section 62+00W was further explored by three holes (FL01-82, -84, -99) which were drilled to test West Zone between 150 and 350 metres down-dip of hole FL00-54. These holes helped to clarify the fault offset of the zone in the area of 60W; here the sone appears to have been down-dropped between 50 and 100 metres. Further evidence of the offset is provided by a displaced, post-mineral syenite dyke. Hole FL01-82 intersected two <5 metres intervals of +2% Cu+Ni plus 2.5 g/t Pd+Pt; the two deeper holes, FL01-84 and -99, intersected sulphide intervals of 46 and 32 metres respectively which returned values of +2% Cu+Ni and +2 g/t Pd+Pt.intervals.

Holes FL01-88, -91 and -104, drilled to test the zone at similar depths on section 63+00W, included an interval in FL01-91 of 21 metres with combined Cu+Ni grades of +2% and Pt+Pd values of slightly less than 3 g/t. Hole FL-104, 60 metres down-dip of -91, returned three 4 - 14 metres intervals with grades of +1.5% Cu+Ni and + 2g/t Pd+Pt. A highlight of this hole was a 0.50 metre section of sheared and brecciated gabbro, some 50 metres down-hole from the main sulphide intervals, and containing 9.86 g/t Pd and 1.44 g/t Pt.

The initial holes on section 66+00W included FL01-86, -89 and -92. FL01-86, the shallowest of the three, returned values of less than 1% combined Cu+Ni over several narrow intervals; better grades were obtained from hole FL01-89 which returned +1% Cu+Ni and 1.5 g/t Pt+Pd over a hole length of 18 metres which included narrower intervals of +1.5 % Cu+Ni.

Hole FL01-96, the only hole drilled to date on section 61+00W, yielded a 14 metres interval of 1.2% Cu+Ni and 1.5 g/t Pd+Pt.

The westernmost drilling to date included two holes (FL01-95, -101) on section 68+00W. Hole FL01-95 included a 4.9 metres interval of of 2.3% combined Cu+Ni and 2.4 g/t Pd+Pt plus two additional 2.4 and 8.6 metres intervals of 1.2% Cu+Ni.

Hole FL01-101, the deeper hole, returned 1.17% Cu+Ni and 1.46 g/t Pd+Pt over a 4.39 metres interval but the most significant results included a 0.35 metre section grading 103.0 g/t Pd and 26.7 g/t Pt. This interval, in the hangingwall some 7 metres above the sulphide horizon, is a distinctive, foliated, biotite-rich zone with no visible sulphides. Petrographic work identified very fine-grained kotulskite (tellurium- bismuth palladium mineral) and minor sperrylite (platinum arsenide mineral). Of particular interest is the fact that this discrete zone contains 108 ppm tellurium and values of 40 to 50 ppm tellurium occur both above and below the zone.

M Zone

Five holes were drilled to test a blind UTEM conductor. Three of these holes were completed in the area of 2000 drilling; two holes were drilled to test the eastern part of the conductor. Hole locations are shown on Figure 6 and are listed below.

Drill Hole Locations

Hole Number	Grid Location	Elevation (m.a.s.l.)	Dip	Azimuth	Total Depth(metres)
FL01-87	24+00E 0+10S	142.0	-79	176	357.1
FL01-90	25+00E 0+65S	142.0	-75	176	365.6
FL01-93	25+00E 0+65S	142.0	-90		426.7
FL01-94	32+00E 0+50S	145.0	-70	176	341.0
FL01-97	32+00E 0+50S	145.0	-85	176	380.6

Results

Hole Number	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(%)	Pd(ppb)	Pt(ppb)
FL01-87	300.64-304.80	4.16	1837	1113	0.02	849	1098
			(0.18%	0.11%		0.85 g/t	1.10 g/t)
	312.17-314.48	2.31	7395	486	0.01	233	49
			(0.74%	0.05%		0.23 g/t	0.05 g/t)
FL01-90	285.50-287.90	2.4	6335	2087	0.037	389	85
			(0.63%	0.21%		0.39 g/t	0.09 g/t)
	289.80-292.20	2.4	1558	5451	0.079	1370	88
			(0.16%	0.55%		1.37 g/t	0.09 g/t)
FL01-93	170.80-171.20	0.4	4200	96	0.007	17	7
			(0.42%	0.01%		0.02 g/t	0.007 g/t
	272.70-274.40	1.7	644	1602	0.024	705	291
			(0.06%	0.16%		0.71 g/t	0.29 g/t)
	278.65-283.50	4.85	1397	2348	0.029	637	121
			(0.14%	0.23%		0.63 g/t	0.12 g/t)
	(including281.55-283.50	1.95	1650	4243	0.049	1093	113)
			(0.17%	0.42%		1.09 g/t	0.11 g/t)
FL01-94	278.70-282.20	3.5	7043	5446	0.066	1567	128
			(0.70%	0.54%		1.57 g/t	0.13 g/t
	(including278.70-281.80	3.1	6377	6000	0.073	1707	137)
			(0.64%	0.60%		1.71 g/t	0.14 g/t)
FL01-97	249.30-250.15	0.85	2992	6200	0.077	1900	116
			(0.30%	0.62%		1.90 g/t	0.12 g/t)

Results for the three holes drilled in the area of 2000 drilling did not enhance this part of M Zone. Combined Cu+Ni grades were well below 1% and with a few exceptions, Pd+Pt values were less than 1 g/t.

The two easternmost holes drilled, FL01-94 and -97 on section 32+00E, 700 metres east of previous drilling, provided slightly better results. Best results were encountered in hole FL01-94which returned a 3.5 metres interval of 1.24% Cu+Ni plus 1.70 g/t Pd+Pt.

East Zone II

Four inclined holes were drilled in 2001 to test the UTEM conductor in this area and to possibly expand the previously identified East Zone II resource. Hole locations are shown on Figure 6 and listed below.

Drill Hole Locations

Hole Number	Grid Location	Elevation (m.a.s.l.)	Dip	Azimuth	Total Depth(metres)
FL01-98	16+00E 5+50N	141.0	-50	176	83.0
FL01-100	16+00E 5+50N	141.0	-55	176	254.0
FL01-102	14+00E 4+05N	143.0	-45	176	149.0
FL01-103	14+00E 4+05N	143.0	-85	176	149.0

Results

Hole Number	Interval(m)	Length(m)	Cu(ppm)	Ni(ppm)	Co(%)	Pd(ppb)	Pt(ppb)
FL01-98	NO SAMPLES						
FL01-100	142.26-145.27	3.01	6589	5012	0.061	1048	144
			(0.66%	0.50%		1.05 g/t	0.14 g/t)
FL01-102	83.97-89.05	5.08	5008	1713	0.02	364	218
			(0.50%	0.17%		0.36 g/t	0.22 g/t)
FL01-103	83.60-85.15	1.55	1600	2208	0.037	428	26
			(0.16%	0.22%		0.43 g/t	0.03 g/t)
	91.18-92.75	1.57	2232	1555	0.016	221	50
			(0.22%	0.16%		0.22 g/t	0.05 g/t)
	95.00-96.98	1.98	2052	2218	0.008	370	65
			(0.21%	0.22%		0.37 g/t	0.07 g/t)

Only one of the easternmost holes drilled (FL01-100) was completed. Significantly, this hole returned the best results of the three completed holes including a 3 metres interval grading 1.16% Cu+Ni and slightly more than 1 g/t Pd+Pt. This suggests a possible extension of the East Zone II resource in an easterly direction but more drilling is required to substantiate this.

The remaining two holes encountered values of less than 1% combined Cu+Ni and low PGE values.

Prospecting Program

Prospecting and surface sampling, undertaken in a number of areas within the large claim block, was successful in locating numerous 2 to 20 metres wide sulphide zones (Kraft, 2000).

The most significant of these include three subparallel, northeast-trending sulphide-gossan zones conformable with host amphibolites on the FERG #4 and #5 claims in the southwestern property area. Strike lengths of these zones range from 1.8 to 4.5 km and the southernmost of these zones is a northeast extension to the South Discovery Zone. The central northeast-trending zone is in part related to oxide facies iron formation.

Sampling of these three zones yielded values of up to 147 ppm and 1.36% nickel and 590 ppm to 1.09% copper with some PGE and gold values.

Additional Diamond Drill Core Sampling

Several hundred core samples were collected from a selected number of previously drilled holes in October and November as part of further investigation of significantly higher palladium and platinum values encountered in lithologically distinct alteration zones both above (hangingwall) and below (footwall) the main sulphide horizon in holes FL01-101 and -104 respectively.

Anomalous Pd and Pt values were identified with bleached gabbro well into the footwall of the sulphide lens encountered in hole FL99-10 on section 45+00W. These averaged 1.78 g/t Pd and 0.07 g/t Pt over a sampled interval of 2.39 metres.

The incidence of high tellurium values (108 ppm) associated with exceptionally high Pd and Pt values in hole FL01-101 and tellurium contents averaging 30-40 ppm within the sulphide interval in hole FL01-99 require further investigation. To this end, a comprehensive geochemical study of selected samples is currently underway.

SAMPLING METHODS, SECURITY AND ANALYTICAL PROCEDURES

Most of the drill cores recovered during the 2001 program were logged in detail by Tom Kraft, P.Geo., John Nicholson, P,Geo. and Brian Game, P.Geo. A photographic record of a number of holes has been undertaken and sample intervals of sulphide-bearing material, generally not exceeding 1 metre in length, are marked in respective core boxes by flagging tape, a numbered sample tag stub and an aluminum tag on which is inscribed both the sample interval and sample number. Core sample intervals are split by diamond saw with one-half of the core comprising the sample and one-half retained as a rock record. All split and unsplit core from the 1999, 2000 and 2001 drill programs is stored on the property.

Core samples selected for analyses are placed in plastic sample bags with an appropriate sample tag and secured by tamper-proof plastic locking ties. A number of these plastic sample bags are placed in larger "rice bags" for air shipment from the site to Yellowknife or Thompson, Manitoba where they are shipped to Bondar Clegg Canada Limited in North Vancouver for sample preparation and analyses.

Drill core samples received by Bondar Clegg (an ISO 9002 registered laboratory) are crushed, split and pulverized prior to a 4 acid digestion and subsequent analyses for 36 major and trace elements (including copper, nickel, cobalt) by ICP techniques. Cobalt values are reported as percent, nickel and copper as parts per million (ppm). Samples containing nickel and copper values of more than 4000 ppm are routinely re-analyzed by atomic absorption spectrometry and reported as percent. These low level assays are generally 10-15% higher or lower than initial ICP results.

Palladium, platinum and gold contents are determined by fire assay methods and reported as parts per billion (ppb).

Laboratory quality control is maintained by routinely analyzing a number of sample blanks, standards and duplicate samples. For example, analyses of a recent batch of 105 drill core samples also included the analyses of several sample blanks and standards plus 23 duplicate samples which were in good agreement with initial results.

DATA VERIFICATION

Interlaboratory checks are an ongoing part of the program. Earliest work in this regard included the selection of sample pulps from one 1999 drill hole on East Zone and two holes from West Zone. The laboratory which analyzed samples from 1999 drilling employed an aqua regia sample digestion while the two laboratories used for check purposes employed a multi-acid digestion procedure and reported nickel and copper assay values in contrast to the original laboratory which provided ICP values for these elements. Copper values reported by all three laboratories were in reasonably good agreement as were nickel values for samples from the one hole on East Zone. Results for nickel for samples from the two West Zone drill holes showed more variation; both of the two check laboratories reported values which were between 22% and 40% higher than initial results. Nickel values in adjacent 1950s Inco drill holes were also higher than the initial laboratory results. Total PGE (palladium, platinum) results obtained by check sampling were also between 22% and 64% higher than those reported by the original laboratory.

Bondar Clegg has been used as the laboratory of record for analysis of samples collected from drill holes completed in 2000 and 2001. Results of these analyses correspond well with 1950s Inco drilling results for copper and nickel which were mainly determined by assay methods on site. Precious metals values (mainly palladium), subsequently determined on sample pulps at Inco's Copper Cliff, Ontario facilities, are also in good agreement with recent results. No cobalt values were reported by Inco.

Additional interlaboratory checks of samples collected during the 2000 drilling program showed y little variation with respect to initial results. Further work in this regard will be undertaken in the near future.

A number of interlaboratory checks of sample have been undertaken over the past three years. One of the most recent of these was the submission of 45 sample pulps from hole FL01-99 to ALS Chemex Laboratories for determination of major and trace elements and for precious metals analyses. Copper, nickel and cobalt were determined by ICP analyses and copper values above 10000 ppm were not subsequently analyzed by ALS Chemex. The entire sulphide interval in this particular drill hole (based on initial Bondar Clegg analyses) averages 13831 ppm copper; onlu 12 samples returned values of less than 10000 ppm, making it difficult to compare most of these values with the initial results. The following table shows ALS Chemex weighted average results for nickel, cobalt, palladium and platinum within the sulphide zone in bold type; Bondar Clegg analyses are shown in regular type.

	Interval (m)	Length(m)	Ni(ppm)	Co(ppm)	Pd(ppb)	Pt(ppb)
	773.72-805.68	31.96	**6869**	**782**	**1698**	**355**
			6797	720	1619	300
including	773.72-783.15	9.43	**8323**	**875**	**2005**	**188**
			8292	800	2159	248
and	786.06-803.00	16.94	**7932**	**931**	**1968**	**467**
			7807	860	1739	386

As indicated, nickel values are relatively uniform, cobalt values as determined by ALS Chemex are 8% to 9% higher, and palladium is slightly higher in the first interval but between 7% and 12% lower in the second and third intervals. Platinum values display the greatest variation, ranging from 18% to 21% higher in two of the intervals and 24% less in the third interval.

12 samples within the sulphide zone had copper values of less than 10000 ppm. Average value for these samples, as determined by ALS Chemex, is within 7% of the copper values for the same samples reported by Bondar Clegg.

The writer undertook a thorough review of Inco drilling results in late 1999 and has confidence in the sampling, preparation and analytical procedures used in the more recent drilling programs.

All sample results have been transmitted by the laboratory directly to the writer who has been responsible for initial review of results and the calculation of weighted average grades for the mineralized intervals encountered in the holes drilled to date. These data have been subsequently reported to Starfield Resources Inc. on a timely basis.

MINERAL RESOURCE ESTIMATES

Background

Initial mineral resource estimates were prepared for two areas of East Zone (East Zone I and II) in 1999 (Carter,1999b). A revised estimate was reported for East Zone I in 2000 as was an initial estimate for West Zone (Carter,2000a). Revised mineral resource estimates for West Zone incorporating results of drilling completed between August, and December, 2000, were prepared in November, 2000 (Carter, 2000b) and in late January of 2001 (Carter, 2001).

These mineral resource estimates were prepared pursuant to CIM Standards on Mineral Resources and Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council August 20, 2000 and published in the CIM Bulletin of October, 2000.

The estimates for East Zones I and II and West Zone were calculated manually for individual drill hole cross-sections and the following parameters were employed:

Cutoff Grade - 1% combined Cu+Ni
Minimum Hole Interval - 2.00 metres
Area of Influence for Individual Drill Holes (down-dip) - midway point between drill holes
Area of Influence for Individual cross-sections - midway point between sections
Assumed Specific Gravity - 3.20

Copper and nickel values for previous Inco holes were reported in percent; similar percentage values for both elements have been calculated for recent Starfield drill hole results which were mainly reported in parts per million.

No cobalt values were reported for Inco holes and consequently were not included in previous estimates. Enough data pertaining to cobalt values now exists for West Zone and average cobalt values are reported in the curent estimates for this zone.

Results for the majority of the previous Inco holes included total precious metals of which more than 95% is comprised of palladium and lesser platinum. These values were expressed as ounces per ton and have been converted to grams/tonne; Starfield results include analyses for Pt and Pd in parts per billion - these were combined and expressed as grams/tonne in preparing previous resource estimates. The current resource estimate for West Zone includes separate values for these elements. Pd and Pt values for previous Inco holes were assigned by applying the overall Pd:Pt ratio, which is about 5.5:1, to the total precious metals value reported.

In view of the widely-spaced drilling completed by Inco between 1951 and 1955 and by Starfield in 1999 and 2000 (principally along 120 metres spaced sections), the mineral resource estimates for East Zone I and II and for West Zone are categorized as Inferred Mineral Resources, defined by the CIM Standing Committee as being "that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling, gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes".

Revised Specific Gravity

As noted in the preceding section, previously prepared estimates of mineral resources employed an assumed specific gravity of 3.2. The principal reason for this was to incorporate previous estimates including a 1977 Inco tonnage estimate for West Zone which was calculated in Imperial units and employed a tonnage factor of 10 which is roughly equivalent to a specific gravity of 3.2. To maintain consistency, this assumed specific gravity was used in preparing various resource estimates over the past two years.

Recently, a number of specific gravity determinations have been completed by Bondar Clegg Canada Limited for a variety of drill core samples from West Zone and East Zone I and II. A recent batch of 33 samples included eleven massive sulphide samples which returned specific gravities ranging from 3.17 to 5.14 (average 4.04), eight samples of semi-massive sulphides (range 3.04 - 3.95; average 3.63), ten stringer sulphide samples (range 3.04 - 4.09; average 3.45), and four hornblendite host rock samples containing disseminated and fracture-filling sulphides (range 2.93 - 3.24; average 3.12).

Better mineralized intervals (+1% combined Cu+Ni) in holes drilled to date are invariably associated with massive and semi-massive sulphides, and to a lesser degree, stringer sulphides. An average specific gravity of 3.8 is considered to be more representative of the various mineralized zones at Ferguson Lake.

Current Estimates of Inferred Mineral Resources

As with previous mineral resource estimates, these revised estimates have been prepared pursuant to CIM Standards on Mineral Resources and Reserves, and incorporate the same parameters as used for previous estimates, the notable difference being that resource estimates for three different combined Cu+Ni cutoff grades were calculated. Parameters included:

Cutoff Grades - 1.0%, 1.5% and 2.0% combined Cu+Ni
Minimum Hole Interval - 2.00 metres
Area of Influence for Individual Drill Holes (down-dip) - midway point between drill holes
Area of Influence for Individual cross-sections - midway point between sections
Assumed Specific Gravity - 3.80

As with the previous estimates, the current estimates for West Zone and East Zone I and II are categorized as Inferred Mineral Resources. However, the writer is of the opinion that, in view of the geological and grade continuity encountered by drilling to date in West Zone, a significant portion of this resource is very close to being properly categorized as an Indicated Mineral Resource. As defined by the CIM Standing Committee, an Indicated Mineral Resource is " that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."

East Zone I Mineral Resource

The East Zone I mineral resource is beneath Ferguson Lake near its eastern shore (Figure 6). The resource is based on the results of a number of previous Inco drill holes and on five holes drilled by Starfield Resources in 1999 and 2000. Resource calculations by section are as follows:

Section	Drill Holes	Tonnes	Cu(%)	Ni(%)	Total Precious Metals(g/t)
1+22E	9481	102224	0.80	0.48	0.27
0+00	9462,10522	193785	0.89	0.87	1.41
1+22W	9482	101992	0.82	0.45	0.65
2+44W	9935,11312	338823	1.36	0.72	1.23
3+66W	9926,9483	942449	1.16	1.01	1.42
4+00W	FL99-01,-05	253787	0.95	0.74	1.78
4+57W	11303	52668	0.53	0.54	0.58
4+88W	10514	37848	0.61	0.67	N/A
5+18W	11306	182054	0.85	0.33	0.79
6+10W	9491*	402534	0.75	0.65	1.05
7+32W	FL00-26,-27,-28	352328	0.54	0.51	0.86
8+53W	9928,9487	465926	1.34	0.77	1.09

Total 3456418 tonnes @ 1.01% Cu, 0.75% Ni, 1.18 g/t PM's (PGE) (@ 1.0% Cu+Ni cutoff grade)
including 2194770 tonnes @ 1.18% Cu, 0.87% Ni, 1.28 g/t PM's (PGE) (@ 1.5% Cu+Ni cutoff grade)
and 1197543 tonnes @ 1.41% Cu, 0.93% Ni, 1.38 g/t PM's (PGE) (@ 2.5% Cu+Ni cutoff grade)

* Denotes drill hole containing two or more parallel sulphide lenses with minimum hole lengths of 2.00 metres and a minimum 1% combined Cu+Ni grade.

Inferred Mineral Resource - 3.5 million tonnes @ 1.01% Cu, 0.75% Ni, 1.18 g/t PM's (PGE)
Including - 2.2 million tonnes @ 1.18% Cu, 0.87% Ni, 1.28 g/t PM's (PGE)
and - 1.2 million tonnes @ 1.41% Cu, 0.93% Ni, 1.38 g/t PM's (PGE)

The East Zone I mineral resource is contained within a zone having a strike length of 1100 metres, an average intercept length (close to true width) of 6.36 metres and over down-dip extents of between 100 and 300 metres and averaging 130 metres. The slightly higher grade section, which has average widths of more than 10 metres, is within the central part of the zone between 1+83W and 4+30W.

For each cross-section, the mineralized zone was extended up-dip to a point 30 metres below the surface of Ferguson Lake; accordingly, the zone would apex just north of, and parallel to, the baseline between sections 2E and 8W.

Starfield drilling in early 2000 assisted in defining both the lateral and down-dip limits of East Zone I but the down-dip and strike continuity of the better grade material (1.5% and 2.0% Cu+Ni cutoff), which occurs in parallel lenses between 0+00 and 8+53W; requires further investigation.

East Zone II Mineral Resource

The second area within East Zone for which a resource estimate has been prepared is between sections 13+41E and 14+63E (Figure 6). This estimate is based on the results of eight drill holes completed by Inco in the early to mid 1950s.

Section	Drill Holes	Tonnes	Cu(%)	Ni(%)	Total Precious Metals(g/t)
13+41E	9470, 10502 10503, 10505	1038339	1.00	0.85	1.13
14+63E	9471, 10506 10508, 10539	468502	0.77	0.69	1.34

Total	1506841 tonnes @ 0.93% Cu, 0.80% Ni, 1.20 g/t PM's (PGE) (@ 1.0% Cu+Ni cutoff grade)
including	938915 tonnes @ 1.21% Cu, 0.96% Ni, 1.50 g/t PM's (PGE) (@ 1.5% Cu+Ni cutoff grade)
and	608038 tonnes @ 1.33% Cu, 1.07% Ni, (No PM's available) (@ 2.0% Cu+Ni cutoff grade)

Inferred Mineral Resource - 1.5 million tonnes @ 0.93% Cu, 0.80% Ni, 1.20 g/t PM's (PGE)
Including - 0.9 million tonnes @ 1.21% Cu, 0.96% Ni, 1.50 g/t PM's (PGE)
and - 0.6 million tonnes @ 1.33% Cu, 1.07% Ni,

The foregoing resource is within a zone measuring 250 metres on strike, an average down-dip extent of 55 metres and an average width of 7.34 metres. The zone is open to depth and along strike. Better grades are restricted to two holes on section 13+41E.

West Zone Mineral Resource

The following estimate incorporates results of all drilling completed in 2001. As indicated in the following table, the area of the current West Zone mineral resource has been extended to include section 68W. Resources by section are as follows:

Section	Drill Holes	Tonnes	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
39+00W	9971,9964	306979	0.63	0.50	N/A	0.62	0.13
40+20W	9958*,9979	604812	1.08	0.80	N/A	1.49	0.20
41+45W	9959*,9960*, 9969*,10536	1131735	0.96	0.85	N/A	1.63	0.27
42+65W	9473*,9932, 9981*	1174842	0.95	0.82	N/A	1.90	0.18
43+25W	9940*	109448	0.86	0.90	N/A	1.80	0.21
43+90W	9938*,9980*, 9976,10530	423468	1.14	0.70	N/A	1.43	0.20
44+55W	9479	59371	1.27	1.29	N/A	2.06	0.25
45+00W	FL99-09*,-10	1122269	1.07	0.56	0.086	1.18	0.09
45+20W	9933*,9978	804038	1.10	0.88	N/A	1.35	0.14
46+40W	9478,9937, 9984	484804	1.13	0.93	N/A	1.25	0.15
47+00W	FL99-02	53386	0.70	0.33	0.080	0.92	0.07
47+65W	9977,9934, 9987*,FL99-17	1699098	0.93	0.75	0.100	1.13	0.13
48+87W	9474,9972, 9945*,9988, 10531*	2655978	0.63	0.64	N/A	1.53	0.20
50+09W	9936,9962*, 9966*,FL00-32, FL00-33*	1811593	0.95	0.63	0.062	1.16	0.14
51+29W	9475,9961, FL00-34	606244	0.70	0.61	0.043	1.40	0.26
52+00W	FL99-03	227088	0.72	0.39	0.050	0.99	0.18
52+50W	9939*,9956*, 9965,FL99-19, FL00-36	1107165	0.81	0.61	0.053	1.16	0.18
53+60W	9476,9968*, 9983,10532 FL99--04,-08 FL01-81,-83,	2154828	0.88	0.50	0.050	1.16	0.20
54+86W	9941,9959, 9970 FL01-76*,-78	1946016	1.11	0.47	0.056	1.03	0.23
56+12W	FL00-37*-38* FL00-59*,-60*. FL00-64,-68* FL01-69*	4287177	0.94	0.57	0.070	1.39	0.24
57+34W	9477,9953, 9985*,FL00-40, FL00-41,-42* -65*,-66*,-67* FL01-70*,-73	7715477	0.83	0.46	0.056	1.18	0.24
58+56W	9986,FL00-61 FL01-71*,-72, -74.-75*	6600572	0.94	0.50	0.060	1.27	0.22

Section	Drill Holes	Tonnes	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
59+60W	FL01-77,-80	648113	1.05	0.78	0.092	1.95	0.20
60+00W	FL00-44*,-46, FL-48*,-50	1481362	0.69	0.48	0.059	0.98	0.15
61+00W	FL01-96	808260	0.84	0.42	0.049	1.22	0.34
62+00W	FL00-52,-54, FL01-82*,-84, FL01-99	5968059	1.07	0.57	0.071	1.38	0.24
63+00W	FL01-88,-91, FL01-104*	1539684	1.29	0.75	0.089	2.01	0.40
64+00W	FL00-56*,-62	2261760	0.86	0.40	0.060	0.93	0.11
66+00W	FL01-89*	3359200	0.92	0.56	0.064	1.55	0.35
68+00W	FL01-95*,-101	1988502	0.88	0.62	0.072	1.47	0.15

Total 55141328 tonnes @ 0.95% Cu, 0.59% Ni, 0.065% Co, 1.35 g/t Pd, 0.23 g/t Pt (@ 1.0% Cu+Ni cutoff grade)
including 28508522 tonnes @ 1.17% Cu, 0.73% Ni, 0.082% Co, 1.71 g/t Pd, 0.28 g/t Pt (@ 1.5% Cu+Ni cutoff grade)
and 12427736 tonnes @ 1.37% Cu, 0.83% Ni, 0.089% Co, 1.93 g/t Pd, 0.36 g/t Pt (@ 2.0% Cu+Ni cutoff grade)

* - denotes drill holes with two or more parallel sulphide lenses each with combined Cu+Ni grades exceeding 1% and over minimum hole lengths of 2 metres

Inferred Mineral Resource - 55.1 million tonnes @ 0.95% Cu, 0.59% Ni, 0.065% Co, 1.35 g/t Pd, 0.23 g/t Pt
Including - 28.5 million tonnes @ 1.17% Cu, 0.73% Ni, 0.082% Co, 1.71 g/t Pd, 0.28 g/t Pt
and - 12.4 million tonnes @ 1.37% Cu, 0.83% Ni, 0.089% Co, 1.93 g/t Pd, 0.36 g/t Pt

The foregoing mineral resource estimate for West Zone is based on the writer's analysis of more than 40000 metres of drilling completed by Inco and Starfield to date on the zone over a strike length of close to 3000 metres. Hole intercept lengths (which approximate true widths except for some of the more recent, steeper holes which results in a 20-40% reduction of hole length to approximate true widths) used in these calculations range from 2.00 to 71.3 metres and average 10 metres. A marked increase in intercept lengths has been noted in drill holes on sections between 57+34W and 62+00W where sulphide lenses range from 2.05 to 71.31 metres and average more than 30 metres. The down-dip extent of the various sulphide lenses comprising the zone range from 50 to close to 1000 metres with an overall average of between 200 and 250 metres.

The West Zone inferred mineral resource includes two areas with higher grades (1.5% and 2.0% Cu+Ni cutoff). Between sections 39+00W and 52+52W these higher grades are contained in two or more parallel lenses within the broader mineralized zone and occur at depths not exceeding 100 to 150 metres below surface. The second zone of higher grade material, between sections 56+12W and 63+00W, is at depths of between 200 and 600 metres below surface.

The continuity of these higher grade zones, both down-dip and along strike, remains to be determined by more detailed drilling.

West Zone is open to depth west of 64+00W section and along strike to the west as indicated by recent UTEM geophysical surveys and by results of recent drilling.

INTERPRETATION and CONCLUSIONS

Previous and recent diamond drilling at Ferguson Lake has encountered copper, nickel, cobalt and PGE (platinum group elements) values associated with fracture-filling, disseminated and semi-massive to massive sulphides over an east-west strike length of more than 10 km Three principal mineral zones within this overall strike length include East, Central and West Zones in which better copper-nickel- cobalt-PGE grades are invariably associated with semi-massive and massive sulphide lenses.

The three principal mineral zones are associated with a north-dipping, sill-like, medium- to coarse-grained gabbro unit thought to have been derived from an original mafic-ultramafic unit. More mafic and coarser-grained varieties consist of interlocking hornblende crystals after original pyroxene. The main gabbro host is thought to have been emplaced along an easterly-trending fault zone of regional extent. Repeated movement along this fault may partially explain the remobilized nature of much of the sulphide mineralization seen to date.

More than 41000 metres of 1999-2001 Starfield drilling, coupled with results of 1950s Inco drilling, has identified three areas with mineral resources (East Zone I and II, West Zone) within and adjacent to the principal, 10 km long gabbro unit. The most significant of these is West Zone which remains open to depth and along strike to the west.

West Zone has an inferred mineral resource of 55.1 million tonnes grading 0.95% copper, 0.59% nickel, 0.065% cobalt plus 1.35 g/t palladium and 0.23 g/t platinum. and 1.44 g/t PGE's (mainly palladium with lesser platinum - ratio about 8:1). This current estimate incorporates the results of recent, deeper drilling in the western part of the zone which has intersected significantly broader sulphide lenses containing enhanced overall grades.

West Zone is developing into a significant mineral resource. The value of this resource remains to be determined; average copper-nickel-cobalt-palladium-platinum grades encountered to date may be low for this remote location. However, the identification of significantly higher palladium-platinum values above and below the main sulphide horizon, may have the potential of upgrading this resource.

While a recent mineralogical study has provided useful information with respect to the nature and occurrence of the sulphide minerals at Ferguson Lake, only limited information is currently available regarding possible metal recoveries. A metallurgical scoping study is currently in progress and information derived from this study will be critically important inasmuch as nickel accounts for 40% of the apparent gross value and PGE's (palladium and platinum) for about 27%. Analytical results from drill cores indicate a direct correlation between enhanced nickel, cobalt and PGE grades.

Higher base and precious metal grades are known to be present in at least two areas of West Zone. Potential for expansion of these, particularly within the area at depth both east and west of section 60+00W, is considered to be excellent as demonstrated by the results of holes drilled in 2001. Other areas of higher grades may well exist at depth west of the area drilled to date.

The source intrusive for the areally extensive gabbro sill has not yet been identified. A pronounced thickening and the more mafic appearance of the gabbro unit at depth in some of the westernmost holes drilled suggests that the source may be at greater depths and/or further in a westerly direction. Higher metal grades may be associated with this yet to be found source area.

Drilling during 2001 also involved further testing of UTEM anomalies at M Zone and East Zone II. Results obtained from M Zone are not considered to be particularly encouraging but one hole at East Zone II suggests the potential for increased resources within this zone.

RECOMMENDATIONS

West Zone will continue to be the principal focus of further work at Ferguson Lake. Drilling in 2000 and 2001 confirmed that the cause of the strong UTEM conductor at depth and extending 2 km west of the previously known limits of the zone is a westward extension of the sulphide-bearing zone. Only a small part of this western extension has been tested by drilling and the down-dip potential of the western part of the zone has been expanded by recent drilling.

A two phase program, consisting mainly of additional diamond drilling, is recommended. The recommended first phase program, involving 5000 metres of diamond drilling and taking advantage of winter conditions between March and May to allow for drill moves by bulldozer, should first be directed to better defining the zone of significantly higher palladium and platinum values encountered in hole FL01-101. Several wedge cuts off the original hole are recommended to gain a better understanding of the geometry and possible continuity of this zone. First phase drilling should also be directed to defining and expanding higher grades of mineralization including the near-surface part of the zone between sections 40+00W and 48+00W and the higher grades identified at depth between 55+00W and 64+00W.

While the nature and scope of the second phase program will be dependent in part on results obtained from first phase work, it should involve a number of widely spaced holes to the west of drilling to date to further explore the UTEM and magnetic inversion anomalies. The use of two drill rigs is recommended for the second phase program which should be undertaken between June and September.

Cost Estimate

(Note: estimated costs are net of Goods and Services Tax (GST))

Phase I

Metallurgical test work, mineralogical studies	$35,000.00
Field Program	
Personnel	
Senior geologists (2) - $800/day x 90 days	$72,000.00
Geological assistants (2) - $500/day x 90 days	$45,000.00
Field and camp assistants (2) - $335/day x 90 days	$30,150.00
Camp cook and assistant - $400/day x 90 days	$36,000.00
Camp support costs (including fuel requirements for both phases)	$405,000.00
Aircraft support - Fixed wing and helicopter	$675,000.00
Diamond Drilling - 5000 metres @ $90/metre	$450,000.00
Analytical - Sample shipment, preparation and analyses - 1000 samples @ $42/sample	$42,000.00
Equipment rentals	$30,500.00
Communications	$6,000.00
Miscellaneous supplies, equipment purchases	$12,500.00
Mobilization - demobilization expenses	$13,000.00
Supervision, reporting	$15,000.00
Contingencies @ 10%	$186715.00
Total, Phase I	**$2,053,865.00**

Phase II

Field Program	
Personnel	
Senior geologists (3) - $1,150/day x 120 days	$138,000.00
Geological assistants (2) - $400/day x 120 days	$48,000.00
Camp cook and assistant - $450/day x 120 days	$54,000.00
Camp support costs (including fuel requirements) - $625/day x 120 days	$75,000.00
Aircraft Support - Fixed wing	$262,500.00
Helicopter - $4,500/day x 120 days	$540,000.00
Diamond Drilling - 12000 metres @ $90/metre	$1,080,000.00
Analytical - Sample shipment, preparation and analyses 800 samples @ $40/sample	$32,000.00
Communications	$11,000.00
Miscellaneous supplies	$10,000.00
Road engineering	$45,000.00
Mobilization - demobilization expenses	$15,000.00
Supervision, reporting	$25,000.00
Contingencies @ 10%	$233,550.00
Total, Phase II	**$2,569,050.00**

PROFESSIONAL ENGINEER — PROVINCE OF BRITISH COLUMBIA — N. C. CARTER

N.C. Carter, Ph.D. P.Eng.
March 4, 2002

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

REFERENCES

Bell, R.T. (1971): Geology of Henik Lakes (East Half) and Ferguson Lake (East Half) Map-Areas, District of Keewatin, Geological Survey of Canada Paper 70-61

Cameron, G.H. (1987): Geological Report on the Ferguson lake Property, Northwest territories, DIAND, Yellowknife Assessment Report 082539

Carter, N.C. (1998a): Ferguson Lake Copper-Nickel Property, Prospecting Permit No.2179 and FERG 1,2 and 3 Mineral Claims, Ferguson Lake Area, Keewatin Region , Nunavut Territory, Northwest Territories, Part A: Geological Report and Recommendations for Further Exploratory Work; Part B: Property Evaluation Report, private report for Mr. Lawrence Barry, dated May 25

——————(1998b): Addendum to Part A - Geological Report and Recommendations for Further Exploratory Work, Ferguson Lake Copper-Nickel Property, Ferguson Lake Area, Keewatin Region, Nunavut Territory, Northwest Territories, private report for The Ferguson Lake Syndicate, dated November 4

——————(1999a): Progress Report on the Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield Resources Inc., dated July 9,1999

——————(1999b): Geological report on 1999 Exploration Programs, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield Resources Inc., dated October 29,1999

——————(2000a): Summary report on the April-June, 2000 Exploration program, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield resources Inc. dated July 3, 2000

——————(2000b): Progress Report on the August - October, 2000 Exploration Program, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield Resources Inc. dated November 13, 2000

——————(2001a): Report on the August-December 2000 Exploration Program, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield Resources Inc. dated November 13,200, Revised March 5,2001

——————(2001b): Report on the August - December, 2000 and April - July, 2001 Exploration Programs, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Fergsuon lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield Resources Inc. dated July 27, 2001

Department of Energy Mines and Petroleum Resources, Government of NWT (1995): Ferguson Lake in Significant Mineral deposits of the Northwest Territories, pp.76-77

Eade, K.E. (1986): Precambrian Geology of the Tulemalu - Yathkyed Lake Area, District of Keewatin, Geological Survey of Canada Paper 84-11

Eckstrand, O.R. (1996): Nickel-Copper Sulphide in Geology of Canadian Mineral Deposit Types, Geological Survey of Canada, Geology of Canada, no.8, p.584-608

Hearn, K (1990): Ferguson Lake Property in Mineral Industry Report 1986-7, Northwest Territories, Ellis, C.E. (ed.), NWT Geology Division, DIAND, Yellowknife, pp.83-84

Henderson, Mariette (1999): Lithologic and Structural Setting of the Ferguson Lake Cu-Ni-PGE Property, private report for Starfield Resources Inc., dated September,1999

Kraft, Tom (2001): *Prospecting, Geological Mapping and Geophysical Report, Ferguson Lake* Copper-Nickel-PGE Property. Kivalliq Region, Nunavut Territory, dated November, 2001, DIAND Assessment Report

Leggett, S.R., Barrett, K.R., and LaPorte, P.J. (1976): Geology, Ferguson Lake, 65I/15, DIAND Map E.G.S.1976-2

Lewry, J.F., Sibbald, T.I.I., and Schledewitz, D.C.P. (1985): Variation in Character of Archean Rocks in Western Churchill Province and its Significance, in Evolution of Archean Supracrustal Sequences, Geological Association of Canada Special Paper 28, pp.239-262

McGill, W.P. (1955): Ferguson Lake, Keewatin, DIAND Yellowknife Assessment Report 062075

McKay, Nichola (2001): Lakefield Research Limited, Mineralogical Services - Mineralogical Examination of Drill Core Samples from the Ferguson Lake Property, Nunavut, Project No. 8901-296FEB5014.R01

McLeod, J.A. (1999): Ore Microscopy/E.R.L. Job V990458R, private report by Cominco Ltd./Exploration Research Laboratory for Starfield Resources Inc., dated July 19,1999

Naldrett, A.J. (1999): World Class Ni-Cu-PGE deposits - key factors in their genesis, Mineralium Deposita (1999) 34, p.227-240

Sheldrake, Ronald F. (1999): Preliminary Geophysical Report - UTEM 3 Electromagnetic and Magnetic Survey, Ferguson Lake, Keewatin Region, Nunavut, conducted by SJ Geophysics Ltd., private report for Starfield Resources Inc. dated May,1999

CERTIFICATE

I, NICHOLAS C. CARTER, Consulting Geologist, with residence and business address at 1410 Wende Road, Victoria, British Columbia, do hereby certify that:

1. I am a graduate of the University of New Brunswick with B.Sc.(1960), Michigan Technological University with M.S.(1962) and the University of British Columbia with Ph.D.(1974).

2. I have practiced my profession as a geologist, both within government and the private sector, in eastern and western Canada and in parts of the United States Mexico and Latin America for more than 35 years. Work has included detailed geological investigations of mineral districts, examination and reporting on a broad spectrum of mineral prospects and producing mines, supervision of mineral exploration projects and comprehensive mineral property evaluations.

3. I have been registered with the Association of Professional Engineers and Geoscientists of British Columbia since 1966. I am a Fellow of both the Canadian Institute of Mining, Metallurgy and Petroleum and the Geological Association of Canada and am a past director of The Prospectors and Developers Association of Canada and a past president of the British Columbia and Yukon Chamber of Mines.

4. I am a "qualified person" for purposes of National Instrument 43-101. Relevant experience with regard to the foregoing report includes personal examination of, and supervision of exploration programs directed to a number of base and precious metals deposits in a number of areas in both North and South America including the Sudbury Basin.

5. I personally examined the Ferguson Lake property on September 13,1997, May 24-26,1999, August 21-25,1999, and July 6-8, 2001.

6. I have prepared all sections of the foregoing report which incorporates observations and comments proferred by Tom Kraft, P.Geo., John Nicholson, P.Geo. and Brian Game, P.Geo.

7. As of the date of this certificate, I am not aware of any material fact or material change with respect to the subject matter of the foregoing technical report which is not reflected in the report, the omission to disclose which makes the technical report misleading.

8. I am not currently, nor am I under an agreement, arrangement or understanding or expect to become, an insider, associate, affiliated entity or employee of Starfield Resources Inc. or of an insider or affiliated entity of the issuer. I am not under an agreement, arrangement or understanding or expect to become, a partner of the issuer or of an insider or affiliated entity of the issuer.

9. I do not own, directly or indirectly, nor am I under an agreement, arrangement or understanding or expect to acquire, any securities of Starfield Resources Inc. or of an affiliated entity of the Company. I hold no interest, directly or indirectly, in the mineral properties that are the subject of the foregoing technical report or in any adjacent mineral property.

10. I have read National Instrument 43-101 and Form 43-101F1 and the foregoing technical report has been prepared in conformity with this Instrument and Form 43-101F1 and generally accepted Canadian mining industry practice.

Dated at Victoria, British Columbia, this 4th day of March, 2001:

N.C. Carter, Ph.D. P.Eng.

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

PROFESSIONAL ENGINEER
PROVINCE
N. C. CARTER
BRITISH
COLUMBIA

APPENDIX I

Summary of 1999 Drilling Results

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

FERGUSON LAKE Nickel-Copper-Cobalt-PGE PROPERTY

1999 DRILLING - SUMMARY OF SIGNIFICANT INTERCEPTS

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
EAST ZONE										
FL99-01	4+00W 1+25N	-50	180	74.60-77.82	3.22	0.93	0.68	0.09	1.07	0.82
			(including	74.60-75.67	1.07	1.04	1.07	0.13	1.65	0.36)
				77.82-82.16		Post-mineral basic dyke				
				82.16-86.50	4.34	1.07	0.71	0.1	1.98	0.37
FL99-05	4+00W 1+75N	-75	180	117.48-128.57	11.09	0.92	0.76	0.1	1.24	0.32
			(including	120.75-125.13	4.38	0.94	0.96	0.12	1.51	0.28)
FL99-06	11+00E 3+98N	-50	176	85.55-97.50	11.95	0.82	0.23	0.04	0.49	0.08
			(including	86.00-90.02	4.02	1.46	0.28	0.04	0.62	0.11)
			(and	94.46-97.00	4.6	0.74	0.32	0.06	0.63	0.10)
FL99-07	11+00E 4+78N	-70	176	229.15-233.57	4.42	0.49	0.47	0.06	1.33	0.33
			(including	230.61-233.00	2.39	0.46	0.61	0.07	1.4	0.47)
WEST ZONE										
FL99-02	47+00W 0+35N	-50	180	68.50-69.25	0.75	0.46	0.18	0.02	0.5	0.02
				74.80-77.00	2.2	0.7	0.33	0.08	0.92	0.07
			(including	74.80-75.80	1	0.86	0.61	0.12	1.69	0.11)
FL99-03	52+00W 0+50N	-50	180	41.85-54.30	12.45	0.72	0.39	0.05	0.99	0.18
			(including	43.24-45.63	2.39	1.03	0.52	0.06	1.23	0.23)
			(and	49.08-54.30	5.22	0.85	0.51	0.07	1.23	0.24)
FL99-04	53+50W 1+00N	-50	180	55.20-67.70	12.5	0.64	0.35	0.05	0.99	0.15
			(including	61.70-67.70	6	0.73	0.61	0.08	1.56	0.21)
FL99-08	53+50W 3+00N	-50	176	196.65-198.80	2.15	0.61	0.18	0.03	0.23	0.05
				207.65-210.30	2.65	0.66	0.25	0.03	0.66	0.36
			(including	207.65-208.67	1.02	1	0.2	0.03	0.5	0.59)
			(and	208.95-210.30	1.35	0.52	0.33	0.04	0.92	0.26)

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL99-09	45+00W 1+40N	-50	176	104.60-111.18	6.58	0.56	0.51	0.08	1.08	0.08
			(including	104.60-107.00	2.4	0.82	0.63	0.09	1.39	0.10)
			(and	108.82-111.18	2.36	0.54	0.63	0.1	1.56	0.12)
				111.18-122.89		Diabase/gabbro intrusion				
				122.89-138.33	15.44	0.97	0.64	0.1	1.28	0.07
			(including	123.95-130.60	6.65	1.12	0.72	0.11	1.56	0.12)
FL99-10	45+00W 1+40N	-80	176	110.50-136.43	25.93	1.35	0.5	0.07	1.08	0.12
			(including	114.50-118.10	3.6	1.6	0.48	0.08	1.22	0.16)
			(and	121.60-125.00	3.4	3.62	0.42	0.06	1.1	0.09)
			(and	127.12-129.40	2.28	1.35	0.72	0.11	1.34	0.17)
FL99-11	45+00W 2+05N	-80	176	145.50-149.60	4.1	0.5	0.18	0.03	0.43	0.01
			(including	146.00-148.50	2.5	0.59	0.25	0.04	0.62	0.02)
				148.50-160.50		Diabase/gabbro intrusion				
				160.50-162.30	1.8	0.31	0.59	0.09	0.92	0.08
FL99-16	42+62W 2+58N	-65	176	241.40-242.20	0.8	0.28	0.05	0.006	0.08	0.03
				245.84-248.05	2.21	0.36	0.04	0.005	0.07	0.02
			(including	246.84-247.05	0.21	3.7	0.27	0.03	0.61	0.07)
FL99-17	47+59W 2+32N	-60	176	185.00-205.08	20.08	0.99	0.63	0.1	1.13	0.13
			(including	185.00-201.39	16.39	1.2	0.76	0.12	1.31	0.14)
				270.30-275.00	4.7	0.38	0.34	0.05	1.7	0.18
			(including	270.80-272.50	1.7	0.61	0.54	0.08	2.78	0.22)
FL99-18	47+59W 2+32N	-80	176	241.00-248.00	7	0.06	0.04	0.008	0.12	0.13
			(including	242.00-243.79	1.79	0.11	0.11	0.01	0.35	0.14)
FL99-19	52+52W 2+68N	-60	176	198.03-206.00	7.97	0.76	0.45	0.06	1.27	0.2
			(including	199.96-205.34	5.38	0.82	0.53	0.07	1.56	0.22)

SOUTH DISCOVERY ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL99-12	98+86W 16+48S	-45	176	41.50-55.00	13.5	0.13	0.11	0.03	0.11	0.02
			(including	43.00-44.50	1.5	0.39	0.5	0.1	0.57	0.02)
			(and	47.56-48.90	1.34	0.55	0.5	0.09	0.24	0.03)
			(and	52.23-53.70	1.47	0.4	0.25	0.04	0.34	0.03)
FL99-13	98+86W 16+48S	-45	146	47.50-57.00	9.5	0.3	0.19	0.04	0.29	0.02
			(including	50.40-52.70	2.3	0.57	0.36	0.08	0.64	0.03)
			(and	53.95-55.00	1.05	0.62	0.13	0.02	0.13	0.02)

WEST ZONE SOUTH

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL99-14	56+00W 5+40S	-45	176	21.50-22.60	1.1	0.11	0.08	0.02	0.59	0.14
FL99-15	56+00W 4+30S	-60	176	119.40-125.00	5.6	0.24	0.21	0.04	0.97	0.26
			(including	119.40-121.78	2.38	0.49	0.36	0.06	1.79	0.57)

APPENDIX II

Summary of 2000 Drilling Results

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

FERGUSON LAKE Nickel-Copper-Cobalt-PGE PROPERTY

2000 DRILLING - SUMMARY OF SIGNIFICANT INTERCEPTS

Holes FL00-21 through FL00-67

EAST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu(%)	Ni(%)	Co (%)	Pd (g/t)	Pt(g/t)
FL00-21	4+10W 2+72N	-80	176	217.50-225.53	8.03	0.08	0.09	0.013	0.17	0.04
			(including	221.00-222.63	1.63	0.08	0.14	0.022	0.17	0.07)
			(and	224.00-225.53	1.53	0.33	0.23	0.022	0.56	0.07)
FL00-26	7+32W 1+70N	-50	176	124.47-131.00	6.53	0.39	0.31	0.037	0.6	0.08
			(including	124.47-126.90	2.43	0.71	0.58	0.049	1.11	0.03)
FL00-27	7+32W 1+70N	-80	176	157.63-162.29	4.66	0.35	0.54	0.044	0.67	0.09
			(including	158.13-162.29	4.16	0.38	0.61	0.049	0.74	0.10)
			(and	158.13-159.33	1.2	0.3	1.49	0.052	1.38	0.14)
			(and	160.83-162.29	1.46	0.52	0.34	0.083	0.74	0.12)
FL00-28	7+32W 1+10N	-50	176	76.55-84.03	5.78	0.65	0.35	0.051	0.61	0.11
			(including	79.76-81.25	`1.49	1.03	0.49	0.066	1.07	0.15)
FL00-30	0+00W 2+65N	-60	176	110.17-111.33	1.16	0.11	0.03	0.028	0.07	0.07
WEST ZONE SOUTH										
FL00-22	52+00W 5+25S	-45	176	63.07-64.64	1.57	0.11	0.03	0.01	0.02	0.005
				96.44-98.84	2.4	0.12	0.04	0.01	0.15	0.33
			(including	98.46-98.84	0.38	0.3	0.12	0.05	0.62	0.17)
				123.03-124.56	1.53	0.6	1	0.16	2.48	0.1
FL00-23	52+00W 5+25S	-75	176	104.64-112.08	7.44	0.23	0.22	0.032	0.97	0.15
			(including	104.64-105.68	1.04	0.58	0.56	0.077	2.21	0.51)
			(and	107.20-108.63	1.43	0.34	0.54	0.073	2.47	0.15)
				118.13-122.21	4.08	0.38	0.07	0.013	0.4	0.2
			(including	118.13-119.17	1.04	0.62	0.22	0.031	1.15	0.63)
			(and	121.73-122.21	0.48	1.35	0.05	0.011	0.63	0.28)

WEST ZONE SOUTH

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu(%)	Ni(%)	Co (%)	Pd (g/t)	Pt(g/t)
FL00-24	50+50W 6+25S	-50	176	10.00-12.75	2.75	0.25	0.08	0.019	0.02	0.006)
				100.95-101.20	0.25	0.16	0.23	0.036	1.27	0.19
CENTRAL (Lake) ZONE										
FL00-29	36+00W 2+25N	-60	176	81.70-85.10	3.4	0.23	0.36	0.009	0.08	0.03
				96.39-96.89	0.5	0.1	0.02	0.016	0.04	0.01
M ZONE										
FLOO-39	24+00E 1+50S	-80	176	259.20-260.20	1	0.34	0.52	0.083	3.32	0.76
				281.00-283.70	2.7	0.52	0.09	0.019	0.44	0.07
FL00-43	24+00E 1+50S	-60	176	254.40-277.72	23.32	0.51	0.39	0.057	1.05	0.13
			(including	262.30-266.70	4.4	0.3	0.59	0.083	1.28	0.15)
			(and	270.55-277.72	7.17	1.01	0.71	0.103	1.94	0.13)
FL00-45	25+00E 2+30S	-60	176	257.88-259.92	2.04	0.84	0.26	0.041	0.51	0.14
FL00-47	25+00E 2+30S	-80	176	241.00-247.16	6.16	0.36	0.16	0.026	0.52	0.15
			(including	244.00-247.16	3.16	0.52	0.23	0.036	0.7	0.11)
			(including	244.85-247.16	2.31	0.53	0.3	0.046	0.87	0.27)
FL00-49	23+00E 1+50S	-60	176	271.59-271.81	0.22	0.34	0.46	0.064	1.7	2.06
ANOMALY 51										
FL00-51	24+00E 9+30S	-60	176	5.66-6.66	1	0.49	0.01	0.009	0.002	0.005
				8.18-10.53	2.35	0.21	0.003	0.003	0.001	0.005
				49.55-50.00	0.45	0.09	0.1	0.024	0.005	0.005
				107.20-110.45	3.25	0.14	0.26	0.041	0.78	0.09
			(including	109.58-110.45	0.87	0.18	0.71	0.093	1.64	0.17)
				112.05-112.45	0.4	0.3	0.15	0.02	0.45	0.08

ANOMALY 51

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu(%)	Ni(%)	Co (%)	Pd (g/t)	Pt(g/t)
FL00-53	24+00E 9+30S	-80	176	85.07-90.65	5.58	0.31	0.35	0.05	0.98	0.1
			(including	85.07-87.10	2.03	0.5	0.4	0.06	1.14	0.23)
			(including	88.33-90.65	2.32	0.3	0.47	0.064	1.28	0.02)
				106.24-108.27	2.03	0.26	0.11	0.019	0.37	0.09
FL00-55	40+00E 5+75S	-60	176	115.68-116.00	0.32	0.47	0.85	0.159	1.68	0.008
FL00-57	41+00E 4+50S	-60	176	127.15-129.00	1.85	0.05	0.1	0.021	0.23	0.05
				218.85-220.30	1.45	0.12	0.02	0.01	0.02	0.006
WEST ZONE										
FL00-32	50+09W 2+40N	-60	176	204.00-218.10	14.1	0.34	0.24	0.028	0.54	0.13
			(Including	212.52-218.10	5.58	0.45	0.443	0.048	0.93	0.17)
			(and	215.54-218.10	2.56	0.52	0.42	0.051	0.88	0.14)
FL00-33	50+09W 2+96N	-60	176	249.19-262.53	13.34	0.87	0.49	0.063	1.11	0.11
			(Including	249.69-254.80	5.11	1.05	0.83	0.1	1.79	0.16)
			(and	256.36-259.12	2.76	1.27	0.43	0.064	0.99	0.11)
				275.91-277.55	1.64	1.35	0.54	0.076	1.59	0.48
				281.00-285.87	4.87	0.81	0.39	0.064	1.46	0.21
				295.34-296.62	1.28	0.56	1.14	0.156	3.1	0.16
FL00-34	51+29W 2+34N	-60	176	191.60-199.09	7.49	0.64	0.38	0.043	0.89	0.17
			(including	195.34-199.09	3.75	0.88	0.69	0.077	1.6	0.26)
FL00-35	51+29W 2+34N	-80	176	198.15-200.85	2.7	0.26	0.12	0.01	0.2	0.02
				209.00-213.01	4.01	0.32	0.1	0.017	0.31	0.08
				217.86-219.73	1.87	1.27	0.31	0.042	0.88	0.15
				233.70-233.97	0.27	1.23	0.19	0.032	5.13	0.56
FL00-36	52+52W 3+38N	-60	176	246.20-250.06	3.86	0.92	0.34	0.037	0.9	0.13
			(including	246.60-248.86	2.26	1.21	0.44	0.046	1.21	0.16)
FL00-37	56+12W 2+92N	-60	176	122.43-131.60	9.17	0.28	0.18	0.021	0.37	0.09
			(including	122.43-125.60	3.17	0.55	0.42	0.045	0.87	0.12)
				136.80-147.85	11.05	0.73	0.31	0.038	0.7	0.1
			(including	137.35-144.20	6.85	1.01	0.44	0.053	0.99	0.13)
				154.54-160.55	6.01	0.64	0.19	0.029	0.53	0.12
			(including	157.40-160.55	3.15	0.79	0.24	0.037	0.66	0.13)

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu(%)	Ni(%)	Co (%)	Pd (g/t)	Pt(g/t)
FL00-38	56+12W 2+93N	-80	176	166.50-184.92	18.42	0.36	0.21	0.028	0.64	0.08
			(Including	167.20-173.82	6.62	0.63	0.41	0.054	1.24	0.07)
				197.14-202.70	5.56	1.24	0.17	0.024	0.57	0.04
FL00-40	57+34W 3+36N	-60	176	153.71-169.50	15.79	0.34	0.25	0.041	0.5	0.1
			(including	154.56-158.50	3.94	0.44	0.59	0.073	1.1	0.14)
			(and	160.59-163.45	2.86	0.56	0.26	0.046	0.62	0.16)
FL00-41	57+34W 3+36N	-80	176	187.34-258.65	71.31	0.66	0.38	0.05	0.9	0.15
			(Including	188.12-190.39	2.27	1.13	0.28	0.037	0.54	0.17)
			(and	203.96-233.07	29.11	0.83	0.56	0.07	1.21	0.21)
			(and	219.87-231.74	11.87	1.15	0.78	0.094	1.66	0.29)
			(and	219.87-226.55	6.68	1	0.86	0.103	1.95	0.39)
			(and	219.87-223.87	4	0.86	0.94	0.112	2.23	0.47)
			(and	235.03-258.65	23.62	0.72	0.36	0.045	0.96	0.10)
			(and	236.33-241.72	5.39	1.26	0.47	0.058	1.27	0.11)
			(and	254.58-257.65	3.07	0.64	0.8	0.093	1.75	0.16)
FL00-42	57+34W 3+80N	-80	176	220.65-263.00	42.35	0.33	0.16	0.022	0.35	0.07
			(including	238.86-241.77	2.91	0.59	0.34	0.039	0.66	0.13)
			(and	250.97-254.10	3.13	0.96	0.7	0.085	1.48	0.15)
				268.38-299.00	30.62	0.6	0.25	0.036	0.66	0.21
			(including	276.50-285.86	9.36	0.84	0.3	0.036	0.82	0.40)
			(and	280.07-283.68	3.61	0.95	0.53	0.058	1.3	0.75)
			(and	288.68-299.00	10.32	0.77	0.38	0.046	0.95	0.20)
			(and	290.44-292.33	1.79	0.6	0.88	0.108	1.64	0.16)
			(and	295.90-299.00	3.1	0.95	0.4	0.047	1.14	0.18)
FL00-44	60+00W 4+00N	-60	176	150.09-171.22	21.13	0.49	0.26	0.031	0.55	0.08
			(including	150.09-153.10	3.01	0.58	0.4	0.057	0.72	0.15)
			(and	158.67-160.72	2.05	0.57	0.51	0.06	1.09	0.12)
			(and	161.72-164.00	2.28	0.86	0.19	0.025	0.58	0.11)
			(and	168.23-170.22	1.99	1.15	1.02	0.08	2	0.15)
				180.08-185.00	4.92	0.39	0.16	0.02	0.37	0.07
			(including	180.08-182.00	1.92	0.29	0.22	0.039	0.47	0.09)
			(and	182.97-185.00	2.03	0.6	0.1	0.007	0.32	0.07)

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu(%)	Ni(%)	Co (%)	Pd (g/t)	Pt(g/t)
FL00-46	60+00W 4+00N	-80	176	177.47-189.27	11.8	0.54	0.44	0.057	0.84	0.12
			(including	181.00-189.27	8.27	0.61	0.5	0.062	0.96	0.13)
			(and	185.00-189.27	4.27	0.68	0.61	0.068	1.18	0.12)
			(and	187.00-189.27	2.27	0.52	0.73	0.086	1.42	0.14)
				201.00-205.86	4.86	0.45	0.2	0.035	0.52	0.07
			(including	201.00-203.03	2.03	0.51	0.19	0.026	0.59	0.05)
			(and	204.03-205.86	1.83	0.53	0.3	0.061	0.7	0.11)
FL00-48	60+00W 5+40N	-60	176	250.20-257.00	6.8	0.62	0.35	0.047	0.69	0.19
			(including	252.44-256.00	3.56	0.82	0.59	0.074	1.1	0.22)
			(and	254.00-256.00	2	0.41	0.75	0.091	1.37	0.28)
FL00-50	60+00W 5+40N	-80	176	290.70-302.56	11.86	0.58	0.41	0.053	0.9	0.1
			(including	293.90-296.90	3	0.73	0.33	0.046	0.8	0.10)
			(and	298.20-302.56	4.36	0.73	0.7	0.087	1.44	0.17)
FL00-52	62+00W 6+00N	-60	176	312.97-330.27	17.3	0.74	0.4	0.054	0.85	0.1
			(including	312.97-319.32	6.35	1.14	0.44	0.06	0.99	0.11)
			(and	314.87-319.32	4.45	1.41	0.44	0.06	1	0.11)
			(including	323.23-329.39	6.16	0.75	0.44	0.058	0.91	0.12)
			(and	325.59-329.39	3.8	0.93	0.49	0.064	0.92	0.10)
				335.00-337.80	2.8	0.73	0.4	0.06	0.93	0.14
				351.50-352.04	0.54	0.87	0.35	0.042	1.15	0.13
				369.45-411.64	42.19	0.08	0.06	0.008	0.21	0.05
			(including	399.50-408.50	9	0.15	0.1	0.009	0.37	0.08)
FL00-54	62+00W 6+00N	-80	176	406.48-417.03	10.55	0.97	0.49	0.072	1.21	0.31
			(Including	411.30-417.03	5.73	1.1	0.61	0.075	1.47	0.34
				502.32-504.37	2.05	0.2	0.18	0.034	0.62	0.08
				513.11-573.50	60.39	0.05	0.04	0.007	0.13	0.03

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu(%)	Ni(%)	Co (%)	Pd (g/t)	Pt(g/t)
FL00-56	64+00W 7+00N	-60	176	453.10-462.07	8.97	0.47	0.35	0.058	0.77	0.17
			(including	453.10-458.00	4.9	0.66	0.43	0.075	1	0.11)
				472.92-473.58	0.64	0.57	0.04	0.011	0.17	0.01
				478.20-482.10	3.9	0.93	0.19	0.04	0.43	0.06
			(including	478.20-481.10	2.9	1.15	0.24	0.05	0.54	0.07)
				486.03-486.76	0.73	1.1	0.15	0.024	0.39	0.06
				509.61-527.39	17.78	0.59	0.24	0.039	0.54	0.07
			(including	509.61-511.61	2	0.65	0.34	0.051	0.87	0.06)
			(and	514.28-516.93	2.65	0.62	0.34	0.052	0.62	0.05)
			(and	519.88-522.39	2.51	1.59	0.26	0.038	0.75	0.05)
				523.00-538.47	5.47	0.6	0.37	0.056	0.79	0.03
			(including	534.26-536.73	2.47	0.93	0.57	0.085	1.25	0.03)
				576.32-599.04	22.72	0.05	0.04	0.008	0.12	0.03
				602.92-620.55	17.63	0.04	0.06	0.01	0.1	0.02
FL00-58	58+56W 3+50N	-60	182	142.00-148.92	6.92	0.3	0.28	0.035	0.51	0.78
			(including	145.26-147.10	1.84	0.4	0.53	0.065	0.91	0.10)
			(and	147.44-148.92	1.48	0.32	0.46	0.054	0.95	0.15)
				158.00-162.05	4.05	0.6	0.17	0.019	0.45	0.05
			(including	158.00-159.90	1.9	1.01	0.27	0.027	0.71	0.07)
FL00-59	56+12W 4+42N	-60	176	249.10-253.33	4.23	0.65	0.63	0.072	1.23	0.12
				259.33-273.89	14.56	0.97	0.35	0.045	0.89	0.15
			(including	263.00-269.78	6.78	1.48	0.52	0.063	1.31	0.19)
			(and	264.62-268.26	3.64	0.75	0.73	0.081	1.59	0.20)
FL00-60	56+12W 4+42N	-80	176	228.35-230.00	1.65	1.12	0.08	0.012	0.53	0.28
				234.86-237.65	2.79	0.67	0.45	0.052	0.87	0.11
				255.20-258.25	3.05	0.36	0.32	0.036	0.93	0.22
				276.85-281.61	4.76	0.28	0.33	0.048	0.91	0.26
				289.66-294.84	5.18	0.76	0.43	0.048	0.86	0.18
			(Including	289.66-293.00	3.34	0.78	0.5	0.057	1.03	0.20)
FL00-61	58+56W 4+25N	-60	182	172.75-201.80	29.05	0.42	0.26	0.037	0.6	0.1
			(including	182.00-184.05	2.05	0.6	0.37	0.043	0.95	0.12)
			(and	191.24-197.04	5.8	0.89	0.67	0.089	1.47	0.21)

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu(%)	Ni(%)	Co (%)	Pd (g/t)	Pt(g/t)
FL00-62	64+00W 7+00N	-75	176	560.50-565.32	4.82	0.61	0.52	0.06	1.21	0.21
			(including	560.50-564.77	4.27	0.67	0.57	0.066	1.35	0.23)
				605.76-609.86	4.1	0.13	0.1	0.017	0.34	0.05
				609.86-661.00	51.14	0.04	0.07	0.011	0.12	0.04
				752.50-786.10	33.6	0.12	0.05	0.01	0.32	0.04
			(Including	755.50-757.00	1.5				1.48)	
			(including	766.50-772.00	5.5	0.26	0.06	0.013	0.41	0.03)
				796.43-827.00	30.57	0.1	0.04	0.007	0.27	0.04)
			(including	809.50-812.50	3	0.25	0.06	0.01	0.43	0.07)
				838.30-842.70	4.4	0.04	0.03	0.008	2 ppb	<5 ppb)
				999.54-1002.95	3.41	0.03	0.02	0.008	0.01	4 ppb)
FL00-63	58+56W 4+25N	-80	182	219.10-230.66	11.56	0.32	0.17	0.03	0.39	0.08
			(Including	219.10-222.23	3.13	0.55	0.28	0.04	0.63	0.09)
			(and	225.44-227.36	1.92	0.76	0.24	0.067	0.67	0.13)

	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL00-64	56+12W 5+17N	-80	176	341.30-344.47	3.17	0.67	0.91	0.11	2.1	0.47
				347.73-359.00	11.27	0.98	0.67	0.082	1.73	0.39
			(including	347.73-355.93	8.2	1.04	0.76	0.092	1.93	0.43)
				355.93-357.10	1.17	DYKE				
			(including	357.85-358.56	1.46	1.44	0.87	0.105	2.4	0.56
FL00-65	57+34W 5+70N	-60	176	326.48-326.84	0.36	0.11	1.07	0.088	2.39	0.15
				329.75-338.24	8.49	1.2	0.43	0.049	1.09	0.19
			(including	329.75-335.00	5.25	1.31	0.64	0.073	1.56	0.25)
			(including	331.80-335.00	3.2	1.39	0.71	0.081	1.65	0.30)
				342.72-364.10	21.38	0.64	0.62	0.073	1.55	0.29
			(including	342.72-351.50	8.78	0.68	0.96	0.114	2.26	0.38)
			(and	358.55-362.70	4.15	0.48	0.95	0.107	2.38	0.14)

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu(%)	Ni(%)	Co (%)	Pd (g/t)	Pt(g/t)
FL00-66	57+34W 5+70N	-73	176	314.10-316.76	2.66	0.44	0.24	0.032	0.68	0.05
				322.70-325.65	2.95	0.48	0.12	0.016	0.33	0.06
				336.88-338.04	1.16	0.95	0.24	0.032	0.63	0.16
				341.81-357.62	15.81	0.96	0.53	0.059	1.38	0.3
			(including	341.81-353.70	11.89	1.19	0.67	0.075	1.71	0.31)
			(including	343.55-351.35	7.8	1.22	0.88	0.096	2.13	0.35)
				364.25-379.60	15.35	0.94	0.3	0.035	1.13	0.2
			(including	367.79-373.14	5.35	2	0.6	0.07	2.25	0.30)
				387.77-388.23	0.46	1.86	0.06	0.012	4.24	0.13
FL00-67	57+34W 5+70N	-83	176	377.69-378.16	0.47	0.36	1.2	0.118	2.6	0.02
				393.95-396.00	2.05	0.67	0.35	0.04	0.95	0.16
				399.25-418.50	19.25	0.71	0.36	0.04	1.08	0.17
			(Including	402.28-408.65	6.37	0.75	0.4	0.041	1.18	0.25)
			(and	411.88-417.00	5.12	0.78	0.71	0.079	2.09	0.10)
				422.50-440.52	18.02	0.73	0.46	0.057	1.21	0.34
			(including	429.68-439.25	9.57	0.94	0.78	0.091	1.97	0.54)
			(Including	430.38-436.40	6.02	0.95	0.9	0.102	2.25	0.38)
				445.70-460.10	14.4	1.5	0.74	0.087	1.85	0.27
			(including	448.26-460.10	11.84	1.71	0.89	0.104	2.18	0.30)
			(including	449.40-457.40	8	1.43	0.96	0.113	2.11	0.23)

APPENDIX III

Summary of 2001 Drilling Results

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

FERGUSON LAKE Nickel-Copper-Cobalt-PGE PROPERTY

2001 DRILLING - SUMMARY OF SIGNIFICANT INTERCEPTS

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL00-68	56+12W 6+58N	-70	176	421.63-427.70	6.07	9919	7494	0.091	1338	330
						(0.99%	0.75%		1.34 g/t	0.33 g/t)
			(including	421.92-427.18	5.26	10510	8454	0.103	1926	372)
						(1.05%	0.85%		1.93 g/t	0.37 g/t)
				430.90-433.05	2.15	5329	5295	0.053	1548	398
						(0.53%	0.53%		1.55 g/t	0.40 g/t)
				437.87-455.65	17.78	10423	6942	0.084	1695	333
						(1.04%	0.69%		1.70 g/t	0.33 g/t)
			(including	440.88-454.72	13.84	10981	8215	0.097	1942	313)
						(1.10%	0.82%		1.94 g/t	0.31 g/t)
			(and	440.88-447.40	6.52	12927	9594	0.116	2202	395)
						(1.29%	0.96%		2.20 g/t	0.40 g/t)
			(and	449.00-454.72	5.72	10856	8834	0.101	2143	294)
						(1.09%	0.88%		2.14 g/t	0.29 g/t)
				466.30-472.11	5.81	7100	5048	0.062	1179	135
						(0.71%	0.50%		1.18 g/t	0.14 g/t)
			(including	468.81-471.41	2.6	7023	9054	0.107	1977	181)
						(0.70%	0.91%		1.98 g/t	0.18 g/t)

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-69	56+12W 6+58N	-70	176	427.14-428.86	1.72	9138	2794	0.034	806	30
						(0.91%	0.28%		0.81 g/t	0.03 g/t)
				436.89-447.57	10.68	13093	8316	0.104	2093	253
						(1.31%	0.83%		2.09 g/t	0.25 g/t)
			(including	436.89-443.22	6.33	17989	9693	0.122	2647	387)
						1.80%	0.97%		2.65 g/t	0.39 g/t)
			(and	444.94-447.57	2.63	8308	10132	0.122	2024	47)
						(0.83%	1.01%		2.02 g/t	0.05 g/t)
				525.97-531.70	5.73	9177	7170	0.089	1890	330
						(0.92%	0.72%		1.89 g/t	0.33 g/t)
			(including	528.62-531.70	3.08	11555	8045	0.1	2184	442)
						(1.16%	0.80%		2.18 g/t	0.44 g/t)
FL01-70	57+34W 7+40N	-70	176	463.50-463.70	0.2	6600	2645	0.031	368	10
						(0.66%	0.26%		0.37 g/t	0.01 g/t)
				483.55-484.30	0.75	27004	659	0.012	835	80
						(2.70%	0.07%		0.84 g/t	0.08 g/t)
				524.34-545.64	21.3	5344	3438	0.042	715	448
						(0.53%	0.34%		0.72 g/t	0.45 g/t)
			(including	524.34-527.10	2.76	6045	3648	0.047	727	147)
						(0.60%	0.36%		0.73 g/t	0.15 g/t)
			(including	540.20-545.64	5.44	12834	7727	0.092	1676	1146)
						(1.28%	0.77%		1.68 g/t	1.15 g/t)
FL01-71	58+56W 6+25N	-65	176	324.89-327.21	2.32	12444	2584	0.04	738	337
						(1.24%	0.26%		0.74 g/t	0.34 g/t)
				331.45-333.27	1.82	2127	2707	0.029	714	137
						(0.21%	0.27%		0.71 g/t	0.14 g/t)
				336.02-343.26	7.24	8983	4399	0.055	1136	276
						(0.90%	0.44%		1.14 g/t	0.28 g/t)
			(including	341.00-343.26	2.26	11058	6929	0.084	1680	186)
						(1.11%	0.69%		1.68 g/t	0.19 g/t)

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-72	58+56W 6+25N	-85	176	480.50-513.27	32.77	10072	4996	0.06	1302	180
						(1.01%	0.50%		1.30 g/t	0.18 g/t)
			(including	480.50-505.70	25.2	11328	5829	0.069	1526	218)
						(1.13%	0.58%		1.53 g/t	0.22 g/t)
			(including	483.84-498.50	14.66	12670	8226	0.096	2090	229)
						(1.27%	0.82%		2.09 g/t	0.23 g/t)
			(including	510.05-513.27	3.22	12438	4771	0.058	1208	117)
						(1.24%	0.48%		1.21 g/t	0.12 g/t)
FL01-73	57+34W 8+05N	-70	176	578.19-580.16	1.97	7214	6582	0.078	3038	316
						(0.72%	0.66%		3.04 g/t	0.32 g/t)
			(including	579.00-580.16	1.16	5200	10900	0.127	4994	276)
						(0.52%	1.09%		4.99 g/t	0.28 g/t)
				582.10-582.55	0.45	12325	675	0.013	738	24
						(1.23%	0.68%		0.74 g/t	0.02 g/t)
				583.65-590.82	7.17	12236	6371	0.079	1637	157
						(1.22%	0.64%		1.64 g/t	0.16 g/t)
			(including	584.20-588.20	4	11800	10400	0.127	2427	217
						(1.18%	1.04%		2.43 g/t	0.22 g/t)
				601.40-602.60	1.22	25215	3082	0.043	996	984
						(2.52%	0.31%		1.00 g/t	0.98 g/t)
				605.53-607.27	1.74					
FL01-74	58+56W 6+25N	-77.5	176	370.30-434.75	64.45	9575	5274	0.064	1400	239
						(0.96%	0.53%		1.40 g/t	0.24 g/t)
			(including	370.30-395.87	25.57	10706	7666	0.091	1937	346)
						(1.07%	0.77%		1.94 g/t	0.35 g/t)
			(and	370.30-387.37	17.07	11917	8772	0.105	2196	388)
						(1.19%	0.88%		2.20 g/t	0.39 g/t)
			(including	410.00-414.95	4.95	16236	4604	0.058	1082	89)
						(1.62%	0.46%		1.08 g/t	0.09 g/t)
			(including	418.50-434.75	16.25	10747	5131	0.068	1512	216)
						(1.07%	0.51%		1.51 g/t	0.22 g/t)

FERGUSON LAKE PROJECT
2001 DRILLING - SUMMARY OF SIGNIFICANT INTERCEPTS

20/08/01

Hole Number	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL00-75	58+56W 8+40N	-70	176	594.83-596.85	2.02	14075	7188	0.089	1867	46
						(1.41%	0.72%		1.87 g/t	0.05 g/t)
				608.39-625.29	16.9	7492	3027	0.034	678	138
						(0.75%	0.30%		0.68 g/t	0.14 g/t)
			(including	608.39-616.10	7.71	10465	3082	0.037	676	100)
						(1.05%	0.31%		0.68 g/t	0.10 g/t)
			(and	621.94-625.29	3.35	12364	7651	0.079	1780	441)
						1.24%	0.77%		1.78 g/t	0.44 g/t)
FL00-76	54+86W 6+65N	-65	176	378.00-403.00	5	10433	4389	0.053	810	167
						(1.04%	0.44%		0.81 g/t	0.17 g/t)
				407.50-419.53	12.03	17718	4781	0.054	1048	261
						(1.77%	0.48%		1.05 g/t	0.26 g/t)
			(including	412.00-419.53	7.53	22089	4305	0.057	1376	336)
						(2.21%	0.43%		1.38 g/t	0.34 g/t)
			(and	416.18-419.53	3.35	26485	6263	0.089	1931	502)
						2.65%	0.63%		1.93 g/t	0.50 g/t)
				422.07-430.00	7.93	11827	4809	0.069	1318	334
						(1.18%	0.48%		1.32 g/t	0.33 g/t)
			(including	427.14-430.00	2.86	15018	7141	0.081	2044	579)
						(1.50%	0.71%		2.04 g/t	0.57 g/t)
FL00-77	59+60W 7+90N	-70	176	562.73-569.60	6.87	9558	7955	0.102	1778	191
						(0.96%	0.80%		1.78 g/t	0.19 g/t)
			(including	562.73-565.43	2.7	7803	9067	0.104	1413	185)
						(078%	0.91%		1.41 g/t	0.19 g/t)
			(and	565.92-569.60	3.68	12044	8178	0.113	2279	220)
						(1.20%	0.82%		2.28 g/t	0.22 g/t)

Hole Number	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL00-78	54+86W 6+65N	-75	176	459.45-471.15	11.7	5241	2116	0.027	605	125
						(0.52%	0.21%		0.61 g/t	0.13 g/t)
			(including	459.45-465.00	5.55	7055	3322	0.042	717	89)
						(0.71%	0.33%		0.72 g/t	0.09 g/t)
			(and	462.60-465.00	2.4	9018	5157	0.065	989	138)
						(0.90%	0.52%		0.99 g/t	0.14 g/t)
FL00-79	54+86W 6+65N	-53	176	416.00-421.00	5	4392	918	0.015	265	47
						(0.44%	0.09%		0.27 g/t	0.05 g/t)
				426.00-430.19	4.19	4725	2908	0.041	784	72
						(0.47%	0.29%		0.78 g/t	0.07 g/t)
				461.00-463.00	2	582	867	0.015	1022	529
						(0.06%	0.09%		1.02 g/t	0.53 g/t)
				465.45-467.05	1.6	5012	2578	0.04	1541	239
						(0.50%	0.26%		1.54 g/t	0.24 g/t)
				475.90-480.00	4.1	1189	759	0.019	576	156
						(0.12%	0.08%		0.58 g/t	0.16 g/t)
FL00-80	59+60W 7+90N	-60	176	499.14-506.25	7.11	11437	7627	0.082	2122	207
						(1.14%	0.76%		2.12 g/t	0.21 g/t)
			(including	499.87-502.95	3.08	11756	8708	0.092	2528	165)
						(1.18%	0.87%		2.53 g/t	0.17 g/t)
			(and	503.45-506.25	2.8	11464	7721	0.084	2050	277)
						(1.15%	0.77%		2.05 g/t	0.28 g/t)
FL00-81	53+60W 5+75N	-75	176	381.50-391.05	9.55	13855	4952	N/A	1339	247
						(1.39%	0.50%		1.34 g/t	0.25 g/t)
			(including	381.50-384.70	3.2	25497	6350	N/A	1707	418)
						(2.55%	0.64%		1.71 g/t	0.42 g/t)
			(and	388.20-391.05	2.85	6960	6815	N/A	1729	209)
						(0.70%	0.68%		1.73 g/t	0.21 g/t)

Hole Number	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL00-82	62+00W 7+74N	-73	176	588.05-592.78	4.73	15838	4041	0.042	796	164
						(1.58%	0.40%		0.80 g/t	0.16 g/t)
			(including	499.87-502.95	3.08	11756	8708	0.092	2528	165)
						(1.18%	0.87%		2.53 g/t	0.17 g/t)
				597.63-602.17	4.54	13250	7720	0.087	2083	340
						(1.33%	0.77%		2.08 g/t	0.34 g/t)
						SYENITE DYKE				
				613.91-618.91	5	9700	9100	0.099	2113	265
						(0.97%	0.91%		2.11 g/t	0.27 g/t)
			(including	613.91-615.91	2	13550	9300	0.104	1718	203)
						(1.36%	0.93%		1.72 g/t	0.20 g/t)
FL00-83	53+60W 5+75N	-61	176	352.90-363.00	10.1	12117	4693	0.052	1467	193
						(1.21%	0.47%		1.47 g/t	0.19 g/t)
			(including	352.90-357.05	4.15	6784	8576	0.094	2317	269)
						(0.68%	0.86%		2.32 g/t	0.27 g/t)
				368.60-368.87	0.27	6200	9400	0.105	2137	164
						(0.62%	0.94%		2.14 g/t	0.16 g/t)
				445.35-445.72	0.37	4300	5900	0.138	465	49
						(0.43%	0.59%		0.47 g/t	0.05 g/t)
FL00-84	62+00W 7+74N	-80	176	671.23-717.18	45.95	13410	7612	0.089	1986	316
						(1.34%	0.76%		1.99 g/t	0.32 g/t)
			(including	671.23-684.29	13.06	13615	8576	0.093	2063	425)
						(1.36%	0.86%		2.06 g.t	0.43 g/t)
			(and	686.83-697.82	10.99	18179	5020	0.067	1567	318)
						(1.82%	0.50%		1.57 g/t	0.32 g/t)
			(and	704.00-717.18	13.18	11127	8815	0.1	2250	258)
						(1.11%	0.88%		2.25 g/t	0.26 g/t)
				751.91-755.79	3.88	9755	6999	0.066	1719	431
						(0.98%	0.70%		1.72 g/t	0.43 g/t)
			(including	751.91-754.38	2.47	13047	9769	0.09	2412	572)
						(1.30%	0.98%		2.41 g/t	0.57 g/t)

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-85	53+60W 5+75N	-50	176	356.83-365.60	8.77	6170	2088	0.025	646	123
						(0.62%	0.21%		0.65 g/t	0.12 g/t)
			(including	358.49-360.95	2.46	4539	3075	0.035	801	169)
						(0.45%	0.31%		0.80 g/t	0.17 g/t)
			(and	359.61-360.95	1.34	6613	753	0.013	299	130)
						(0.66%	0.08%		0.30 g/t	0.13 g/t)
			(including	364.15-365.60	1.45	23586	5917	0.065	1674	277)
						(2.36%	0.59%		1.67 g/t	0.28 g/t)
FL01-86	66+00W 7+00N	-60	176	479.66-487.20	7.54	2108	1858	0.025	430	106
						(0.21%	0.19%		0.43 g/t	0.11 g/t)
			(including	484.15-487.20	3.05	2691	3352	0.042	446	64)
						(0.27%	0.34%		0.45 g/t	0.06 g/t)
				493.00-499.15	6.15	4966	2860	0.036	758	125
						(0.50%	0.29%		0.76 g/t	0.13 g/t)
			(including	493.00-495.60	2.6	4080	5081	0.065	1191	148)
						(0.41%	0.51%		1.19 g/t	0.15 g/t)
				534.00-536.10	2.1	1556	2979	0.035	521	32
						(0.16%	0.30%		0.52 g/t	0.03 g/t)
				542.75-544.05	1.3	3316	2362	0.035	577	57
						(0.33%	0.24%		0.58 g/t	0.06 g/t)
FL01-88	63+00W 8+09N	-70	176	611.06-615.21	4.15	5495	1862	0.027	422	74
						(0.55%	0.19%		0.42 g/t	0.07 g/t)
			(including	612.20-614.21	2.01	7744	3627	0.05	773	131)
						(0.77%	0.36%		0.77 g/t	0.13 g/t)

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-89	66+00W 7+00N	-85	176	769.35-776.80	7.45	11499	7124	0.075	1965	616
						(1.15%	0.71%		1.97 g/t	0.62 g/t)
			(including	769.35-773.20	3.85	14809	6566	0.074	1832	866)
						(1.48%	0.66%		1.83 g/t	0.87 g/t)
				796.90-815.75	18.85	8286	4989	0.06	1384	242
						(0.83%	0.50%		1.38 g/t	0.24 g/t)
			(including	801.10-808.50	7.4	11033	7051	0.095	1958	161)
						(1.10%	0.71%		1.96 g/t	0.16 g/t)
			(including	813.00-815.75	2.75	14964	8736	0.097	2424	673)
						(1.50%	0.87%		2.42 g/t	0.67 g/t)
FL01-91	63+00W 8+10N	-80	176	794.12-815.00	20.88	13655	8916	0.105	2384	519
						(1.37%	0.89%		2.38 g/t	0.52 g/t
			(including	802.00-808.00	6	15800	9083	0.094	2460	252)
						(1.58%	0.91%		2.46 g/t	0.25 g/t)
			(including	812.00-815.00	3	4428	10500	0.119	2100	230)
						(0.44%	1.05%		2.10 g/t	0.23 g/t)
FL01-92	66+00W 7+00N	-78	176	649.80-662.70	12.9	2685	1759	0.029	424	137
						(0.27%	0.18%		0.42 g/t	0.14 g/t)
			(including	659.25-662.70	3.45	4338	3971	0.045	892	231)
						(0.43%	0.40%		0.89 g/t	0.23 g/t)
FL01-95	68+00W 8+05N	-70	176	804.07-808.95	4.88	15068	8180	0.098	2143	221
						(1.51%	0.82%		2.14 g/t	0.22 g/t)
				820.60-823.00	2.4	6938	6177	0.078	1105	78
						(0.69%	0.62%		1.11 g/t	0.08 g/t)
				852.90-861.50	8.6	7361	5379	0.064	1336	93
						(0.74%	0.54%		1.34 g/t	0.09 g/t)
			(including	858.65-861.50	2.85	13918	9151	0.108	2044	100)
						(1.39%	0.92%		2.04 g/t	0.10 g/t)

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-96	61+00W 7+75N	-73	176	572.85-574.27	1.42	20159	4880	0.055	1355	206
						(2.02%	0.49%		1.36 g/t	0.21 g/t)
				581.19-595.37	14.18	8369	4192	0.049	1215	340
						(0.84%	0.42%		1.22 g/t	0.34 g/t)
			(including	587.70-595.37	7.67	9243	6000	0.068	1771	413)
						(0.92%	0.60%		1.77 g/t	0.41 g/t)
			(and	587.70-591.70	4	7252	8389	0.094	2323	375)
						(0.73%	0.84%		2.32 g/t	0.38 g/t)
			(and	592.12-595.37	3.25	12547	3680	0.044	1269	495)
						(1.25%	0.37%		1.27 g/t	0.50 g/t)
FL01-99	62+00W 8+54N	-80	176	773.72-805.68	31.96	13831	6797	0.072	1619	300
						(1.38%	0.68%		1.62 g/t	0.30 g/t)
			(including	773.72-783.15	9.43	13687	8292	0.08	2159	248)
						(1.37%	0.83%		2.16 g/t	0.25 g/t)
			(and	786.06-803.00	16.94	16535	7807	0.086	1739	386)
						(1.65%	0.78%		1.74 g/t	0.39 g/t)
FL01-101	68+00W 8+12N	-78	176	961.20-962.63	1.43	6410	1544	0.021	25760	6622
						(0.64%	0.15%		25.76 g/t	6.62 g/t)
			(including	962.28-962.63	0.35				103.0 g/t	26.71g/t)
				969.81-974.20	4.39	6083	5690	0.056	1213	248
						(0.61%	0.57%	0.086	1.21 g/t	0.25 g/t)

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-104	63+00W 8+90N	-80	176	843.60-858.00	14.4	10162	7722	0.078	1912	287
						(1.02%	0.77%		1.91 g/t	0.29 g/t)
			(including	843.60-852.44	8.84	12405	9362	0.093	2269	299)
						(1.24%	0.94%		2.27 g/t	0.30 g/t)
			(and	845.85-850.85	5	14340	10220	0.1	2557	306)
						(1.43%	1.02%		2.56 g/t	0.31 g/t)
				860.90-868.89	7.99	13631	5602	0.082	1785	338
						(1.36%	0.56%		1.79 g/t	0.34 g/t)
				872.36-882.52	10.16	16547	2365	0.028	960	184
						(1.65%	0.24%		0.96 g/t	0.18 g/t)
				893.48-897.56	4.08	13638	4454	0.122	1459	332
						(1.36%	0.45%		1.46 g/t	0.33 g/t)
				953.52-954.02	0.5	1187	2743	0.027	9855	1440
						(0.12%	0.27%		9.86 g/t	1.44 g/t)

M ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-87	24+00E 0+10S	-70	176	300.64-304.80	4.16	1837	1113	0.02	849	1098
						(0.18%	0.11%		0.85 g/t	1.10 g/t)
				312.17-314.48	2.31	7395	486	0.01	233	49
						(0.74%	0.05%		0.23 g/t	0.05 g/t)
FL01-90	25+00E 0+65S	-75	176	285.50-287.90	2.4	6335	2087	0.037	389	85
						(0.63%	0.21%		0.39 g/t	0.09 g/t)
				289.80-292.20	2.4	1558	5451	0.079	1370	88
						(0.16%	0.55%		1.37 g/t	0.09 g/t)
FL01-93	25+00E 0+65S	-90		170.80-171.20	0.4	4200	96	0.007	17	7
						(0.42%	0.01%		0.02 g/t	0.007 g/t
				272.70-274.40	1.7	644	1602	0.024	705	291
						(0.06%	0.16%		0.71 g/t	0.29 g/t)
				278.65-283.50	4.85	1397	2348	0.029	637	121
						(0.14%	0.23%		0.63 g/t	0.12 g/t)
			(including	281.55-283.50	1.95	1650	4243	0.049	1093	113)
						(0.17%	0.42%		1.09 g/t	0.11 g/t)
FL01-94	32+00E 0+50S	-70	176	278.70-282.20	3.5	7043	5446	0.066	1567	128
						(0.70%	0.54%		1.57 g/t	0.13 g/t
			(including	278.70-281.80	3.1	6377	6000	0.073	1707	137)
						(0.64%	0.60%		1.71 g/t	0.14 g/t)
FL01-97	32+00E 0+50S	-85	176	249.30-250.15	0.85	2992	6200	0.077	1900	116
						(0.30%	0.62%		1.90 g/t	0.12 g/t)

EAST ZONE II

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-98	16+00E 5+50N	-50	176	NO SAMPLES						
FL01-100	16+00E 5+50N	-55	176	142.26-145.27	3.01	6589 (0.66%	5012 0.50%	0.061	1048 1.05 g/t	144 0.14 g/t)
FL01-102	14+00E 4+05N	-45	176	83.97-89.05	5.08	5008 (0.50%	1713 0.17%	0.02	364 0.36 g/t	218 0.22 g/t)
FL01-103	14+00E 4+05N	-85	176	83.60-85.15	1.55	1600 (0.16%	2208 0.22%	0.037	428 0.43 g/t	26 0.03 g/t)
				91.18-92.75	1.57	2232 (0.22%	1555 0.16%	0.016	221 0.22 g/t	50 0.05 g/t)
				95.00-96.98	1.98	2052 (0.21%	2218 0.22%	0.008	370 0.37 g/t	65 0.07 g/t)

STARFIELD RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MAY 31, 2002

(Unaudited – See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTICE TO READER

We have complied the interim balance sheet of Starfield Resources Inc. as at May 31, 2002 and the interim statements of loss and deficit and cash flow for the first quarter then ended from the information provided by Company's management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Loewen, Stronach & Co."

Vancouver, BC
June 17, 2002

Chartered Accountants

STARFIELD RESOURCES INC.

INTERIM BALANCE SHEET

MAY 31, 2002

(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	May 31 2002 $	February 28 2002 $
ASSETS		
CURRENT ASSETS		
Cash	137,555	972,746
Accounts receivable	125,607	22,427
Refundable deposits	35,000	35,000
Prepaid expenses	153,525	57,245
	451,687	1,087,418
MINERAL PROPERTIES (Note 4)	16,258,454	14,820,574
CAPITAL ASSETS (Note 5)	26,708	50,131
	16,736,849	15,958,123
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	497,329	281,848
Large corporate capital tax payable	16,176	12,679
Current portion of obligation under capital leases (Note 6)	8,612	15,683
	522,117	310,210
OBLIGATION UNDER CAPITAL LEASES (Note 6)	1,873	12,998
FUTURE INCOME TAXES (Note 7)	621,181	621,181
	1,145,171	944,389
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 8)	19,516,696	18,588,306
CONTRIBUTED SURPLUS (Note 8)	425,750	-
DEFICIT	(4,350,768)	(3,574,572)
	15,591,678	15,013,734
	16,736,849	15,958,123

APPROVED BY THE DIRECTORS:

"Glen Indra" .
Glen Indra, Director

"Glen MacDonald" .
Glen MacDonald, Director

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.

INTERIM STATEMENT OF LOSS AND DEFICIT

FOR THE FIRST QUARTER ENDED MAY 31, 2002

(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	First Quarter ended May 31 2002 $	May 31 2001 $
EXPENSES		
Stock-based compensation (Notes 3 and 8)	425,750	-
Consulting fees	88,532	63,119
Rent and office services	50,966	33,731
Travel and conferences	49,756	44,471
Advertising and promotion	48,633	58,691
Computer	27,251	22,844
Accounting and legal	18,569	33,522
Office	15,822	15,994
Management fees	12,000	12,000
Transfer and regulatory fees	9,420	13,287
Investor relations	9,000	9,000
Loss on disposal of capital assets	5,096	-
Telephone	5,016	4,107
Office equipment rent	2,385	-
Amortization	1,981	3,939
Interest and bank charges	1,448	4,727
Interest on capital leases	1,300	2,408
Interest income	(226)	(1,405)
NET LOSS BEFORE INCOME TAXES	(772,699)	(320,435)
Large corporate capital tax	3,497	-
NET LOSS	(776,196)	(320,435)
DEFICIT – BEGINNING	(3,574,572)	(2,184,348)
DEFICIT – ENDING	(4,350,768)	(2,504,783)
LOSS PER SHARE	0.02	0.01

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.

INTERIM STATEMENT OF CASH FLOW

FOR THE FIRST QUARTER ENDED MAY 31, 2002

(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	First quarter ended May 31 2002 $	May 31 2001 $
OPERATING ACTIVITIES		
Loss	(776,196)	(320,435)
Add non cash items:		
Stock-based compensation	425,750	-
Amortization	1,981	3,939
	(348,465)	(316,496)
Cash provided by changes in non-cash working capital items:		
Accounts receivable	(103,180)	(93,284)
Refundable deposits	-	(35,000)
Prepaid expenses	(96,280)	(2,000)
Accounts payable and accrued liabilities	236,031	224,136
Large corporate capital tax payable	3,497	-
	(308,397)	(222,644)
INVESTING ACTIVITIES		
Mineral properties	(1,437,880)	(1,349,805)
FINANCING ACTIVITIES		
Repayment of capital lease liability	(17,304)	(3,921)
Issuance of shares and units net of issue costs, and obligation to issue shares	928,390	1,203,876
	911,086	1,199,955
INCREASE IN CASH	(835,191)	(372,494)
CASH – beginning	972,746	440,489
CASH – ending	137,555	67,995

Notes to statement of cash flow:

	May 31 2002 $	May 31 2001 $
1. Interest and income taxes paid		
Interest paid	2,748	7,135
Income taxes paid	-	-
2. Non-cash operating, financing and investing activities:		
Issuance of capital stock for finder fees	20,550	-
Capital asset disposed of for amount equal to capital lease liability	16,346	-

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MAY 31, 2002
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1 STATEMENT OF MANAGEMENT ON UNAUDITED INTERIM FINANCIAL STATEMENTS

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

Note 2 OPERATIONS

a) Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaging in the exploration and development of mineral properties.

b) Going Concern

These financial statements have been prepared assuming that the company will continue as a going concern. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

c) Nature of Operations

The Company is in the process of exploring certain mineral properties. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and through private placements and underwritings.

Note 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Commitments and Contingencies

The Company's activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its explorations comply in all material respects with all applicable laws and regulations.

... /2

Note 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Income Taxes

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (the "CICA") regarding accounting for income taxes, which requires the use of asset and liability method.

Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

c) Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

d) Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided as follows:

Office equipment under capital lease	20% diminishing balance
Computers under capital lease	30% diminishing balance
Computers	30% diminishing balance
Office equipment	20% diminishing balance

In the year of acquisition only one-half the normal rate is applied.

... /3

Note 3 SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

e) Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the period. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

f) Stock-based Compensation Plans

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (the "CICA") regarding accounting for stock-based compensation, which requires the use of fair value based method.

Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is "in the money" at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time. The Company has a stock-based compensation plan, which is described in Note 8 c).

... /4

(Presented in Canadian Dollars)

Note 4 MINERAL PROPERTIES

	May 31 2002 $	February 28 2002 $
Ferguson Lake claims		
• Property acquisition deposit	75,000	75,000
• Treasury shares issued	1,700,000	1,700,000
• Annual advance royalty	100,000	100,000
• Exploration work [1]	14,383,454	12,945,574
	16,258,454	14,820,574

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

[1] Deferred Exploration Work breakdown:

	Year-to-date May 31 2002 $	Year ending February 28 2002 $
Balance – beginning	12,945,574	7,286,616
• Camp support costs including fuel requirements	317,186	784,311
• Mobilization and demoblization	25,067	247,576
• Diamond drilling	227,684	1,689,277
• Personnel	210,565	1,097,361
• Air support including helicopter moves	606,132	1,499,530
• Analytical and geophysical services	51,246	340,903
	1,437,880	5,658,958
Balance – ending	14,383,454	12,945,574

(Presented in Canadian Dollars)

Note 5 CAPITAL ASSETS

	May 31 2002			February 28 2002
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Computers under capital lease	29,143	13,102	16,041	17,342
Computers	7,578	3,407	4,171	4,509
Office equipment	5,889	1,348	4,541	4,780
Office equipment under capital lease	3,572	1,617	1,955	23,500
	46,182	19,474	26,708	50,131

Note 6 OBLIGATION UNDER CAPITAL LEASES

The Company has three lease agreements for computers and office equipment accounted for as capital leases. Current payments are $1,097 monthly expiring April 2003 through June 2003.

The following is a schedule of future lease payments

	May 31 2002 $	February 28 2002 $
Total minimum lease payments	15,198	39,853
Less amount representing interest	(4,713)	(11,172)
Balance of obligations	10,485	28,681
Less current portion	(8,612)	(15,683)
Non-current portion	1,873	12,998
Twelve months ended May 31:		
– 2003	8,612	15,683
– 2004	1,873	12,998
	10,485	28,681

During the period, office equipment under capital lease was disposed of for $16,346, an amount equal to the related obligation under capital lease.

.../6

(Presented in Canadian Dollars)

Note 7 FUTURE INCOME TAXES

	May 31 2002 $	February 28 2002 $
Total non-current future income tax liabilities:		
• Flow-through expenditures tax benefits renounced to-date	6,042,858	5,922,975
Total non-current future income tax assets:		
• Unused tax losses	4,634,398	4,293,435
• Valuation allowance	(221,080)	-
	4,413,318	4,293,435
	1,629,540	1,629,540
Effective rate	38.12%	38.12%
Non-current future income tax liabilities	621,181	621,181

Note 8 SHARE CAPITAL

	May 31 2002 $	February 28 2002 $
Authorized:		
Unlimited number of common voting shares without nominal or par value		
Unlimited number of First Preferred Shares		
Unlimited number of Second Preferred Shares		
Issued and fully paid:		
49,601,505 Common (February 28, 2002 – 48,222,105 Common)	20,074,430	19,209,487
Obligation to issue shares[1] :	63,447	-
Less: Flow-through share tax benefits renounced to subscribers:	(621,181)	(621,181)
	19,516,696	18,588,306

[1] During the period, the Company received $63,447 from subscribers for the exercise of purchase warrants for 110,812 common shares; the common shares were issued in June 2002.

(Presented in Canadian Dollars)

Note 8 SHARE CAPITAL (continued)

During the period issued share capital increased as follows:

		First quarter ended May 31 2002	
		#	$
For cash:			
– exercise of options		277,500	137,550
– exercise of warrants		1,060,800	706,843
Non-cash transactions:			
– Issuance of capital stock for finder fees		41,100	20,550
	(1)	1,379,400	864,943

(1) *215,888 of the shares are flow-through shares whereby the company renounced $119,883 in exploration expenses, transferring the income tax deduction to the shareholders.*

a) Options and stock based compensation plans

The Company has a fixed stock option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company's issued share capital.

Stock options outstanding as at May 31, 2002:

155,000 common shares @ $0.15 each to July 9, 2003
88,000 common shares @ $0.50 each to May 4, 2004
100,000 common shares @ $0.40 each to November 19, 2004
200,000 common shares @ $0.40 each to January 21, 2005
65,000 common shares @ $0.50 each to April 10, 2005
596,000 common shares @ $0.44 each to October 23, 2005
872,000 common shares @ $0.50 each to May 4, 2006
1,250,000 common shares @ $0.50 each to October 24, 2006
1,250,000 common shares @ $0.90 each to March 8, 2007
4,576,000

.../8

(Presented in Canadian Dollars)

Note 8 SHARE CAPITAL (continued)

b) Warrants

Share purchase warrants outstanding as at May 31, 2002:

330,833	common shares @ $0.75 each to June 8, 2002 [1]
1,905,000	common shares @ $0.60 each to November 2, 2002
3,000,000	common shares @ $0.75 each to December 28, 2002
2,246,862	common shares @ $0.60 each to April 11, 2003
3,401,000	common shares @ $0.55 each to August 28, 2003 [2]
119,250	common shares @ $0.55 each to June 28, 2003 [3]
11,002,945	

[1] See Subsequent Events Note 12 a
[2] See Subsequent Events Note 12 b
[3] See Subsequent Events Note 12 c

c) Stock based compensation plans

The weighted average fair market value of options granted after January 1, 2002 is $0.90 per option. The fair value of each option granted was estimated on the date of grant using Modified Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	2.50%
Estimated hold period prior to exercise (years)	5
Volatility in the price of the Company's common shares	38.78%

Note 9 RELATED PARTY TRANSACTIONS

During the period, the Company had the following transactions with officers and directors of the Company and companies with which officers or directors are related:

	$
Exploration costs:	
Consulting fees	9,000
Due from related party	18,393
Expenses:	
Management fees	12,000

(Presented in Canadian Dollars)

Note 10 ACCUMULATED LOSSES

The Company has accumulated losses for Canadian income tax purposes of $4,634,398 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation these losses will expire as follows:

	$
2003	116,264 [1]
2004	40,171
2005	46,056
2006	348,453
2007	569,846
2008	1,177,797
2009	1,994,848
2010	340,963
	4,634,398

(1) This balance expires on February 28, 2003.

Note 11 LEASE OBLIGATIONS

a) The Company leases its head office premises under an agreement expiring October 31, 2005. Minimum annual rents are $34,304 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over the next four years is as follows:

	$
12 months ended May 31	
- 2003	34,304
- 2004	34,304
- 2005	34,304
- 2006	14,293

b) The Company leases its Ferguson Lake Camp Lodge under an agreement expiring March 30, 2004. Minimum annual rents are $42,672 plus related taxes. The minimum obligation under this lease over the next three years is as follows:

	$
12 months ended May 31	
- 2003	42,672
- 2004	35,560

... /10

(Presented in Canadian Dollars)

Note 11 LEASE OBLIGATIONS (continued)

c) During the period, the Company entered a 48-month lease agreement for its office copier expiring February 2006. Minimum annual lease payments are $11,052 plus related taxes. The minimum obligation under this lease over the next four years is as follows:

	$
12 months ended May 31	
- 2003	11,052
- 2004	11,052
- 2005	11,052
- 2006	8,289

Note 12 SUBSEQUENT EVENTS

a) 330,833 June 8, 2002 purchase warrants expired.

b) The Company extended the term of one million August 28, 2003 share purchase warrants until August 28, 2004 subject to regulatory approval.

c) In June 2002, the Company received $9,900 and issued 18,000 flow-through shares pursuant to the exercise of flow-through purchase warrants.

Note 13 UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

a) Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned. If operations commence, the deferred expenditures are amortized over the expected benefit period. There can be no assurance of the commencement of operations. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

b) Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 "Accounting for stock-based Compensation" is effective for fiscal years beginning after December 15, 1995 and encourages, but does not require, companies to record the compensation cost for stock-based employee compensation plans at fair value at the grant date. Accordingly, the compensation cost for stock options is measured at the excess, if any, of the quoted market price of the Company's stock at the date of grant of the stock option over the amount an employee must pay to acquire the stock. The exercise price of the employee stock options at the grant dates were equal to or greater than the quoted market price requiring no compensation costs to be recorded.

In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB No. 25).* This Interpretation does not have a material effect on the financial statements.

c) Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the periods presented.

... /12

(Presented in Canadian Dollars)

NOTE 13 UNITED STATES ACCOUNTING PRINCIPLES (continued)

d) The following summarizes the balance sheet items with material variations under US GAAP:

	May 31 2002 $	February 28 2002 $
Mineral property	-	-
Share capital	22,609,620	21,681,230
Contributed capital	*164,500*	*164,500*
Deficit	(23,440,896)	(21,652,570)

e) The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

	First quarter ended	
	May 31 2002 $	May 31 2001 $
Loss under CDN GAAP	776,196	320,435
US GAAP material adjustments:		
• Write-off of mineral property expenditures	1,437,880	1,349,805
• *Stock-based compensation under CDN GAAP*	(425,750)	-
Loss under US GAAP	1,788,326	1,670,240
Loss per share under US GAAP	0.04	0.06
Weighted average number of shares	48,543,611	29,858,374

f) The following table summarizes the effect on shareholders' equity (deficiency) after considering the US GAAP adjustments:

	Share Capital $	Contributed Capital $	Accumulated Deficit $	Total Shareholders' equity (Deficiency) $
Balance – February 28, 2002	21,681,230	164,500	(21,652,570)	193,160
Share capital issued under CDN GAAP	928,390	-	-	928,390
Loss under CDN GAAP	-	-	(776,196)	(776,196)
US GAAP material adjustments:				
• Stock-based compensation under CDN GAAP	-	-	425,750	425,750
• Mineral property write-off	-	-	(1,437,880)	(1,437,880)
Balance – May 31, 2002	22,609,620	164,500	(23,440,896)	(666,776)

SCHEDULE "A"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F – Quarter Ended May 31, 2002

THE FIRST FISCAL QUARTER REPORT FORM 51 – 901F

Issuer Details:

For the financial quarter ended:	May 31, 2002
Date of report:	June 17, 2002
Name of issuer:	STARFIELD RESOURCES INC.
Issuer's address:	420 625 Howe Street, Vancouver BC
Issuer's fax no.:	(604) 608-0344
Issuer's telephone no.:	(604) 608-0400
Contact person:	Glen Indra
Contact position:	President
Contact telephone no.:	(604) 608-0400

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director's name:	Glen Indra	Date signed: July 30, 2002
Director's name:	Glen MacDonald	Date signed: July 30, 2002

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended May 31, 2002

SCHEDULE B:1 ANALYSIS OF EXPENSES AND DEFERRED COSTS

See interim statement of loss and deficit and notes to interim financial statements.

Deferred Exploration Work year to date breakdown:

- Camp support costs including fuel requirements	$ 317,186
- Mobilization and demobilization	25,067
- Diamond drilling	227,684
- Personnel	210,565
- Aircraft support including helicopter moves	606,132
- Analytical and Geophysical Services	51,246
	$ 1,437,880

SCHEDULE B:2 RELATED PARTY EXPENDITURES (NOT AT ARMS-LENGTH)

See notes to interim financial statements

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER

Date of issue	April 19, 2002	April 22, 2002	April 24, 2002	April 24, 2002
Type of security	Common shares	Common shares	Common shares	Common shares
Type of issue	Purchase warrants	Purchase warrants	Private placement units – Dec 28, 2001	Private placement units – Dec 28, 2001
Number/amount	200,000	50,000	25,100	16,000
Price	$0.60	$0.60	$0.50	$0.50
Total proceeds	$120,000	$30,000	$12,550	$8,000
Type of consideration	Cash	Cash	Finder fees in lieu of cash	Finder fees in lieu of cash
Commission	Nil	Nil	Nil	Nil

Date of issue	April 25, 2002	April 25, 2002	May 1, 2002	May 3, 2002
Type of security	Common shares	Common shares	Common shares	Common shares
Type of issue	Purchase warrants	Purchase warrants	Options	Options
Number/amount	80,000	30,000	12,000	12,500
Price	$0.60	$0.60	$0.50	$0.50
Total proceeds	$48,000	$18,000	$6,000	$6,250
Type of consideration	Cash	Cash	Cash	Cash
Commission	Nil	Nil	Nil	Nil

Date of issue	May 6, 2002	May 9, 2002	May 9, 2002	May 14, 2002
Type of security	Common shares	Common shares	Common shares	Common shares
Type of issue	Purchase warrants	Purchase warrants	Purchase warrants	Purchase warrants
Number/amount	381,012	16,000	25,100	38,688
Price	$0.75	$0.75	$0.55	$0.55
Total proceeds	$285,759.75	$12,000	$13,805	$21,278.40
Type of consideration	Cash	Cash	Cash	Cash
Commission	Nil	Nil	Nil	Nil

SCHEDULE "B"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended May 31, 2002

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER (continued)

Date of issue	May 14, 2002	May 23, 2002	May 23, 2002	May 27, 2002
Type of security	Common shares	Common shares	Common shares	Common shares
Type of issue	Purchase warrants	Purchase warrants	Options	Purchase warrants
Number/amount	20,000	95,000	10,000	50,000 [1]
Price	$0.60	$0.55	$0.44	$0.60
Total proceeds	$12,000	$52,250	$4,400	$30,000
Type of consideration	Cash	Cash	Cash	Cash
Commission	Nil	Nil	Nil	Nil

Date of issue	May 27, 2002	May 27, 2002	May 28, 2002	May 31, 2002
Type of security	Common shares	Common shares	Common shares	Common shares
Type of issue	Options	Options	Options	Purchase warrants
Number/amount	228,000	10,000	5,000	60,812 [1]
Price	$0.50	$0.44	$0.50	$0.55
Total proceeds	$114,000	$4,400	$2,500	$33,446.60
Type of consideration	Cash	Cash	Cash	Cash
Commission	Nil	Nil	Nil	Nil

Date of issue	May 31, 2002			
Type of security	Common shares			
Type of issue	Purchase warrants			
Number/amount	125,000			
Price	$0.75			
Total proceeds	$93,750			
Type of consideration	Cash			
Commission	Nil			

(1) The shares were released to subscribers in June 2002.

SCHEDULE B:3(b) SUMMARY OF OPTIONS GRANTED IN THE QUARTER

Date of granted	Number	Name of optionee	Exercise price	Expiry date
March 8, 2002	300,000	Glen Indra	$0.90	March 8, 2007
March 8, 2002	275,000	Louise Davey	$0.90	March 8, 2007
March 8, 2002	30,000	Brian Game	$0.90	March 8, 2007
March 8, 2002	30,000	John Nicholson	$0.90	March 8, 2007
March 8, 2002	15,000	Barbara Kelly	$0.90	March 8, 2007
March 8, 2002	150,000	Glen MacDonald	$0.90	March 8, 2007
March 8, 2002	450,000	Per Hedblum	$0.90	March 8, 2007

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended May 31, 2002

SCHEDULE B:4(a) and (b) AUTHORIZED AND ISSUED SHARE CAPITAL

Class	Par Value	Authorized	Issued	
			Number	***Amount*** *(net of share issue costs)*
Common	NPV	Unlimited	49,601,505	$19,453,249
Obligation to issue shares [1]	-	-	-	$63,447
First Preferred Shares	NPV	Unlimited	-	-
Second Preferred Shares	NPV	Unlimited	-	-

[1] The Company received $63,447 from subscribers for the exercise of purchase warrants for 110,812 common shares in May 2002; the common shares were issued in June 2002.

SCHEDULE B:4(c) OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING

Security	Number Or Amount	Exercise or Convertible	Expiry Date
Options	155,000 shares	$0.15/share	July 9, 2003
Options	88,000 shares	$0.50/share	May 4, 2004
Options	100,000 shares	$0.40/share	November 19, 2004
Options	200,000 shares	$0.40/share	January 21, 2005
Options	65,000 shares	$0.50/share	April 10, 2005
Options	596,000 shares	$0.44/share	October 23, 2005
Options	872,000 shares	$0.50/share	May 4, 2006
Options	1,250,000 shares	$0.50/share	October 24, 2006
Options	1,250,000 shares	$0.90/share	March 8, 2007
Warrants	330,833 shares	$0.75/share	June 8, 2002
Warrants	1,905,000 shares	$0.60/share	November 2, 2002
Warrants	3,000,000 shares	$0.75/share	December 28, 2002
Warrants	2,246,862 shares	$0.60/share	April 11, 2003
Warrants	3,401,000 shares	$0.55/share	August 28, 2003
Warrants	119,250 shares	$0.55/share	June 28, 2003
Total options/warrants	**15,578,945 shares**		

SCHEDULE B:4(d) SHARES IN ESCROW

Escrowed common shares Nil

SCHEDULE B:5 DIRECTORS AND OFFICERS

Glen Indra
Glen MacDonald
Kelly Kerr
Henry Giegerich

SCHEDULE 'C'

MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
Form 51-90IF
QUARTER ENDED MAY 31, 2002

Ferguson Lake

During the first quarter ending **May 31, 2002,** the Company commenced its 2002 exploration program at Ferguson Lake. The 2002 exploration program is designed to (1) infill drill and define the limits of the near-surface resource located on the Eastern portion of the West Zone; (2) infill drill and extend to depth the area between lines 5800W and 6600W on the West Zone where drilling in 2001 indicated better grades at depth; (3) pursue drilling in the area of hole 101 on line 6800W where 105.64 grams/tonne of Palladium and 35.03 grams/tonne of Platinum were encountered over 35 centimeters during the 2001 campaign; and (4) continue with wildcat stepout drilling to test the UTEM conductor on the West Zone.

The initial part of the Quarter was spent mobilizing and flying in bulk fuel supplies for the year by taking advantage of ice strips that could handle larger aircraft. This has been accomplished and most of the 2002 exploration program fuel supplies are now on site.

Initial drilling centered on five wedge offset holes from hole FL01-101 (68+00W, 8+21N) to further explore a zone containing exceptionally high platinum group elements (PGE) ranging from 90.00 to 105.64 grams/tonne (g/t) Pd, 26.71 to 35.03 g/t Pt and 2.74 to 3.51 g/t Rh over a sample interval of 0.35 meters. The concentrations of Pd, Pt and Rh are based on a variety of conventional assay methods obtained from three accredited, independent laboratories as detailed in the May 8, 2002 press release.

This higher grade PGE interval in FL01-101, intersected several meters uphole from a 4.4 meter thick massive sulphide lens, is associated with a distinctive, intensely altered, foliated, fine-grained brown biotite (phlogopite)-rich zone containing no visible sulphide minerals. Preliminary petrographic study has identified very fine-grained kotulskite (palladium-tellurium-bismuth mineral) and minor sperrylite (platinum-arsenide mineral) as platinum group (PGM) hosts for Pd and Pt in this geochemically enriched telluride zone which contains up to 60 ppm tellurium. PGM's hosting the significant rhodium concentrations have not yet been identified.

Details of the five wedge holes attempted are as follows:

	Wedge Set	**End of Hole**
FL02-101W1	**754.00 meters in hole FL01-101**	**1038.50 meters**
FL02-101W2	**744.00 meters in hole FL01-101**	**1070.00 meters**
FL02-101W3	**841.50 meters in hole FL02-101W2**	**863.00 meters (hole lost)**
FL02-101W4	**724.00 meters in hole FL01-101**	**1010.00 meters**
FL02-101W5	**854.30 meters in hole FL02-101W4**	**1013.00 meters**

Total wedge drilling amounts to 1072.3 meters. As noted, the five wedges were set between hole depths of 724.00 and 854.30 meters or between 108 and 237 meters uphole from the high grade PGE zone. The wedges were oriented to further test this zone both laterally and vertically from the original hole. The four wedge holes completed tested a 20 meter by 10 meter area roughly centered on original hole FL01-101. The intersections of interest are given in the following table:

Wedge No.	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)	Rh (g/t)
FL02-101W1	972.82-974.76	1.94	0.65	0.71	0.07	1.58	0.37	0.008
FL02-101W2	973.69-976.18	2.49	0.57	1.08	0.12	2.39	0.15	0.01
FL01-101W4	965.90-969.04	3.14	0.83	0.23	0.02	0.73	0.15	0.04
FL02-101W5	971.54-975.72	4.18	0.53	1.04	0.104	2.56	0.20	

Following the release of the above results, the Company subsampled sections of FL02-101W5 and found that the Pd-Pt-Rh values were contained in biotite-rich fragments ("xenoliths") carried in a younger basic dyke, details of which are provided in the following tables:

Detailed Subsampling of FL02-101 W5 Basic Dyke Weighted Average Grades for 5 Subsamples

	Interval(m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)	Rh (g/t)
Basic Dyke	962.92-964.16	1.24	0.06	0.03	0.003	5.54	0.73	0.10

Including:

	Interval(m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)	Rh (g/t)
Mineralized Xenolith	963.55-963.71	0.16	0.004	0.01	0.003	42.85 (1.38 oz/t)	5.62 (0.18 oz/t)	0.77

LOW SULPHIDE HIGH GRADE Pd-Pt-Rh DISCUSSION

In FL01-101 Pd-Pt-Rh style of mineralization was discovered over a 0.35 meter intercept where grades of palladium ranged from 90 g/t to 105.64 g/t, platinum 26.71 g/t to 35.03 g/t and rhodium 2.74 g/t to 3.51 g/t depending upon the various analytical procedures used during confirmation check assaying(Press Release: May 8, 2002). This almost 100% altered black-bronze biotite intercept was also determined to contain 58.8 ppm tellurium. In hole FL01-101 the 0.35 meter wide high-grade Pd-Pt-Rh intercept was truncated by a basic dyke. In the recent wedge drilling of this hole , this young post mineral dyke rock was intersected in wedge W-2 and W-5 but not in W-1 or W-4.

The basic dyke rock interval of 1.24 meters between 962.92 to 964.16 meters in hole FL02-101W5 was reported to have low-sulphide content and assayed 4.7 g/t Pd, 0.78 g/t Pt and 0.09 g/t Rh (Press Release: June 16, 2002). This W5 dyke interval was sub-sampled and examined in detail as other dyke rocks and the basic dyke originally encountered truncating the high-grade Pd-Pt-Rh mineralization in FL01-101 did not report PGE concentrations.

Subsequent resampling of the basic dyke identified a 0.16 meter interval of Pd-Pt-Rh mineralization characterized by 20% black-bronze biotite alteration of gabbroic rock included into the dyke as a 16 cm xenolith. Subsamples of the dyke adjacent to and surrounding the xenolith of mineralization were found to contain little or no PGE enrichment or sulphides similar to the original truncating dyke intercept found below the high-grade intercecpt in hole FL01-101. **The xenolith hosts the distinctive Pd (42.85 g/t), Pt (5.62 g/t) and Rh (0.77 g/t) and Te (19.88 g/t) mineralization** noted in the 0.35 m intercept of intensely altered (approaching 100%) biotite altered rock first discovered in FL01-101.

These observations and data can be interpreted to suggest that this unmineralized ,post- mineral, basic dyke has been emplaced in a manner which has disrupted and removed Pd-Pd-Rh-Te mineralization and alteration in the area tested by drill hole FL01-101 and the wedge drilling of FL02-101W1 to W5. These results further suggest that the concentrations of Pd-Pt-Rh-Te are related to the degree of intensity of biotite alteration (from 100% to 20%) of the host gabbro body in this style of low-sulphide PGE mineralization. For example, palladium ranges from 105.64 g/t to 42.85 g/t and Rh from 3.5 g/t to 0.77 g/t within the confines of an approximately 80% decrease in alteration intensity (i.e., 0.35 meter intercept versus the 0.16 meter xenolith width).

Interpretation of the position of the zones of low-sulphide Pd-Pt-Rh-Te high grade mineralization suggests a crude east-west trend and a steep dip to the north .This trend roughly parallels the underlying +_ 4 meter thick massive sulphide lens intersected in the original Fl01-101 hole and all of the wedge drilling of this hole. Further drilling will be required to test this occurrence.

Definition drilling of the near surface Eastern portion of the West Zone has met with the following results:

Hole No.	Location	Interval(m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-106	42+68W 0+32N	12.24-33.14	20.9	0.54	0.43	0.050	1.16	0.27

Inclination		(including	22.02-33.14	11.12	0.82	0.73	0.080	1.91	0.45)
-56		(and	22.50-29.58	7.08	0.86	0.84	0.090	2.16	0.58)
Azimuth		(and	25.41-29.58	4.17	0.94	0.93	0.100	2.34	0.81)
176									

Hole No.	Location	Interval(m)		Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-107	42+68W 0+67N		28.38-30.86	2.48	0.68	0.50	0.070	1.29	0.16
Inclination			42.15-43.10	0.95	2.94	0.13	0.020	0.76	0.28
-55			49.98-53.47	3.49	1.15	0.81	0.090	2.21	0.42
Azimuth			69.94-72.62	2.68	1.23	0.70	0.080	2.02	0.22
176			79.07-80.09	1.02	0.43	0.36	0.040	1.03	0.05

Hole No.	Location	Interval(m)		Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL01-108	43+20W 1+10N		100.26-102.68	2.42	0.53	0.65	0.070	1.85	0.41
Inclination			109.52-111.86	2.34	0.10	0.14	0.023	1.13	1.11
-60			117.50-122.89	5.39	0.94	0.66	0.076	2.01	0.23
Azimuth		(including	118.55-122.89	4.34	0.89	0.79	0.089	2.31	0.21)
176		(and	119.58-122.17	2.59	1.05	1.05	0.117	2.88	0.24)
			127.35-129.50	2.15	0.02	0.03	0.006	1.27	0.47
		(including	128.35-129.50	1.15	0.02	0.03	0.006	1.63	1.88)
			149.96-150.50	0.54	0.13	0.35	0.039	1.01	0.35

Hole No.	Location	Interval(m)		Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-109	43+20W 1+70N		89.00-94.85	5.85	0.84	0.36	0.050	0.68	0.24
Inclination		(including	89.00-91.46	2.46	1.21	0.62	0.077	1.11	0.29)
-60			118.73-119.01	0.28	0.07	0.15	0.020	1.72	0.05
Azimuth			123.30-124.34	1.04	0.11	0.19	0.047	13.33	1.12
176			156.22-160.76	4.54	0.12	0.14	0.01	1.06	0.65
		(including	156.22-156.62	0.4	0.14	0.48	0.042	2.61	0.55)
		(and	158.42-159.63	1.21	0.04	0.03	0.006	1.73	1.54)

Hole No.	Location	Interval(m)		Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-110	44+50W 0+95N		93.10-93.95	0.85	0.22	0.79	0.089	1.76	0.08
Inclination		(including	93.10-93.60	0.5	0.34	1.21	0.137	2.60	0.08)
-60			96.92-100.45	3.53	0.95	0.72	0.081	1.64	0.40
Azimuth			134.65-135.18	0.53	1.06	0.05	0.007	0.22	0.69
176			135.18-140.57	5.39	0.61	0.58	0.068	1.61	0.05
		(including	135.18-137.72	2.54	1.03	0.83	0.098	2.39	0.06)
			149.34-154.44	5.1	0.49	0.48	0.09	1.78	0.31
		(including	152.90-154.44	1.54	0.55	1.07	0.15	3.23	0.72)

Hole No.	Location	Interval(m)		Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-111	44+50W 1+60N		107.61-112.68	5.07	0.34	0.14	0.020	0.37	0.08
Inclination		(including	108.11-111.68	3.57	0.42	0.19	0.027	0.47	0.11)
-60		(and	108.11-110.68	2.57	0.51	0.20	0.030	0.51	0.10)
Azimuth		(and	108.11-109.68	1.57	0.67	0.28	0.043	0.77	0.11)

176		171.58-176.15	4.57	0.05	0.08	0.010	1.05	0.71
		(including 171.58-172.68	1.1	0.08	0.06	0.011	2.37	1.65)
		(and 173.78-174.88	1.1	0.03	0.05	0.007	0.81	1.00)

Hole No.	Location	Interval(m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-113	45+20W0+108	DRILLED ABOVE THE ZONE						
Inclination								
-60								

Hole No.	Location	Interval(m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-114	45+80W0+10S	11.00-16.26	5.26	0.33%	0.43%	0.050%	0.91 g/t	0.04 g/t
Inclination		(Including 11.00-12.49	1.49	0.42%	0.45%	0.055%	0.99 g/t	0.07 g/t)
-60		(and 14.74-16.26	1.52	0.62%	0.94%	0.113%	2.05 g/t	0.07 g/t)
		22.12-36.56	14.44	0.99%	0.64%	0.078%	1.45 g/t	0.21 g/t
		(Including 22.12-29.12	7	0.97%	0.84%	0.105%	1.82 g/t	0.29 g/t)
		(and 33.03-36.10	3.07	0.99%	0.75%	0.087%	1.62 g/t	0.20 g/t)

Mineral resources for the eastern shallower part of West Zone are based mainly on 50 previous drill holes. The area being tested is inferred by the Company's consulting engineer Dr. N.C. Carter, Ph.D., P.Eng. to contain 8,076,363 tonnes @ 1.07% Cu, 0.83% Ni, 1.53 g/t Pd, 0.20 g/t Pt at a 1.5% Cu+Ni cutoff grade and includes 2.5 million tonnes @ 1.18% Cu, 1.04% Ni, 1.78 g/t Pd, 0.29 g/t Pt at a 2.0% Cu+Ni cutoff grade. The current 21 drill hole program is designed to provide sufficient drill information to upgrade the resource to a higher category by confirming upper and lower limits of the known massive sulphide lenses. **A low-sulphide drill intersection assaying 13.33 g/t palladium and 1.11 g/t platinum over 1.04 meters was encountered in hole FL02-109 some 30 meters below the massive sulphide unit in drilling of the near-surface West Zone resource at Ferguson Lake.** Definition drilling between sections 40 West and 50 West has intersected one or more nickel-copper-cobalt-palladium-platinum lenses in all holes. Especially exciting for the project is the fact that holes FL02-108 to FL02-111 also intercepted low-sulphide PGE mineralization between or below the principal sulphide and PGE-bearing lenses encountered in these holes. Some 2,000 meters further west, hole FL01-104 drilled late in the 2001 season also intersected low-sulphide altered gabbro which returned assays of 9.86 g/t palladium and 1.44 g/t platinum over 0.50 meters some 56 meters below the massive sulphide PGE-bearing lens. Further drilling in this area will also target low sulphide enriched palladium-platinum zones demonstrated to occur in the footwall of the West Zone massive sulphides.

The Company is currently drilling a deep test 800 meters to the West of hole FL01-104, the furthest Westerly hole drilled to date.

During the Quarter ended May 31, 2002 the Company raised a total of $928,390 through the exercise of options and warrants. Shares outstanding increased during the same period from 48,222,105 to 49,601,505. At quarter end the Company had $137,555 cash on hand.

During the Quarter ended May 31, 2002 the Company commenced expensing stock-based compensation as it relates to issued stock options. This is in accordance with the Canadian Institute of Chartered Accountants newly-issued policy Section 3870 which is effective for fiscal years beginning on or after January 1, 2002. The deemed amount expensed this quarter of $425,750, a non-cash-flow item, pertains to the 1,250,000 common share options to March 8, 2007 issued at a strike price of $0.90.

Consulting fees during this quarter aggregated $88,532 versus budget of $90,000. Office and rent and office services totaled $71,884 versus budget of $57,000; travel and conferences totaled $49,756 versus budget of $63,000; advertising and promotion was $48,633 versus budget of $39,000; computer expenses totaled $27,251 versus budget of $27,000; accounting, legal and regulatory fees totaled $27,989 versus $48,000; aggregate expenses before income taxes for the quarter were $346,949, exclusive of stock-based compensation of $425,750, versus budget of $366,000.

STARFIELD RESOURCES INC.

NOTICE OF ANNUAL AND GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and general meeting of the Shareholders of Starfield Resources Inc. (the "Corporation") will be held at McLeod & Company LLP, Suite 300, 14505 Bannister Road S.E., Calgary, Alberta, T2X 3J3, on November 9, 2001, at 11:00 a.m. (Calgary time) for the purposes of:

(a) receiving and considering the audited financial statements of the Corporation for the year ended February 28, 2001, and the report of its auditors;

(b) electing persons proposed to be nominated as directors;

(c) appointing auditors for the ensuing year and authorizing the directors to fix their remuneration; and

(d) transacting such other business as may be properly come before the said meeting or any adjournment thereof.

DATED: October 1, 2001

By Order of the Board of Directors

"Glen Indra"
GLEN INDRA
President and Chief Executive Officer

If you are unable to be present at the meeting, PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY to Computershare Investor Services Canada ("Computershare"), 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not less than forty eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the meeting or any adjournment thereof.

STARFIELD RESOURCES INC.

ANNUAL AND GENERAL MEETING OF SHAREHOLDERS

NOVEMBER 9, 2001

Proxy Solicited By
Management of Starfield Resources Inc.

The undersigned shareholder of Starfield Resources Inc. (the "Corporation") constitutes and appoints:

GLEN INDRA, President and Chief Executive Officer of the Corporation,

or failing him

KELLY KERR, a director of the Corporation,

or instead of either of the above:

________________________ of ____________________

as proxy for the undersigned, with power of substitution, to attend, act and vote on behalf of the undersigned at the annual and general meeting of shareholders of the Corporation to be held on November 9, 2001, and at any adjournment or adjournments of such meeting, in the same manner, to the same extent and with the same power as if the undersigned were present and, without limiting the general authorization given, the person indicated above is specifically directed to vote on behalf of the undersigned in the following manner:

+) , +) ,
1. Vote .) - Withhold from voting .) -
in respect of the election as directors of the nominees referred to in the Information Circular issued in connection with the meeting.

+) , +) ,
2. Vote .) - Withhold from voting .) -
in respect of the appointment of Loewen Stronach & Co., Chartered Accountants, as auditors until the next annual meeting of shareholders and the authorizing of the directors to fix the auditor's remuneration.

3. On any other matters that may properly come before the meeting in such a manner as the proxy may see fit.

In the absence of any specification above, the indicated appointee shall be deemed to have been grantedauthorityto vote the shares representedby this proxyin favour ofthe election ofdirectors and the appointment of the auditors as indicated in the Information Circular.

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION AT THE DIRECTION OF THE BOARD OF DIRECTORS. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM OR HER AT THE MEETING OTHER THAN ONE OF THE PERSONS LISTED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE FIRST PARAGRAPH OF THIS FORM OF PROXY.

This proxy form must be signed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal and by an officer or attorney duly authorized by the Corporation, and must be received at the offices of Computershare Investor Services Canada, 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the annual meeting or any adjournment of the meeting.

The undersigned revokes any instrument of proxy previously given and ratifies and confirms all that the person indicated above may do by virtue of this proxy.

DATED this ____ day of ___________, 2001.

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Shares Held

STARFIELD RESOURCES INC.

INFORMATION CIRCULAR

FOR THE ANNUAL AND GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 9, 2001

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation, by management of Starfield Resources Inc. (the "Corporation"), of proxies for the annual and general meeting of shareholders of the Corporation (the "Meeting") to be held on November 9, 2001, at McLeod & Company LLP, Suite 300, 14505 Bannister Road S.E., Calgary, Alberta, T2X 3J3, at 11:00 a.m. (Calgary time).

The cost of such solicitation will be borne by the Corporation and will be made primarily by mail. Directors and officers of the Corporation may without special compensation solicit proxies by telephone, telegram or in person.

APPOINTMENT AND REVOCATION OF PROXIES

Shareholders have the right to appoint a nominee (who need not be a shareholder) to represent them at the Meeting other than the persons designated in the enclosed form of proxy, and may do so by inserting the name of the appointed representative in the blank space provided in the form of proxy.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed by the shareholder or by his attorney authorized in writing and delivered to Computershare Investor Services Canada, 600, 530 - 8th Avenue, S.W. Calgary, Alberta T2P 3S8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the meeting or any adjournment of the Meeting.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it any time before it is exercised by instrument in writing, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting or any adjournment of the Meeting.

VOTING OF PROXIES

The persons named in the enclosed form of proxy are each an officer and/or a director of the Corporation, and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote his shares by marking the appropriate box(es) on the proxy form.

The persons named in the accompanying proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, the shares will be voted in favour of:

1. The election of the persons proposed to be nominated as directors; and
2. The appointment of Loewen, Stronach & Co., Chartered Accountants, as auditors of the Corporation.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing of this Information Circular, the directors and senior officers of the Corporation know of no such amendment, variation or other matters to come before the meeting other than the matters referred to in the Notice of Meeting and the Information Circular. If any matters which are not now known to the directors and senior officers of the Corporation should properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As of the date of this Information Circular 35,264,496 Common Shares without nominal or par value were issued and outstanding.

Each Common Share entitles the shareholder to one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors nor are there cumulative or similar voting rights attached to the Common Shares of the Corporation.

The directors of the Corporation have fixed October 3, 2001, as the record date for determination of the persons entitled to receive notice of the Meeting. Shareholders of record as of the record date are entitled to vote their Common Shares except to the extent that they have transferred the ownership of any of their Common Shares after the record date, and the transferees of those Common Shares produce properly endorsed share certificates or otherwise establish that they own the Common Shares, and demand, not later than ten (10) days before the Meeting, that their name be included in the shareholder list before the Meeting, in which case the transferees are entitled to vote their Common Shares at the Meeting.

To the knowledge of the management of the Corporation, as of the date of this Information Circular, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting shares of the Corporation carrying more than ten percent (10%) of the voting rights attached to all shares of the Corporation.

As at the date of the Information Circular, the directors and officers of the Corporation, as a group, own beneficially, directly or indirectly, and exercise control or discretion over approximately 13.46% of the outstanding Common Shares of the Corporation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

ELECTION OF DIRECTORS

At the meeting it is proposed that four (4) directors be elected to serve until the next annual general meeting or until their successors are elected or appointed in accordance with the *Business Corporations Act* (Alberta) and the By-laws of the Corporation. There are presently four (4) directors of the Corporation.

The following table indicates the names of the nominees for directors, the date each such person first became a director, the principal occupation of each such person and the number of Common Shares of the Corporation beneficially owned or controlled (directly or indirectly) by each such person. The information contained in this table as to the number of Common Shares of the Corporation beneficially owned or controlled, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees. The board of directors is required to appoint an Audit Committee, the proposed members of which are indicated in the table.

Name, Municipality of Residence and Date First Became a Director	Principal Occupation During Past Five Years	Common Shares Beneficially Owned or Controlled
Glen Joseph Indra* Vancouver, BC November 28, 1997	President of Floralynn Investments Ltd., a private investment company, in N. Vancouver B.C. since February 1992, Vice-President of International Focus Resources Inc. from January 1986 until February 1992. Director of Deep Basin Energy Inc., an oil and gas company from July 1988 until June 1997. President and director of ECON Ventures Ltd., a mining exploration company whose shares trade on the CDNX from September 1995 until August 2001.	3,235,500
Glen Macdonald* Vancouver, BC November 28, 1997	Self Employed Geological Consultant since September 1982, Director of Dynamic Ventures Ltd. from 1995 until March 1998. Director of Golden Quail Resources since May 1989, Director of Advance International Inc. since April 1994. Director and President of Arcturus Resources Ltd., a CDNX listed resource company, since April 1984.	1,410,000
Kelly Kerr* Calgary, Alta. November 28, 1997	Manager of Corporate Finance, Rogers & Partners Securities Inc. from March 1997 until March 2001. President of Deep Basin Energy Inc., an oil and gas producer from July 1992 until December 1996. Controller of Deep Basin Energy Inc. from November 1989 until July 1992. Senior Auditor, Peat Marwick Thorne, Chartered Accountants, from August 1989 until October 1989. Senior Auditor, Vennard Johannesen, Chartered Accountants, from May 1988 until August 1989. Auditor, Thorne Ernst & Whinney, Chartered Accountants, from May 1986 until May 1988.	100,000
Henry Giegerich Vancouver, B.C. January 6, 2000	Professional Mining Engineer, employed by Cominco Alaska Inc. from 1982 to 1987. Director of Viceroy Resources Inc. from August, 1995 to May 2001.	Nil

* Members of the proposed Audit Committee

STATEMENT OF EXECUTIVE COMPENSATION

There is presently one (1) executive officer of the Corporation. The classification of "executive officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Corporation or a subsidiary who performs a policy-making function for the Corporation whether or not that person is also a director of the Corporation or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Corporation if that person performs the functions of that office on a full-time basis.

The following summarizes all of the compensation paid by the Corporation to the Corporation's executive officer, and to each of four (4) directors who are not executive officers, for the year ended February 28, 2001.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards			
Name and Principal Position Feb. 29		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Special Warrants ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
Glen Indra President, Secretary-Treasurer and Director	2001	$48,000.00	Nil	Nil	360,000	Nil	Nil	Nil
Glen Macdonald Director	2001	Nil	Nil	Nil	906,000	Nil	Nil	Nil
Kelly Kerr Director	2001	Nil	Nil	Nil	255,000	Nil	Nil	Nil
Henry Giegerich Director	2001	Nil	Nil	Nil	200,000	Nil	Nil	Nil

Plans

The Corporation has a Stock Option Plan (the "Plan") which was approved and adopted by the shareholders on November 28, 1997. Options granted pursuant to the Plan will not exceed a term of five (5) years and are granted at an option price and on other terms which the directors determine are necessary to achieve the goal of the Plan and in accordance with regulatory policies. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation's Common Shares are listed for trading.

The number of Common Shares allocated to the Plan will be determined by the board of directors from time to time. The aggregate number of Common Shares reserved for issuance under the Plan, other employee stock option plans, options for services, and employee stock purchase plans, may not exceed ten percent (10%) of the issued and outstanding Common Shares. In addition, the aggregate number of Common Shares so reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding Common Shares.

The optioned Common Shares, when fully paid for by a participant, are not included in the calculation of Common Shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding ninety (90) days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one hundred and eighty (180) days following death.

The board of directors may from time to time make rules, regulations and amendments to the Plan. Should any rule, regulation or amendment materially differ from the provisions previously approved by shareholders and the regulatory authorities, the Corporation shall obtain the necessary regulatory or shareholder approvals.

The following table sets out the incentive stock options which have been granted pursuant to the Plan:

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
Glen Indra	360,000 (1)	-	$0.44	$0.52	October 23, 2005
Glen Indra	782,000(1)	43.54%	$0.50	$0.57	May 4, 2006
Glen Macdonald	906,000 (2)	34.54%	$0.44	$0.52(3)	October 23, 2005
Kelly Kerr	155,000	N/A	$0.15	N/A (5)	July 9, 2003
Kelly Kerr	100,000	3.81%	$0.40	$0.49	November 19, 2004
Henry Giegerich	200,000	7.62%	$0.40	$0.50	January 21, 2005
Robert Krause	88,000(3)	N/A	$0.50	$0.42	May 4, 2004
Marek Sulinski	65,000 (4)	4.96%	$0.50	$0.65	April 11, 2005
Thomas J. Brady	125,000	4.76%	$0.50	$0.57	May 4, 2006

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
Brian Game	10,000	0.38%	$0.50	$0.57	May 4, 2006
John Nicholson	10,000	0.38%	$0.50	$0.57	May 4, 2006
TOTAL	**2,801,000**				

(1) Glen Indra has exercised 1,197,000 options.
(2) Glen Macdonald has exercised 900,000 options.
(3) Robert Krause has exercised 200,000 options.
(4) Marek Sulinski has exercised 62,500 options.
(5) On the date of grant of the stock option the Common Shares were not yet listed on the facilities of the CDNX.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SAR's at FY-End($) Exercisable/ Unexercisable
Glen Indra	130,000	$63,700.00	-	-
Glen Indra	100,000	$48,000.00	-	-
Glen Indra	100,000	$47,000.00	-	-
Glen Indra	25,000	$5,250.00	-	-
Glen Indra	749,000	$134,820.00	1,142,000	$181,480.00
Glen Macdonald	22,000	$11,220.00	-	-
Glen Macdonald	600,000	$66,000.00	-	-
Glen Macdonald	50,000	$5,500.00	906,000	$181,200.00
Louise Davey	50,000	Nil	-	-
Louise Davey	117,800	$11,780.00	Nil	Nil
Marek Sulinski	32,000	$22,400.00	-	-
Marek Sulinski	32,500	$2.925.00	65,000	$9,100.00
Robert Krause	200,000	$4,000.00	88,000	$12,320.00
Henry Giegerich	Nil	Nil	200,000	$48,000.00
Kelly Kerr	Nil	Nil	255,000	$99,950.00
Thomas J. Brady	Nil	Nil	125,000	$17,500.00
Brian Game	Nil	Nil	10,000	$1,400.00
John Nicholson	Nil	Nil	10,000	$1,400.00

Directors

Since the incorporation of the Corporation the directors of the Corporation have not been paid cash compensation in their capacity as directors.

Other

The officers and directors are reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties. The aggregate value of all other compensation not described in this Information Circular paid or payable by the Corporation to executive officers of the Corporation was nil.

Compensation

The Corporation has agreed to pay total aggregate cash compensation, comprising consulting fees and management fees, as follows:

Officer	Nature of Services Performed	Estimated Proposed Cash Compensation
Glen Indra	Management	$48,000.00 [(1)]
TOTAL		**$48,000.00**

(1) Officers or directors are remunerated for their professional services on the basis of commercially competitive rates and, where applicable, in accordance with the compensation recommended by the Association of Professional Engineers and Geoscientists of British Columbia. The Corporation has entered into a management agreement with Mr. Indra and Floralynn Investments Ltd., a corporation wholly owned by Mr. Indra to this end. See "Material Contracts". The management agreement may be terminated at any time with cause, upon three (3) months notice without cause and has a five (5) year term.

APPOINTMENT OF AUDITORS

The Management of the Corporation proposes to nominate Loewen, Stronach & Co., Chartered Accountants, as Auditors for the Corporation at a remuneration to be fixed by the directors, to hold office until the close of the next Annual General Meeting of the Shareholders or until they are removed from office by the Corporation or resign as provided by law. Loewen, Stronach & Co. have been the Corporation's Auditor since October 15, 1996.

FINANCIAL STATEMENTS

A copy of the Corporation's audited financial statements for the year ended February 28, 2001, are attached to this Information Circular as Schedule "A".

OTHER BUSINESS

Management is not aware of any matters to come before the meeting other than those set out in the Notice of Meeting. If other matters come before the Meeting it is the intention of the individuals indicated in the form of proxy to vote the same in accordance with their best judgment in such matters.

INTEREST OF INSIDERS

The Corporation entered into a management agreement with Mr. Indra and Floralynn Investments Ltd., a corporation which is wholly owned by Mr. Indra on June 16, 1998. Under the terms of this agreement, management services are provided to the Corporation by Mr. Indra and Floralynn Investments Ltd. The management agreement may be terminated at any time with cause, upon three (3) months notice without cause and has a five (5) year term.

APPROVAL AND CERTIFICATION

The contents of this Information Circular, Proxy Statement, and the sending thereof have been approved by the board of directors of the Corporation.

This Information Circular constitutes full, true, and plain disclosure of all material facts relevant to the particular matters to be voted on by the shareholders.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED: October 1, 2001

"Glen Indra"
Glen Indra
Chief Executive Officer and
Chief Financial Officer

A.B. KORELIN & ASSOCIATES INC.

REGULATORY COMPLIANCE

INVESTOR RELATIONS

CORPORATE HEADQUARTERS
P.O. Box 872707
Vancouver, WA 98687

MAILING ADDRESS
108 S.E. 124th Avenue
Vancouver, WA 98684
(360) 891-7114
Fax: (360) 891-7005
e-mail: kak@pacifier.com
ALEXANDER B. KORELIN

CALIFORNIA
2090 Moontree Drive
Sacramento, CA 95833-3352
(916) 922-5933
Fax: (916) 921-6520
e-mail: kennethh2@yahoo.com
KENNETH H. GOLDEN

CANADA
Suite 500 - 68 Water Street
Vancouver, B.C. V6B 1A4
(604) 682-5258
Fax: (604) 602-8274
e-mail: morris@istar.ca
J. RANDALL MORRIS

SEATTLE, WA
P.O. Box 995
Mercer Island, Washington 98040
(206) 232-3621
(206) 232-1196
e-mail: kak@pacifier.com
STEVE G. TAYLOR

EDGAR FILINGS
FRED KUPEL

September 10, 2002

Filing Desk
Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE: FORM 6-K, Starfield Resources Inc. (File # 0-29948)

Dear Sir or Madam:

Starfield Resources Inc. (File #0-29948) hereby submits eight copies of Form 6-K for the period June 2002.

Yours very truly,

A.B. KORELIN AND ASSOCIATES, INC.

Alexander B. Korelin
President

ABK/aaw

enclosure: Form 6-K Starfield Resources Inc. (File #0-29948)

cc: Mr. Glen J. Indra, President – Starfield Resources Inc.